================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of August 2003


                                MFC BANCORP LTD.
             (Exact Name of Registrant as specified in its charter)

      FLOOR 21, MILLENNIUM TOWER, HANDELSKAI 94-96, A-1200, VIENNA, AUSTRIA
                              011 (43) 1 24025 102
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No  X
                                    ---      ---

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

================================================================================

                             MATERIAL CHANGE REPORT

                  SECURITIES ACT (BRITISH COLUMBIA), SECTION 85
                      SECURITIES ACT (ALBERTA), SECTION 118
                       SECURITIES ACT (QUEBEC), SECTION 73

1.     REPORTING  ISSUER

MFC  Bancorp  Ltd.
Suite  300  -  204  Black  Street,
Whitehorse,  Yukon

2.     DATE  OF  MATERIAL  CHANGE

July  24,  2003.

3.     PRESS  RELEASE

MFC Bancorp Ltd. press release announcing the Material Change disclosed in this Report was disseminated from New York, NY on July 31, 2003.

4.     SUMMARY  OF  MATERIAL  CHANGE

On July 31, 2003, MFC Bancorp Ltd. ("MFC") announced that it had completed certain transactions (the "ACQUISITION") resulting in the indirect acquisition of the alloys and pigments businesses and related assets of Trident Alloys Ltd. ("TRIDENT") through an indirectly 80% owned subsidiary, Mazak Ltd. ("MAZAK").

5.     FULL  DESCRIPTION  OF  MATERIAL  CHANGE

Pursuant to the Acquisition, Mazak acquired the alloys and pigments businesses and related assets of Trident of Walsall, England (the "Operations"). As a result, Mazak will have an annual production capacity of approximately 40,000 tons and be the largest United Kingdom producer of zinc based alloys and pigments, marketed under the brands Mazak diecasting alloys, Delaville zinc dust, Delaphos zinc phosphate and Delox zinc oxide, and alloys for the galvanizing industries, including Technigalva and Galfan. The Operations' sales have historically been equally divided between Alloys and Pigments products and approximately equally between domestic and export customers. The Operations were assumed in a seamless transition with no disruption to production or customer deliveries. In conjunction therewith, Mazak also acquired all current trade accounts receivable and all recognized trade liabilities of the Operations. All debtors' accounts are insured as to their collectibility in accordance with ongoing corporate policy. Mazak also indirectly leases industrial space from US Steel in Kosice, Slovakia, for the purpose of assembling a new zinc alloy refinery. Production from this facility is currently expected to commence at or around the end of September 2003. A copy of MFC's press release respecting the Acquisition is attached hereto as Schedule "A".

The following summaries of certain material provisions of the agreements that were entered into in connection with the Acquisition are not complete and such provisions, including the definitions of certain terms, are qualified in their entirety by reference to the applicable agreements which are attached to this report.

On or about July 24, 2003, a wholly owned subsidiary of MFC, Sutton Park International Limited ("SUTTON"), entered into a subscription and shareholders' agreement (the "SUBSCRIPTION AGREEMENT") relating to Alson Enterprises Corp.
("ALSON") with Alson and certain of its management employees ("MANAGEMENT"), a copy of which is attached hereto as Schedule "B". As a result thereof, Sutton acquired 80% and Management acquired 20% of the issued shares of Alson and Alson subscribed for all of the issued shares of Mazak.

The Subscription Agreement contains representations, warranties, indemnities and covenants reasonably customary for agreements of this nature, and provides that Sutton can seek indemnification from Management in respect of certain claims.

On or about July 24, 2003, Mazak entered into an asset purchase agreement (the "PURCHASE AGREEMENT") with Trident in connection with the purchase of Trident's alloys business unit, its pigments business unit and related assets (including all stock, raw materials, components, and finished and partly finished goods relating to such businesses (the "STOCK"); the goodwill, intellectual property, movable equipment, contracts, licences and rights, and any other assets relating to such businesses; and the shares of Mazak Slovakia), a copy of which is attached hereto as Schedule "C". Pursuant to the Purchase Agreement, Mazak paid
Trident: (i) approximately GBP 0.4 million for the Assets (other than the Stock) related to such businesses and the Mazak Slovakia shares; (ii) subject to certain adjustments set forth therein, approximately GBP 2.4 million for the Stock (GBP 1.9 million of which was paid in cash on closing and GBP 0.5 by the issuance of Loan Notes); and (iii) GBP 85,000 in respect of certain other amounts which Trident had previously paid on behalf of Mazak.

The Loan Notes in the amount of GBP 500,000 are due one year from closing and carry a warrant which allows the holder to convert the loan instrument into the number of common shares which comprise 50% of the issued share capital of Mazak plus one share upon the occurrence of certain events including the failure to pay the Loan Notes and events of insolvency.

Pursuant to the Purchase Agreement, Mazak assumed the liabilities and obligations of Trident in connection with the acquired businesses and assets, other than certain Excluded Liabilities (as defined therein including liabilities in respect of trade and other creditors, environmental matters, the Trident Alloys Retirement Plan, Trident's lenders, metal or foreign exchange hedging contracts, Trident's retained scarficial anodes business, and liabilities in respect of defective products sold prior to completion) for which Trident agreed to indemnify Mazak.

In connection with the Acquisition, Mazak also acquired the qualified receivables in US dollars, Euros and Pounds Sterling relating to the Operations, aggregating GBP 4.9 million, by assuming certain obligations to trade creditors, aggregating GBP 1.7 million, and paying the balance in cash on closing.

Pursuant to the Acquisition, the employees of Trident's alloys business unit and its zinc pigments business unit were automatically transferred to Mazak with the effect that such employees are employed by Mazak.

The Purchase Agreement contains non-competition and non-solicitation provisions prohibiting Trident, on its own behalf or with any other person, from engaging in any business involved in the manufacture, production, distribution or sale of products, or the supply of services, previously sold, or supplied, by Trident in connection with its alloys business and pigments business, and prohibiting Trident from soliciting persons who were customers, directors, managers or employees of such businesses prior to completion. Additionally, the Purchase Agreement restricts Trident from utilizing in any way any of the business names or trade names transferred to Mazak.

The Purchase Agreement contains representations, warranties, indemnities and covenants reasonably customary for agreements of this nature.

6. RELIANCE OF SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT PROVISIONS UNDER OTHER PROVINCIAL SECURITIES LEGISLATION

Not  applicable

7.     OMITTED  INFORMATION

Not  applicable

8.     SENIOR  OFFICERS

For further information please contact Michael Smith, President at (43) 1 24025 102.

9.     STATEMENT  OF  SENIOR  OFFICER

The  foregoing  accurately  discloses  the  material  change referred to herein.

DATED  at  Vancouver,  British  Columbia  this  7th  day  of  August,  2003.



     /S/  MICHAEL  SMITH
     -------------------
Signature

     MICHAEL  SMITH,  PRESIDENT
     --------------------------
     Name  and  Title  of  Signatory

                                  SCHEDULE "A"

                                                               [GRAPHIC  OMITED]

                                  NEWS RELEASE

FOR  IMMEDIATE  RELEASE  JULY  31,  2003
----------------------------------------

Contact:     Allen  &  Caron  Inc.                          Rene  Randall
             Joseph  Allen  (investors)                     (604)  683-8286
             (212)  691-8087                                rrandall@bmgmt.com
             joe@allencaron.com                             ------------------
             ------------------
                     or
             Kari  Paskewics  (media)
             (630)  759  9640
             kari@allencaron.com


                         MFC BANCORP LTD. INCREASES ITS
                          COMMODITIES TRADING BUSINESS

NEW YORK CITY, (July 31, 2003) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), announces it has completed the acquisition of the alloys and pigments assets from Trident Alloys Ltd of Walsall, England through a newly formed company Mazak Ltd.

Mazak Ltd is 80% owned by MFC and the balance is held by its management personnel. Mazak will become the UK's largest producer of zinc-based alloys and pigments. Combined divisional annual turnover is budgeted at approximately GBP 35 million from production of 40,000 tonnes of Alloy and Pigment products, with broad industrial applications. Customers range from component manufacturers and galvanizers to pharmaceutical and coatings producers. Sales distribution is divided between Europe, the Middle and Far East and Asia.

Mazak also indirectly, has leased industrial space from US Steel, for the assembly of a new zinc alloy refinery in Kosice, Slovakia. Much of the equipment to be incorporated into the plant is on hand and production from this facility is expected to begin by the end of September when completed. This plant is expected to have a capacity of 12,000 tpy and is budgeted to be producing at the rate of 5,000 tpy by the end of the year. Mazak Ltd. has identified customers in advance for the expected production of the Slovakian plant.

Commenting on the acquisition, Michael Smith, President of MFC Bancorp Ltd., said, "We look forward to the new working partnership with Mazak and believe this acquisition will enhance our commodities trading business."

                                    - MORE -

MFC  BANCORP  LTD.  INCREASES  ITS  COMMODITIES  TRADING  BUSINESS
Page  -2-

ABOUT  MFC  BANCORP

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.
                                                      -------------------------

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

                                  SCHEDULE "B"

CONFORMED  COPY


                               Date   24 July 2003


                                 RICHARD JOHNSON
                                  JONATHAN HILL
                               KEITH ROY SARGEANT
                            JONATHAN ANDREW CHAPPELL
                              STEPHEN JOHN WHEELER
                             GEOFFREY LAURENCE BERRY

                             ALSON ENTERPRISES CORP

                                       and

                        SUTTON PARK INTERNATIONAL LIMITED


             ______________________________________________________

                    SUBSCRIPTION AND SHAREHOLDERS' AGREEMENT
                                   RELATING TO
                             ALSON ENTERPRISES CORP
             ______________________________________________________


                            WATSON, FARLEY & WILLIAMS
                                     LONDON

                                      INDEX


Clause                                                             Page

1    DEFINITIONS AND INTERPRETATION                                   1

2    THE BUSINESS                                                     7

3    COMPLETION                                                       9

4    MANAGEMENT                                                      11

5    ACCOUNTING AND ADMINISTRATION                                   13

6    NOMINATED DIRECTORS                                             14

7    TRANSFER OF SHARES                                              15

8    EVENTS OF DEFAULT AND CHANGES TO THE ARTICLES                   15

9    WARRANTIES, REPRESENTATIONS AND INFORMATION
     OBLIGATIONS                                                     16

10   LIMITATIONS ON LIABILITY                                        17

11   RESTRICTIONS                                                    19

12   IMPLEMENTATION                                                  22

13   EXIT                                                            22

14   COSTS                                                           22

15   ANNOUNCEMENTS AND CONFIDENTIALITY                               22

16   TERMINATION                                                     23

17   PROVISIONS RELATING TO THIS AGREEMENT                           23

18   NOTICES                                                         25

19   GOVERNING LAW AND JURISDICTION                                  26

SCHEDULE 1 THE EXECUTIVES                                            27

SCHEDULE 2 PART A - DETAILS OF THE COMPANY                           28

PART B - DETAILS OF MAZAK LIMITED                                    29

SCHEDULE 3 MATTERS WHICH NO GROUP COMPANY CAN                        31

SCHEDULE 4 DEED OF ADHERENCE                                         34

EXECUTION PAGES                                                      42

THIS  AGREEMENT  is  made  on                                      2003

BETWEEN:

(1)  THE  PERSONS whose names and addresses are set out in column 1 of Part A of
     Schedule  1  (together  the  "EXECUTIVES");

(2) ALSON ENTERPRISES CORP, incorporated in The British Virgin Islands with company number 551520, whose registered office is at 325 Waterfront Drive, 2nd Floor, Wickhams Cay, Road Town, Tortola, British Virgin Islands (the "COMPANY") and

(3) SUTTON PARK INTERNATIONAL LIMITED, incorporated in Barbados with company number 22314, whose registered office is at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados (the "INVESTOR")

WHEREAS:

(A) The Company is a private company limited by shares incorporated in the territory of the British Virgin Islands under the International Business Companies Act (CAP 291) as amended of the British Virgin Islands further details of which are set out in Part A of Schedule 2.

(B) The Investor has agreed to subscribe for, and the Company has agreed to issue, the Investor Shares and the Executives and the Company have agreed to give certain warranties to the Investor in connection therewith and the parties have agreed to certain other matters, all on the terms of this Agreement.

IT  IS  AGREED  as  follows:

1    DEFINITIONS  AND  INTERPRETATION

1.1  In  this  Agreement,  including  the  schedules  and  the  recitals:

     "A DIRECTORS" means the "A" directors of the Company appointed in accordance with this Agreement and the Articles;

     "A SHARES" means 249,998 class "A" ordinary shares of GBP 1 par value each in the capital of the Company;

     "ACCOUNTS" means the consolidated audited financial statements of the Group as at, and for the accounting reference period ended on, the Accounts Date (including the directors' and auditor's reports);

     "ACCOUNTS  DATE"  means  31  December  in  each  year;

     "ARTICLES" means the Memorandum and Articles of Association in the approved form to be adopted by the Company at Completion, as the same may be amended from time to time;

     "ASSOCIATED COMPANY" means, as regards any company, a company which is for the time being a holding company of that company or a subsidiary of that company or of any such holding company;

     "AUDITORS"  means  the  auditors  from  time  to  time  of  the  Group;

     "B DIRECTORS" means the "B" directors of the Company appointed in accordance with this Agreement and the Articles;

     "B SHARES" means 2 preferred class "B" shares of GBP 1 par value each in the capital of the Company;

     "BOARD"  means  the  board  of  directors of the Company from time to time;

     "BOOKS AND RECORDS" has its common law meaning and includes, without limitation, all notices, correspondence, orders, inquiries, drawings, plans, books of account and other documents and all computer disks or tapes or other machine legible programs or other records;

     "BUDGET" means, in relation to a financial year of the Company, the projected consolidated balance sheet, profit and loss account and cash flow statement in relation to the Group, together with the statement of projected capital expenditure in relation to the Group;

     "BUSINESS" means the businesses specified in clause 2.1 to be carried on by the Group Companies;

     "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which clearing banks in England are open for business;

     "BUSINESS INFORMATION" means all information, know how and records (whether or not confidential and in whatever form held and whether commercial, financial, technical or otherwise) including (without limitation) all formulas, designs, specifications, drawings, films, data, manuals and instructions and all customer lists, sales information, business plans and forecasts, and all technical or other expertise and all computer software and computer readable media and all accounting and tax records, correspondence, orders and inquiries relating to the relevant person or its business or affairs;

     "BUSINESS SALE AGREEMENT" means the business sale and purchase agreement in the approved form between Trident Alloys Limited and Mazak Limited;

     "CLAIM"  means  any  claim  for  breach  of  any  Warranty;

     "COMPANIES ACTS" means the Companies Act 1985, the Companies Consolidation (Consequential Provisions) Act 1985, the Companies Act 1989 and Parts V and VII of the Criminal Justice Act 1993;

     "COMPLETION" means the parties' performance of their obligations under clause 3;

     "COMPLETION  DATE"  means  the  date  of  Completion;

     "CONNECTED PERSON" has the meaning ascribed thereto in section 839 of the Taxes Act and references in this Agreement to a person being "CONNECTED" with another shall be construed accordingly;

     "CONSULTANCY AGREEMENT" means the consultancy agreement in the approved form between MFC Bancorp Ltd. and R Johnson (one of the Executives);

     "DEBTOR/CREDITOR OFFER LETTER" means the offer letter relating to debtors and creditors in the approved form from Trident Alloys Limited to Mazak Limited;

     "DEED OF ADHERENCE" means a deed in the form or substantially in the form set out in Schedule 4;

     "DISCLOSURE LETTER" means the letter in the approved form of even date with this Agreement from the Warrantors to the Investor in connection with the Warranties;

     "DIRECTORS" means all the directors of the Company appointed pursuant to the Articles and this Agreement, including the Nominated Directors;

     "EVENT  OF  DEFAULT"  means,  in  relation  to  any  Executive:

     (a)  the  occurrence  of an Insolvency Event in relation to that Executive;
          or

     (b) any breach by that Executive of any of his obligations under this Agreement which breach, if capable of remedy, is not remedied within 20 Business Days of a notice given by the Investor specifying reasonable details of the breach and requiring the Executive in breach to remedy the same; or

     (c) that Executive becoming incapable (as defined in section 13(1) of the Enduring Powers of Attorney Act 1985); or

     (d) the expiry or termination, howsoever arising, of the employment of that Executive by the Company under the relevant Consultancy Agreement or Service Agreement or otherwise;

     "GROUP" means the Company and the Subsidiaries, and "GROUP COMPANY" has a corresponding meaning;

     "GUARANTEE" means any guarantee, indemnity or Security Interest granted by the Investor or any of its Associated Companies in respect of the obligations (actual or contingent) (or any of them) of any Group Company;

     "INSOLVENCY  EVENT"  means:

     (a) in respect of a body corporate, that it has ceased to trade or has a receiver, examiner, administrative receiver, administrator or manager appointed over the whole or the majority of its assets or undertakings, or has become insolvent or gone into liquidation (unless such liquidation is for the purpose of a solvent reconstruction or amalgamation), compounded with its creditors generally or has otherwise been unable to meet its debts as they fall due or has suffered any similar event in consequence of debt; and

     (b) in respect of an individual, that such individual has become or been declared bankrupt or has suffered any similar action in consequence of debt;

     "INTELLECTUAL PROPERTY" means patents, trade marks, service marks, rights in designs, trade names, copyrights in any drawings, designs, plans, specifications, manuals, computer software and computer data, films and trade secrets, bills of material, specifications in respect of product components, test inspection and packaging specifications and any know how, whether or not any of these is registered and including applications for any such right matter or thing or registration thereof and any right under licences or consents in relation to any such right, matter or thing and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world and all other information necessary for the technical exploitation of any of the same, and "INTELLECTUAL PROPERTY RIGHTS" shall be construed accordingly;

     "INVESTOR SHARES" means the 199,998 A Shares and 2 B Shares to be subscribed at GBP 1 per Share by the Investor pursuant to clause 4 comprising eighty per cent. (80%) of the issued ordinary share capital of the Company immediately following Completion;

     "LOAN DOCUMENTS" means any loan, credit, financing, factoring or invoice discounting agreement from time to time entered into by any Group Company and all documents executed pursuant thereto;

     "MANAGEMENT ACCOUNTS" means the consolidated unaudited management accounts in the approved form of the Group as at, and for each calendar quarter and including cash flow forecasts for the following two calendar quarters;

     "MAZAK LIMITED" means Mazak Limited, a company incorporated in England, details of which are set out in Part B of Schedule 2;

     "MAZAK SLOVAKIA" means Mazak Slovakia s.r.o, a company incorporated in Slovakia, details of which are set out in Part C of Schedule 2;

     "MAZAK SLOVAKIA SALE AGREEMENT" means the sale agreement in the approved form between Trident Alloys Limited and the Company relating to Mazak Slovakia;

     "NOMINATED DIRECTOR" means any director of any Group Company for the time being appointed by the Investor pursuant to the Articles or this Agreement, including the B Directors;

     "PERMITTED TRANSFER" shall have the meaning ascribed thereto in the Articles;

     "PERMITTED TRANSFEREE" shall have the meaning ascribed thereto in the Articles;

     "SECURITY INTEREST" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, encumbrances, assignment, trust arrangement, title retention or other security interest or other arrangement of any kind having the effect of conferring security;

     "SERVICE AGREEMENTS" means service agreements in the approved form between Mazak Limited and the Executives being in the case of the Executives other than R Johnson their service agreements or terms of employment with Trident Alloys Limited, as transferred to Mazak Limited by virtue of the Regulations as defined in and under the Business Sale Agreement;

     "SHAREHOLDERS" means the members of the Company, including the Executives and the Investor (or their respective successors in title to the Shares);

     "SHARES"  means  the  A  Shares  and  the  B  Shares;

     "STOCK  EXCHANGE"  means  London  Stock  Exchange  plc;

     "SUBSIDIARIES" means all and any subsidiary undertakings from time to time of the Company, being, following Completion and for the purposes of the Warranties, Mazak Limited and Mazak Slovakia;

     "TAX" or "TAXATION" means and includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local governmental or municipal impositions, duties, contributions and levies, in each case whether of the United Kingdom or elsewhere, wherever imposed and all penalties, charges, costs and interest relating thereto and without limitation all employment taxes and any deductions or withholdings of any sort;

     "TAXES  ACT"  means  the  Income  and  Corporation  Taxes  Act  1988;

     "WARRANTIES"  means  the warranties set out in Clause 9 and Schedule 5; and

     "WARRANTORS" means the Executives and the Company (or any of them as the context may require).

1.2 CONSTRUCTION OF CERTAIN TERMS. In this Agreement, including the schedules and recitals:

     "AGREEMENT" includes any commitment or arrangement, whether legally binding or not, and references to being party to an agreement or having agreed to anything shall be construed accordingly;

     "APPROVED FORM" in relation to a document, means in a form signed simultaneously with execution of this Agreement or, otherwise, signed for the purpose of identification by or on behalf of the parties to this Agreement;

     "ASSET" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

     "COMPANY" includes any partnership, joint venture and unincorporated association;

     "CONSENT" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

     "CONTINGENT LIABILITY" means a liability which is not certain to arise and/or the amount of which remains unascertained;

     "DOCUMENT" includes any accounts and any financial or other information recorded in any form;

     "EVENT"  includes  omission;

     "EXPENSE" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

     "LEGISLATION" means any enactment or subordinate legislation in force in the United Kingdom, any law, decree or regulation in force in a country or territory outside the United Kingdom and any of the Treaties and any Community instrument (as such terms are defined in the European Communities Act 1972);

     "LIABILITY" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

     "PERSON" includes any individual, firm, company, government, state or agency of a state or any joint venture, association, partnership or other body corporate or unincorporate (whether or not having separate legal personality);

     "STATEMENT" includes any statement, whether of fact or otherwise, any estimate, forecast or projection, any expression of opinion, belief or intention, and any promise or undertaking;

     "REGULATION" includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

     "SUCCESSOR" includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person's rights under this Agreement or any other document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

     "WAIVER" includes an agreement not to rely on or assert certain provisions or rights during a specified period, until further notice or while or if specified conditions are satisfied;

     "WRITTEN" in relation to a notice, consent, demand or other communication under this Agreement, or an amendment or waiver concerning it, includes sent by telex or facsimile transmission and any other mode of reproducing words in a legible and permanent form.

1.3 TERMS DEFINED IN THE COMPANIES ACTS. The expressions "ACCOUNTING REFERENCE DATE", "ACCOUNTING REFERENCE PERIOD", "ALLOTMENT", "BODY CORPORATE", "CURRENT ASSETS", "DIRECTOR", "GROUP UNDERTAKING", "HOLDING COMPANY", "PAID UP", "PARENT UNDERTAKING", "PROFIT AND LOSS ACCOUNT", "SHARE", "SUBSIDIARY", "SUBSIDIARY UNDERTAKING", "UNDERTAKING" and "WHOLLY-OWNED SUBSIDIARY" shall have the meanings respectively given to them in the Companies Acts.

1.4 REFERENCES TO ENACTMENTS. Any reference in any terms to an enactment includes a reference to:

     (a) that enactment as amended or re-enacted, with or without amendment, whether before this Agreement or not; or

     (b) any enactment which that enactment re-enacts, whether with or without amendment; or

     (c) any subordinate legislation under the enactment referred to or under any such enactment as is described in Clauses 1.4(a) or 1.4(b),

     and a reference to things done or failing to be done under or for the purpose of any enactment shall be construed accordingly.

1.5 REFERENCES TO CLAUSES ETC. References to clauses, subclauses, recitals and schedules are to clauses and subclauses of, and recitals and schedules to, this Agreement and the schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the schedules.

1.6 SINGULAR, PLURAL AND GENDERS. Words importing the singular include the plural and vice versa and words importing a gender include every gender.

1.7 HEADINGS. Headings are only for convenience and shall not affect the meaning of its provisions.

1.8  TIME.  References  to  times  of  day  are  to  London  time.

1.9 LEGAL TERMS. References to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

1.10 AUTHORITIES. References to any particular governmental, administrative or other authority or agency shall include references to any equivalent or substantially similar authority or agency in the country in which the relevant person is incorporated or trading or tax resident or has previously traded.

1.11 CONSTITUTIONAL DOCUMENTS. Reference to the memorandum and/or articles of association of a body corporate or unincorporate includes reference to its certificate or articles of incorporation, By-Laws and/or other constitutional documents.

1.12 GENERAL WORDS. General words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words or introduced by the word "other" and preceded by words indicating a particular class of acts, matters or things and accordingly the rule known as the ejusdem generis rule shall not apply to this Agreement.

1.13 REFERENCES TO SHARES. Any reference in any terms to the Shares of a Shareholder are references to the number of Shares from time to time legally or beneficially held by that Shareholder.

1.14 CONTRARY INTENTION. Clauses 1.1 to 1.13 apply unless a contrary intention appears.

2    THE  BUSINESS

2.1  BUSINESS.  The  businesses  of  the  Group  Companies  shall  be:

     (a) in the case of the Company, initially, to hold all the issued shares of Mazak Limited and Mazak Slovakia;

     (b) in the case of Mazak Limited, initially, to operate the Businesses acquired by it pursuant to the Business Sale Agreement; and

     (c) in the case of Mazak Slovakia, to operate related businesses in Slovakia,

     and, subsequently, such businesses as may be determined in accordance with Clause 4, and such businesses shall be carried on at all times in the best interests of the relevant Group Company.

2.2 GUARANTEES. If, at any time the Investor or any of its Associated Companies agrees to give any Guarantees, the parties shall procure that the Group Companies (or such of them as the Investor may require) give counter-indemnities to the guarantor in such form as the Investor may reasonably require.

2.3 COUNTER-INDEMNITY FOR GUARANTEES. The Company shall indemnify and keep indemnified the Investor (for itself and as trustee for its Associated Companies who give Guarantees for the purpose of this clause 2.3 and clauses 2.4 to 2.6) from and against liabilities under any Guarantee.

2.4 COUNTER-INDEMNITY LIABILITY NOT DISCHARGED. The Company hereby unconditionally and irrevocably agrees that its obligations under Clause 2.3:

     (a) shall be unconditional and are and will remain in full force and effect by way of continuing indemnity until full and irrevocable discharge of all its obligations to the Investor and its Associated
          Companies  in  respect  of  all  Guarantees;

     (b) are additional to, and not instead of, any security, guarantee, other indemnity or rights of subrogation at any time existing in favour of the Investor and its Associated Companies who have granted any relevant Guarantee, whether from the Company or any other person, and are cumulative and not exclusive of any rights or remedies provided by law; and

     (c)  shall  not  be  affected  by:

          (i) any validity, illegality, irregularity or unenforceability of or defect in any provision of any Guarantee, any document referred to in any Guarantee, this Agreement or any other document;

          (ii) any time, indulgence, waiver or consent at any time given to the Company or any other person;

          (iii) any amendment to any Guarantee, any document referred to in any Guarantee, this Agreement or any other document;

          (iv) the enforcement or absence of enforcement of any claim against the Company or of any other security, guarantee or indemnity;

          (v)  the  release  of any such claim, security guarantee or indemnity;
               or

          (vi) any other matter or thing whatsoever which might affect the Company's obligations under this Agreement, except for full and irrevocable payment (whenever required hereunder) and discharge of all the obligations of the Company to the Investor and its Associated Companies who have granted the relevant Guarantees.

2.5 PAYMENT CURRENCY. All payments to be made under Clause 2.3 shall be made on demand in the currency demanded and in immediately available funds and to such account as the Investor shall specify and shall be made:

     (a)  without  set-off,  counterclaim  or  condition;  and

     (b) free and clear of, and without deduction for or on account of, any present or future Taxation, unless the Company is required by law or regulation to make payment subject to any Taxation, in which event such payment shall be increased by such amount as may be necessary to ensure that the recipient receives a net amount, free and clear of all Taxation, equal to the full amount which the recipient would have received had such payment not been subject to such Taxation and shall promptly supply the recipient with copies of applicable Taxation receipts.

2.6 NO WAIVER OF LEGAL REMEDIES. Nothing in this Agreement shall operate to deprive the Investor and its Associated Companies of any rights or remedies available to them at law against the Company or against any Subsidiary.

3    COMPLETION

3.1 COMPLETION. Subject to the provisions of this Agreement, Completion shall take place immediately after the execution of this Agreement.

3.2 MEETING OF THE SHAREHOLDERS. At Completion, the Investor shall procure that a meeting of the Shareholders of the Company is held at which the Company adopts the Articles as its Articles of Association.

3.3 COMPLETION OBLIGATIONS. Forthwith upon the conclusion of the meeting referred to in clause above:

     (a) the Investor shall subscribe in cash for the Investor Shares and shall procure the payment thereof to such account of the Company as the Company shall nominate;

     (b) the Executives shall subscribe in cash for the number of Shares set out against each of their names in Schedule 1 and shall procure the payment thereof to such account of the Company as the Company shall nominate;

     (c) the parties will procure that a meeting of the Board is held at which (to the extent the same has not already been done):

          (i) there are allotted, fully paid, to the Investor (or such person as it may have procured to subscribe) and the Executives the Shares subscribed by them pursuant to clauses 3.3(a) and (b), the appropriate entries are made in the Registers and Members of the Company and the relevant share certificate(s) issued to the Investor (or such person as it may have procured to subscribe) and the Executives and upon such events taking place, the Shareholders shall pass a resolution to elect J Hill and K Sargeant as A Directors; and

          (ii) Michael  Smith  is  appointed  as  Chairman  of  the  Board;

     (d) Mr R C Johnson executes and delivers to the Company a pre-stamped stock transfer form in respect of the one nil paid share in Mazak Limited held by him (together with the share certificate therefor);

     (e) the Company subscribes for 249,999 ordinary shares of 1 each in Mazak Limited at par and shall procure the payment thereof to such account as Mazak Limited shall nominate (together with payment up of 1 for the share mentioned in clause 3.3(d));

     (f) the parties will procure that a meeting of the board of Mazak Limited is held at which (to the extent the same has not already been done):

          (i) the stock transfer referred to in clause 3.3(d) is approved for registration and the appropriate entries are made in the Registers of Transfers and Members of Mazak Limited and a new Share Certificate is issued to the Company;

          (ii) there are allotted to the Company the shares subscribed by it pursuant to Clause 3.3(e) the appropriate entries are made in the Registers of Allotments and Members of Mazak Limited and the relevant share certificate is issued to the Company;

          (iii) Mr R C Johnson resigns as a director of Mazak Limited and delivers a letter executed as a deed to Mazak Limited confirming that he has no claims of whatsoever nature against Mazak Limited other than for GBP 28,052 plus VAT in respect of the consultancy services provided by Mr Johnson to Mazak Limited during the period August 2003 to Completion;

          (iv) Michael Smith, R. Ian Rigg and James M. Carter are appointed as additional directors of Mazak Limited;

          (v) Michael Smith is appointed as the Chairman of the board of directors of Mazak Limited;

          (vi) the accounting reference date of Mazak Limited is fixed at the Accounts Date;

          (vii) National Westminster Bank Plc are appointed as the bankers to the Mazak Limited, a resolution in the form required by that bank is passed and the appropriate mandate is completed;

          (viii) the registered office of Mazak Limited is fixed at 15 Appold Street, London EC2A 2HB;

          (ix) the Budget for the 6 months to 31 December 2003 is adopted by Mazak Limited in the approved form;

     (g) the Warrantors shall execute and deliver the Disclosure Letter to the Investor;

     (h) the parties shall, and shall use their respective reasonable endeavours to procure that each other relevant person shall, enter into and complete each of the following documents to which it is, or is to be, a party, namely:

          (i)  the  Consultancy  Agreement  and  the  Service  Agreements;

          (ii) the Business Sale Agreement and the Debtor/Creditor Offer Letter; and

          (iii)  the  Mazak  Slovakia  Sale  Agreement;  and

          (iv) the  Loan  Documents;  and

          (v)  any  Guarantee;  and

     (i) each of the Company and the Investor shall deliver or procure that there are delivered to the other parties:

          (i) a certified copy of the minutes of a meeting of its directors (and, in the case of the Company, each Subsidiary) authorising the execution of this Agreement, and any other document which it is to execute pursuant to this Agreement; and

          (ii) a certified copy of any power of attorney or other instrument under which this Agreement or any related document in executed on its behalf.

3.4 WAIVER OF PRE-EMPTION RIGHTS. Each party hereby gives any waiver of any pre-emption or other right, and any consent, which may be necessary under the Articles or otherwise in connection with the matters contemplated by this clause 3 and the Executives shall at Completion pass (or ensure that there is passed) any resolution of any Group Company which may reasonably be required for the purpose of carrying any provision of this Agreement into effect.

4    MANAGEMENT

4.1 BOARD; INVESTOR APPROVAL. The overall management and day to day operation of the Business shall be carried out by the Board and, to the extent permitted by law and without prejudice to any other provisions of this Agreement, the Company shall not and shall procure that none of the Subsidiaries shall, and each Shareholder shall procure that no Group Company shall, take or agree to take any action referred to in Schedule 3 except with the prior written consent of the Investor (such consent not to be unreasonably withheld or delayed).

4.2 DEEMED INVESTOR APPROVAL. For the purpose of clause 4.1 the Investor shall be deemed to have consented in writing to any action referred to in
     Schedule 3 if:

     (a) a majority of the Nominated Directors present at any meeting of the Board or any committee of the Board, or of the board of directors of any Subsidiary, has approved such action at such meeting (whether in writing or not); or

     (b) the consent in writing is signed on behalf of the Investor by a Nominated Director or any other person notified in writing by the Investor to the other parties for the purposes of this clause; or

     (c) such action is provided for in any Budget or business plan of the Company or the relevant Subsidiary for the time being in existence and consented to in accordance with clauses 4.2(a) or (b).

4.3 BOARD MEETINGS. The Company and the Executives shall procure insofar as they are able that (unless the parties hereto otherwise agree):

     (a) the Board meets on such regular basis and at such venue and at such time as the Directors may from time to time agree;

     (b) an agenda of the business to be conducted by the Board at such meeting or at any meeting of a committee of the Board, a copy of the management accounts of the Company for the preceding three months and a copy of the budgeted cash flow projections for the next succeeding six months shall be sent by or on behalf of the Board to the Investor and all Directors not less than seven days prior to the date fixed for any such meeting;

     (c) the Board give proper and adequate consideration at any meeting of the Board or committee of the Board to any matters raised by or on behalf of the Investor; and

     (d) as soon as practicable after any meeting of the Board or committee of the Board a copy of the minutes thereof be sent to the Investor and all Directors.

4.4 BOARD COMPLIANCE. Each Executive who is a Director or a director of a Subsidiary shall procure insofar as he is able that:

     (a) the Board, any committee of the Board or the board, or any committee of the board, of the relevant Subsidiary performs its functions on a timely basis;

     (b) a quorum is present at each meeting of the Board, any committee of the Board or the board, or any committee of the board, of the relevant Subsidiary in accordance with the Articles or the articles of association of the relevant Subsidiary;

     (c) the Board, any committee of the Board or the board, or any committee of the board, of the relevant Subsidiary shall at all times act in accordance with any resolution of the Company (or the relevant Subsidiary);

     (d) the Directors (including any Nominated Directors) shall at all times act in good faith in the interests of the Company or the relevant Subsidiary and in accordance with the terms of this Agreement; and

     (e) the Board, any committee of the Board or the board, or any committee of the board, of the relevant Subsidiary shall take all steps necessary to ensure that the provisions of this Agreement are fully and faithfully complied with.

4.5 COMPANY COMPLIANCE. Each Executive shall procure insofar as it is able that the Company shall:

     (a)  keep  proper  Books  and  Records;

     (b) carry on and conduct its business and affairs in a proper and efficient manner in accordance with all applicable legal requirements and with the provisions of its

          Memorandum of Association, the Articles, any resolution of the Company and this Agreement;

     (c) take all such reasonable action as is necessary to protect its Intellectual Property Rights and/or other property and assets;

     (d) obtain and maintain at all times in full force and effect insurance policies with a reputable insurance office covering all its insurable assets against loss or damage by fire, infestation and other risks usually insured against by companies carrying on businesses of a similar nature to the Business including, inter alia, public and employees' liability, product liability and third party injury, in such manner and in such amounts as may be considered prudent by the Board and approved by the Nominated Director, and make any claims that may arise thereunder; and

     (e) notify each of the Directors and the Investor as soon as practicable of any circumstances of which it may become aware from time to time which might reasonably be expected to give rise to legal proceedings of any nature against any Group Company or its officers or employees.

4.6 GOOD FAITH. Each of the Executives and the Investor shall at all times act in good faith in the interests of the Company and each Subsidiary (save where there is a conflict between the Investor's own interests and the interests of the Company or any Subsidiary) and in accordance with the terms of this Agreement.

4.7 CONTRACTS WITH EXECUTIVES OR CONNECTED PERSONS. Notwithstanding any other provision of this Agreement, each Executive shall for so long as he holds any Shares procure insofar as he is able that each Group Company shall enforce and exercise fully, and shall not waive or release or grant any indulgence in respect of, any rights which it may have against any Executive or any Connected Person of any Executive under or pursuant to any agreement from time to time in existence between that Group Company and that Executive or Connected Person unless all the parties to this Agreement otherwise agree in writing and that Executive shall be deemed for all purposes to have been present at, and counted in the quorum for, any meeting of the Shareholders or the Board or any committee of the Board (or any committee of the board, of any Subsidiary) concerning any such agreement or any dispute relating thereto and to have voted in favour of any resolutions relating thereto proposed by the Nominated Director.

4.8 BREACH OF SERVICE AGREEMENT/CONSULTANCY AGREEMENT. In the event that an Executive is in breach of the provisions of his Service Agreement or Consultancy Agreement or there are reasonable grounds for believing such a breach has occurred, then the Company shall procure that the relevant Group Company (without prejudice to the rights of the Executive under that document) take such lawful action against such Executive as is reasonably requested in writing by the Investor.

4.9 REASONABLE ENDEAVOURS. Where, under this Agreement, any Executive undertakes to procure any action on the part of the Company, that Executive shall be deemed to have complied with that undertaking if it has used all reasonable endeavours to procure such action including, without limitation, proposing and voting in favour of all relevant and necessary resolutions as Shareholder and (if that Executive is a Director ) as Director.

5    ACCOUNTING  AND  ADMINISTRATION

5.1 ACCOUNTS AND MANAGEMENT ACCOUNTS. The Company shall procure that there are distributed to the Shareholders:

     (a) within 10 Business Days of the end of each calendar quarter, Management Accounts for such calendar quarter;

     (b) within 30 Business Days of each Accounts Date, draft Accounts for the accounting reference period ended on such Accounts Date;

     (c) within 60 Business Days of each Accounts Date, final Accounts for the accounting reference period ended on such Accounts Date; and

     (d) such other information readily available to the Company as any Shareholder may from time to time reasonably require, and each Executive shall use all reasonable endeavours to procure that the Company so distributes such information.

5.2 INSPECTION OF BOOKS AND RECORDS. The Investor and its authorised representatives shall have the right to inspect the Books and Records and Accounts of each Group Company on reasonable notice during normal business hours and shall have the right (at their own expense) to take away copies of or extracts from all such Books and Records and Accounts. The Company shall also supply the Investor with all information relating to the business affairs and financial position of the Company as the Investor may from time to time reasonably require.

5.3 INVESTOR DISCLOSURE. The Investor shall be at liberty from time to time to make such disclosure to its Associated Companies, partners, trustees, shareholders, unitholders and other participants or transferees or potential transferees of any Investor Shares in accordance with the Articles in relation to the business affairs and financial position of the Group as it may in its reasonable discretion think fit provided always that the Investor shall use its reasonable endeavours to procure that any information so disclosed is kept strictly confidential by the person to whom it is disclosed.

5.4 INVESTOR AUTHORITY. If any information is not provided to the Investor in accordance with any of the provisions (including the time for delivery) of clauses 5.1, 5.2 or 5.5, the Investor may (after having given the Company not less than fourteen days to comply with such provisions) on behalf of the Company appoint a firm of accountants to prepare the relevant information and the Company agrees to provide all information reasonably required by such accountants for such purpose. The fees of the accountants shall be borne by the Company.

5.5 LENDER INFORMATION. The Company will deliver to the Investor, at the same time as it delivers the information to the lender or their respective advisers, any information (including any document) which is required to be given under the Loan Documents.

6    NOMINATED  DIRECTORS

6.1 DISCLOSURE OF INFORMATION. A Nominated Director and his alternate director shall be entitled to disclose to the Investor such information concerning the Company and/or each Group Company as he thinks fit.

6.2 REIMBURSEMENT. The Company will reimburse the Nominated Directors with the reasonable costs and out-of-pocket expenses reasonably incurred by the Nominated Directors in respect of attending meetings of each Group Company or carrying out authorised business on behalf of any Group Company upon production of receipts or any other documentary evidence reasonably requested by the Company.

6.3 INSURANCE. If at any time required by the Investor, the Company shall take out and maintain in force for the duration of the Nominated Directors' appointment as a director of any Group Company a policy of insurance in respect of the Nominated Directors in respect of the matters permitted by section  310(1)  of  the  Companies  Act  1985.

6.4 SUBSIDIARIES. If the Investor so requires, the parties shall procure that the Investor is entitled to appoint nominated directors of each Subsidiary mutatis mutandis in accordance with clauses 6.1 to 6.3 above and the relevant provisions of the Articles.

6.5 NOMINATED DIRECTORS. Any person appointed as a director of the Company upon the nomination of the Investor shall, for the purposes of this Agreement and the Articles, be deemed to be a Nominated Director.

7    TRANSFER  OF  SHARES

7.1 RESTRICTION ON SHARE TRANSFERS. No Shareholder shall sell, assign, transfer, give, donate, or otherwise dispose of or grant a Security Interest over any of its Shares in the Company or any portion thereof or any right or interest therein now held or hereafter acquired except in accordance with the provisions of the Articles or this Agreement.

7.2 CONDITION PRECEDENT TO SHARE TRANSFERS. It is a condition precedent to any transfer of any Shares to a person not already a party to this Agreement that such person agrees in writing by Deed of Adherence to be bound by the terms of this Agreement or to such of the terms of this Agreement as bind the transferor of such Shares prior to such transfer becoming effective provided that no Deed of Adherence need be executed where the Investor transfers shares to a nominee or where a nominee transfers shares to the Investor on whose behalf it holds shares.

7.3 EFFECT OF TRANSFER IN BREACH. Any transfer or purported transfer made otherwise than in accordance with the provisions of this Agreement or the Articles, shall be void and of no effect whatsoever and the parties shall procure that the Board shall not register the same.

8    EVENTS  OF  DEFAULT  AND  CHANGES  TO  THE  ARTICLES

8.1 NOTICE. The Investor may, if an Event of Default has occurred and remains subsisting at any time after Completion in relation to any Executive (the "DEEMED TRANSFEROR") serve written notice ("BUY OUT NOTICE") to the other parties hereto to the effect that it wishes to purchase the Shares held by the Deemed Transferor and, upon service of a Buy Out Notice, the Deemed Transferor shall be deemed to have given a Transfer Notice in accordance with the Articles.

8.2 CERTAIN CHANGES TO THE ARTICLES. Except with the prior consent of the Investor and the holder(s) of the majority of the Shares held by members of the Company other than the Investor and its Permitted Transferees, the Investor shall not resolve to change the provisions of the Articles insofar as the same confer rights of pre-emption upon the transfer of any issued Shares or upon the issue of any new Shares or relate to the arrangements for "drag" or "tag" upon a sale of Shares by the Investor or "come along", PROVIDED THAT this clause 8.2 shall cease to have effect if the Investor (other than as a result of a Permitted Transfer of its Shares under the Articles) ceases to hold a majority of the issued share capital of the Company.

9    WARRANTIES,  REPRESENTATIONS  AND  INFORMATION  OBLIGATIONS

9.1  GENERAL.  The  Warrantors:

     (a) warrant that each statement in Schedule 5 is at Completion true and accurate and not misleading;

     (b) acknowledge that the Investor has been induced to enter and is entering into this Agreement on the basis of and in reliance upon the accuracy of the Warranties;

     (c) agree that the Investor may rely on the Warranties to the exclusion of any other information, and that the Investor's rights in respect thereof will not be in any way impaired as a result of any other information being possessed by or available to the Investor or any Associated Company of the Investor or any officer, employee, professional or financial adviser of, or person acting on behalf of, the Investor or any such Associated Company; and

     (d) undertake with the Investor that no Executive will, save in the case of any information or opinion which is given fraudulently or dishonestly, make any claim for an indemnity or a contribution or otherwise against a Group Company or any person (or the estate of any person) who on the Completion Date is, or at any earlier date was, an officer or employee of any Group Company (other than against another Executive after the relevant Claim has been settled) in connection with any liability which that Executive has or may have in respect of a Warranty or clause 9.4.

9.2 SEPARATE AND INDEPENDENT WARRANTIES. Each Warranty shall be construed as a separate and independent warranty and shall not be governed, limited or restricted by reference to or inference from any other terms of this Agreement or any other Warranty.

9.3 QUALIFIED WARRANTIES. Where any Warranty is qualified by reference to the awareness, knowledge, information or belief of the Warrantors they shall be deemed to have such awareness, knowledge, information or belief as they would have after having made all reasonable enquiry to ascertain whether the Warranty is correct and not misleading.

9.4 PROVISION OF INFORMATION. The Warrantors undertake as soon as reasonable practicable to provide the Investor with any information which the Investor may, by written notice, request in relation to:

     (a) any of the Warranties or any statement of fact contained elsewhere in this Agreement; or

     (b) the Disclosure Letter or any other disclosure made or information provided (or purportedly made or provided) under this clause 9.4; or

     (c) any matter or question connected with or arising out of any of the foregoing, but this only applies to information which is (either now or at the date of this request) in the possession of any of the Warrantors or which the Warrantors or any of them or any of their professional advisers can reasonably be expected to obtain.

9.5 DECISION TO BE TAKEN BY INVESTOR. The Warrantors agree that the decision of whether or not the Investor should:

     (a) take any action in connection with any event or matter to which a breach of any Warranty or clause 9.4 relates or any losses resulting from such a breach, as well as the nature and timing of such action; and

     (b) provide or continue any financial support to any Group Company as well as the nature, amount, duration and terms of any financial support,

          will be matters to be determined by the directors of the Investor having regard to what they consider to be in the Investor's best interests.

9.6 DEDUCTIONS/WITHHOLDINGS. If any Warrantor is required by law to make any deduction or withholding from any payment due under the terms of this Agreement it shall do so and the sum due from such Warrantor in respect of such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding the Investor receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum the Investor would have received and retained had no such deduction or withholding been required to be made.

10   LIMITATIONS  ON  LIABILITY

10.1 AGGREGATE LIABILITY. The aggregate liability of the Warrantors (other than the Company) in respect of all claims under the Warranties shall not in any event exceed the total amount subscribed by the Investor for the Investor Shares and the maximum liabilities of each Warrantor in respect of an individual Claim and all Claims will be the percentage liability and maximum liability set out against the name of the Warrantor in Schedule 1.

10.2 LIMITS  TO  LIABILITY  FOR  CLAIMS.  No  Claim shall be brought against the
     Warrantors  nor  shall  the  Warrantors  be  liable to the Investor for any
     Claim:

     (a) unless they shall have received from the Investor written notice containing such details as may be reasonably available to the Investor as to the nature and the estimated amount of the relevant claim on or before the first anniversary of Completion and any such Claim which may have been made shall, if it has not been previously satisfied, settled or withdrawn, become fully barred and unenforceable unless, prior to the expiry of three (3) months after such date (or, in the case of Claims for a contingent liability, three (3) months after the date on which the liability has ceased to be contingent), proceedings in respect of the same shall have been commenced against the Warrantors and for this purpose proceedings shall not be deemed to have been commenced unless a writ has been issued and properly served upon the Warrantors;

     (b) unless the aggregate amount of the liability of all the Warrantors for all Claims, exceeds GBP 10,000, but then in respect of the whole of such aggregate amount and not just the excess over GBP 10,000; and

     (c) unless the amount of each individual Claim or series of related Claims exceeds GBP 2,500.

10.3 DISCLOSURE LETTER. The Warrantors shall be under no liability whatsoever in respect of any Claim if and to the extent that any fact, matter or circumstance which renders any of the Warranties untrue or misleading or which causes them to be breached or which might result in a Claim or possible Claim have been fairly disclosed in the Disclosure Letter and such disclosure does not omit anything which may render the same untrue, inaccurate or misleading.

10.4 CONTINGENT LIABILITIES. If a Claim shall arise by reason of some liability which at the time that the Claim is notified to the Warrantors is contingent only, the Warrantors shall not be under any obligation to make any payment to the Investor until such contingent liability ceases to be so contingent.

10.5 INVESTOR TO NOTIFY WARRANTORS. The Investor shall inform the Warrantors in writing of any event which comes to the notice of the Investor whereby it appears that the Warrantors are or are likely to become liable under the Warranties as soon as reasonably practicable after such event comes to the notice of the Investor.

10.6 OBLIGATION TO TAKE ACTION. The Investor shall (and shall use its reasonable endeavours to procure that the Company shall), upon being indemnified to the Investor's satisfaction, take such action at the expense of the Warrantors as the Warrantors may reasonably request in writing to avoid, dispute, resist, mitigate, compromise, defend or appeal against any claim the subject of an actual or potential Claim or in respect thereof and any adjudication with respect thereto.

10.7 DUTY TO MITIGATE. Nothing in this Agreement shall be deemed to relieve the Investor from a duty to the Warrantors to mitigate its loss in respect of any breach of the Warranties.

10.8 EXCEPTIONS. Notwithstanding anything contained in this Agreement (but subject to clause 10.9), the Investor shall not be entitled to make any Claim against the Warrantors or to recover any damages or otherwise in consequence of any Claim to the extent that:

     (a) the Claim results from any increase in rates of Taxation hereafter (whether with or without retrospective effect) or by reason of the enactment hereafter of any Taxation statute or the making of any regulation thereunder or by reason of any changes in published Inland Revenue practice hereafter; or

     (b) the Claim arises or is increased as a result of the passing of any enactment or other governmental regulation or the alteration of the interpretation of any existing enactment or governmental regulation after Completion with retrospective effect; or

     (c) the Claim would not have arisen or occurred but for an act, omission or transaction done, made or carried out by any Group Company or any of their directors, employees or agents at the request of the Investor; or

     (d) proper provision has been made in the Business Management Accounts in respect of the matter to which such Claim relates.

10.9 NO OTHER LIMITATIONS. Notwithstanding any other provision of this Agreement, no limitations of any kind whatsoever (including, without prejudice to the generality, the limitations provided in this clause 10) shall apply to any Claim under this Agreement against any Warrantor:

     (a)  in  respect  of  paragraph  1.1  to  1.3  of  Schedule  5;  or

     (b) when it can be proved that such Claim is based on any dishonest or fraudulent act or dishonest or fraudulent omission, concealment or misrepresentation of, or by, any Warrantor prior to or after Completion.

10.10 CLAIMS AGAINST THIRD PARTIES. If, in respect of any matter forming the basis of a Claim under this clause 10, the Company is entitled to claim against any third party in respect of such Claim, the Company and the Executives may upon receipt by them of notice of the Claim give notice to the Investor of such entitlement of the Company and, subject as provided below, the Investor shall not take any further steps to pursue or enforce the Claim against the Executives or the Company until such time as the Company has had reasonable opportunity to pursue its Claim in respect of the relevant matter against such third party and make recovery thereunder (or, if earlier, such time as the Executives give notice to the Investor that the Investor is no longer restricted from pursuing or enforcing the Claim against the Executives or the Company) provided that:

     (a) the Company shall, and the Executives shall procure that the Company shall, so far as is consistent with the Company's interests, use its reasonable endeavours to pursue its claim in respect of the relevant matter against the relevant third party and to make recovery thereunder; and

     (b) if either the Company ceases to pursue its claim against the relevant third party or recovery against the relevant third party has not been made by the Company within a period of nine months or, where proceedings in respect of the claim have been instituted by the Company, 18 months (or such longer period in either case as the Investor may agree) of the date on which the Company has given notice to the relevant third party of its claim, the restrictions on the ability of the Investor to pursue or enforce the Claim against the Executives or the Company shall cease to apply.

10.11 RECOVERY. If in respect of any Claim by the Investor under this clause 10 the same matter which formed the basis of the Claim subsequently forms the basis of a claim by the Company against any third party and the Company subsequently recovers from such third party an amount which would, had such amount been recovered by the Company at any time before the settlement of the Claim, have resulted in a lesser amount being paid by the Executives or any of them or the Company to the Investor under the Claim than was the case, the amount which the Investor would not have recovered under the Claim shall immediately be repaid by the Investor to the Executives or the Company (as appropriate).

11   RESTRICTIONS

11.1 NON-DISCLOSURE OF BUSINESS INFORMATION. Without prejudice to its common law duties no party to this Agreement (other than, in relation to any Group Company, the Company) shall at any time after the date of this Agreement disclose or make available to any person or use for any purpose of himself or any other person any Business Information which has been, or is after the date of this Agreement, developed, applied or used in or which in any way relates to any business or activity or affairs of any Group Company or any other party.

11.2 PERMITTED DISCLOSURE OF BUSINESS INFORMATION. Clause 11.1 does not apply to any Business Information which is not, or could not reasonably be expected to be, confidential or which is already in the public domain other than following a breach by the disclosing party of clause 11.1 or a bona fide disclosure of Business Information:

     (a) to a court, governmental, official or regulatory authority or to inspectors or others authorised by such an authority or by or under any legislation to carry out any enquiries or investigation; or

     (b) to the employees or professional advisers of any party if it appears necessary or reasonable for such persons to obtain the same for the purpose of discharging their responsibilities; or

     (c) in connection with any proceedings arising out of or in connection with this Agreement; or

     (d)  in  accordance  with  clauses 5.3 or 6.1,

     provided always that the disclosing party shall use its best endeavours to procure that any Business Information so disclosed is kept confidential by the person to whom it is disclosed.

11.3 NO HOLDING OUT. No Executive shall, and each Executive shall procure that none of its Connected Persons shall, at any time after he ceases to be interested in any Shares (the "SALE DATE"):

     (a) give the impression (or permit or authorise another person to give the impression) that he is connected with a Group Company or that he has any authority to act on behalf of a Group Company (except, if relevant, pursuant to any continuing Consultancy Agreement or Service Agreement); or

     (b) in any way, whether directly or indirectly, be concerned or take part in the carrying on of any business which uses the names "Mazak" and/or "Trident" or any colourable or phonetic imitation thereof in any combination, manner or form or any other name which is so similar to a name by which a Group Company or a product or service supplied by a Group Company is known or has been known at any time during the one year before the Sale Date as to be capable of suggesting an association of any kind with that Group Company, product or service.

11.4 NO COMPETING BUSINESS. Without prejudice to his common law duties no Executive shall, and each Executive shall procure that none of his Connected Persons shall, at any time whilst he or they are beneficially interested in any Shares and for a period of one year after the Sale Date on which he or they cease to be beneficially interested in any Shares (and whether on his own behalf or on behalf of any other person), in any way, whether directly or indirectly, be concerned or take part in the carrying on of any business in the United Kingdom which can reasonably be regarded as being or likely to be in direct competition with any trade or business which a Group Company carries on at the Sale Date and still carries on at the relevant time.

11.5 NON-SOLICITATION. Without prejudice to his common law duties, no Executive shall, and each Executive shall procure that none of his Connected Persons shall, at any time whilst he or they are beneficially interested in any Shares or for a period of one year after the Sale Date:

     (a) in any way, whether directly or indirectly, try to obtain any business from any person who, during the one year ending on the Sale Date was a customer or a supplier of a Group Company if the aggregate value of the transactions between that customer or supplier (and its group undertakings) and that Group Company undertaken during any consecutive three months during that period exceeded 10 per cent in value of the aggregate orders for goods or services of the type concerned which were placed or received by that customer or supplier during any such three months provided that this restriction shall apply in the case of suppliers only where alternative sources of supply on equivalent terms would not be generally available to the Group Company or where the interference of any supplies by any such suppliers to any Group Company may be anticipated to cause damage to that Group Company; or

     (b) in any way, whether directly or indirectly, invite any person who, as at the Sale Date, is an employee of a Group Company whose aggregate earnings in the previous 12 months amounted to GBP25,000.00 or more or any director of a Group Company to become an employee of or in any other way associated in business with that Executive or any of his Connected Persons.

11.6 RESTRICTIONS  GENERALLY.  The  Executives  agree  that:

     (a) the foregoing restrictions operate as separate restrictions in relation to each Group Company or, in the case of clause 11.5, each trade or business of each Group Company;

     (b) the foregoing restrictions, taken separately and together, are not more onerous or extensive than is necessary to protect the value of the Shares and the ability of the Shareholders to sell, or procure the sale of, the Shares or the shares or business of any Group Company or any part thereof and are also, in the case of each Executive, fair and reasonable, having regard to all the circumstances;

     (c) in the event that a court holds that any of those restrictions would be unenforceable unless some part of it were deleted, its scope were reduced (by being limited to a specific type of business, by its duration or geographic extent being reduced or in any other way), the restriction shall have effect, and shall be deemed always to have had effect, subject to such alterations as are necessary to prevent it from being unenforceable; and

     (d) each of the foregoing restrictions is separate from the others so that it will not be rendered unenforceable if (despite the foregoing) all or any of the other restrictions is unenforceable.

11.7 OTHER EXISTING OR FUTURE OBLIGATIONS. The foregoing restrictions shall neither affect nor be affected by any obligations which an Executive may have under any Service Agreement or any other agreement now or hereafter in force between him and any Group Company, another Shareholder or any Associated Company of another Shareholder.

12   IMPLEMENTATION

12.1 FURTHER ASSURANCES. Each party shall (and shall ensure that any nominee for it will) execute any deeds or documents and exercise or waive any rights and generally take any action which may be necessary for this Agreement to be carried into effect.

13   EXIT

13.1 PARTIES' INTENTIONS. It is the intention of the parties that the business of the Group be developed so that as soon as practicable all the share capital of the Company or another Group Company may be either sold to a third party or admitted to listing on the Stock Exchange or another appropriate securities market approved by the Investor or all of the businesses of the Group may be sold to a third party (an "EXIT"). The parties shall consult with each other in relation to any proposed Exit.

13.2 CO-OPERATION. If it is proposed by the Investor pursuant to clause 13.1 to seek an Exit, each of the other parties to this Agreement shall:

     (a) give such co-operation and assistance as the Investor may reasonably request; and

     (b) exercise all such rights and powers as he may have in relation to the Company (or any other Group Company) whether as a director, shareholder or otherwise,

     so as to procure (so far as he is able so to procure) that an Exit is achieved in accordance with such proposal.

13.3 NO GIVING OF WARRANTIES. The Executives acknowledge that neither the Investor (nor any of its Associated Companies holding any Investor Shares) nor any Nominated Director is intended to give any warranties (except as to title to any Shares beneficially owned by the Investor or any such Associated Company) or any indemnities in connection with an Exit.

13.4 TERMINATION OF AGREEMENT. Upon the completion of an Exit, this Agreement shall terminate but without prejudice to the accrued rights of any party.

14   COSTS

14.1 RESPONSIBILITY FOR COSTS. Each party shall pay its own costs connected with the negotiation, preparation, execution and implementation of this Agreement and the related documents except that the Company shall, subject to Completion, procure that Mazak Limited shall pay all of the legal fees of the Executives and the Investor in connection with the same. The provisions of this clause are without prejudice to any party's rights to recover its costs (in whole or in part) under any other provision of this Agreement or the general law.

15   ANNOUNCEMENTS  AND  CONFIDENTIALITY

15.1 AGREEMENT CONFIDENTIAL. The terms of this Agreement and all related documents and the negotiations relating thereto are strictly confidential and no disclosure relating thereto shall be made or issued by or on behalf of any party to this Agreement to any third party (other than their professional advisers or bankers) except in the terms and at the time agreed by the parties, but such agreement shall not be unreasonably withheld or delayed.

15.2 PERMITTED DISCLOSURES. The provisions of clause 11.2 shall apply mutatis mutandis in relation to the obligations of the parties under clause 15.1.

16   TERMINATION

16.1 EFFECT OF SHARE TRANSFER. This Agreement shall (subject to clauses 11 and ) cease to bind any party hereto which ceases to own any Shares with effect from the date on which the transferee of that party's Shares assumes all of that Shareholder's obligations under this Agreement.

16.2 CONTINUING EFFECT. The terms of this Agreement shall, notwithstanding its termination, continue to bind the parties hereto thereafter to such extent and for so long as may be necessary to give effect to the rights and obligations embodied in this Agreement.

17   PROVISIONS  RELATING  TO  THIS  AGREEMENT

17.1 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties regarding the subject matter of this Agreement and supersedes all earlier agreements of any kind regarding the same, all of which are hereby terminated and shall cease to have effect in all respects, and the parties confirm that:

     (a) there are no collateral or supplemental agreements relating to this Agreement other than those (if any) executed contemporaneously with this Agreement;

     (b) each party irrevocably and unconditionally waives any right it may have to claim damages for any misrepresentation, or breach of any warranty, not contained in this Agreement or any such collateral or supplemental agreement unless such misrepresentation or warranty was made fraudulently; and

     (c) each party irrevocably and unconditionally waives any right it may have to rescind this Agreement.

17.2 ASSIGNMENT. This Agreement shall be binding on and enure for the benefit of each party's successors and assigns, and the Investor may assign the whole or any part of any of its rights under this Agreement to any Associated Company who has executed a Deed of Adherence in accordance with clause 7.2 but, save as aforesaid:

     (a) any purported assignment, charge, transfer or other disposition by a party of the benefit of this Agreement (or any related document) or of any of its claims or rights (whether to damages or otherwise) or obligations arising under or in connection with this Agreement (or any related document) which is made without the other parties' prior written consent shall be void for all purposes; and

     (b) any party in breach of clause 17.2(a) shall not be entitled to recover damages or exercise any other remedy in respect of any loss which may be sustained by any other person who at any time has any right or interest relating to this Agreement as a result of any such breach.

17.3 WARRANTIES OF AUTHORITY. Each party represents and warrants as regards itself that:

     (a) it is duly incorporated and in existence and has full power and authority to enter into, and perform all its obligations under, this Agreement;

     (b) this Agreement constitutes its legal, valid and binding obligations enforceable against it in accordance with its terms;

     (c) the entry into and performance by it of this Agreement does not and will not violate in any respect any law or regulation or any agreement to which it is a party; and

     (d) all consents, licences, approvals and authorisations required by it in connection with this Agreement and the transactions contemplated hereby have been obtained and are in full force and effect.

17.4 NO RIGHT OF SET-OFF. No party shall be entitled to set off against any sums owing by it to any other party or any of them under or in connection with this Agreement or any related document any sums owing by such other party to it under or in connection with this Agreement or any related document.

17.5 EXERCISE OF RIGHTS. Any of the rights, powers, discretions and consents of the Investor under this Agreement may be exercised by a management company acting on behalf of the Investor or by some other person or persons nominated by the Investor for the time being and such manager or such person or persons may enforce such rights directly as if it were a party to this Agreement.

17.6 WAIVER. In its sole and absolute discretion, any party may waive (in whole or in part) any provision of, or any of its rights under, this Agreement or any related document, and may do so unconditionally or subject to any terms which it thinks fit.

17.7 VARIATIONS, WAIVERS TO BE IN WRITING. Any variation of this Agreement, or any waiver connected with this Agreement, shall be void for all purposes unless:

     (a) in the case of a variation, it is agreed to in writing signed by on behalf of each of the parties; or

     (b) in the case of a waiver, it is set out in writing signed by or on behalf of the party granting the waiver.

17.8 RIGHTS NOT AFFECTED BY COMPLETION. Without limiting the generality of clause 17.7, no party shall lose, or be precluded (permanently or temporarily) from exercising, any right or remedy which is conferred on it by this Agreement or any right or remedy which it has in connection with this Agreement under the general law as a result of Completion having taken place or of any delay, acquiescence or lack of diligence on its part in seeking relief or by any act or course of conduct by it which would otherwise imply that it was affirming this Agreement (or a related agreement) after a breach by one or more of the other parties, nor shall any single or partial exercise of any right or remedy preclude the exercise of any other right or remedy.

17.9 PROVISIONS OF AGREEMENT SEVERABLE. If any one or more of the provisions of this Agreement is, or becomes, invalid, unenforceable or illegal, the validity, enforceability or legality of the remaining provisions shall not be impaired.

17.10 WARRANTORS SEVERALLY LIABLE. Every obligation of the Warrantors or any of them under this Agreement is undertaken by the Warrantors severally.

17.11 INVALIDITY, WAIVER ETC.; NO EFFECT ON OBLIGATIONS. If any provision of this Agreement is or becomes invalid or unenforceable as regards a Warrantor, that shall not impair its validity or enforceability as regards any other Warrantor. The Investor is entitled to grant any time, indulgence, waiver or release (total or partial) to, or enter into any compromise or agreement with, any one Warrantor, and that shall not affect the liabilities or the obligations of the other Warrantors.

17.12  EFFECT  AS  DEED.  This  Agreement  shall  have  effect  as  a  deed.

17.13 COUNTERPARTS. This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original but shall not be effective until each party has executed at least one counterpart, but all the counterparts shall together constitute one and the same instrument.

17.14 NO PARTNERSHIP. Nothing in this Agreement shall create a partnership between the parties hereto or any of them.

17.15 SUPREMACY OF THIS AGREEMENT. If any of the provisions of this Agreement are inconsistent with or in conflict with any of the provisions of the Articles or the articles of association of any Group Company then to the extent of any such inconsistency or conflict the provisions of this Agreement shall prevail as between the parties and the Shareholders shall procure that the Articles or the articles of association of any Group Company are amended accordingly and shall not exercise any rights conferred on them by the Articles or the articles of association of any Group Company which are or may be inconsistent or in conflict with this Agreement.

17.16 RIGHT TO CONSULT. The Investor shall be entitled at all times to consult freely with the Auditors and any lenders and/or proposed lenders of the Group about the Group and its affairs.

17.17 RIGHTS OF THIRD PARTIES. Save as provided in clause 2.3, nothing in this Agreement is intended to confer upon any person any right to enforce any term of this Agreement which that person would not have had but for the provisions of the Contract (Rights of Third Parties) Act 1999.

18   NOTICES

18.1 REFERENCES TO NOTICES. Any reference in this Agreement to the service of a notice, or to the date of such service, shall be construed in accordance with this Clause 18.1.

18.2 GENERAL. Any notice under or in connection with this Agreement may be served personally or sent by first class pre-paid registered mail (airmail if sent outside the United Kingdom) or by facsimile transmission.

18.3 ADDRESSES FOR NOTICES. Unless delivered personally, the notice shall be sent to the address of the relevant party which is set out below or to such other address as that party may have notified to the party serving the notice for the purposes of notices under this Agreement:

     (a)  THE  EXECUTIVES

     As  set  out  in  Schedule  1

     (b)  INVESTOR

     Address:  Palm  Court,  2  Pine  Road,  Belleville,  St.  Michael, Barbados
     Facsimile:

     in  each  case  marked for the attention of the Directors/Company Secretary with  a  copy  to:

     Name:  Watson, Farley & Williams
     Address:  15  Appold  Street,  London  EC2A  2HB
     Facsimile:  020  7814  8141

     in  each  case  marked  for the attention of the Partnership Secretary Ref:
     MELJ1  /  22185.20000

     (c)  THE  COMPANY

     Address: 325 Waterfront Drive, 2nd Floor, Wickhams Cay, Road Town, Tortola,
              British  Virgin  Islands
     Facsimile:

     in  each  case  marked  for  the  attention  of  the  Directors.

18.4 EFFECTIVE  DATE  OF  NOTICES.  A  notice  which  is:

     (a) served personally shall be deemed to be served, and shall take effect, at the time when it is delivered;

     (b) sent by mail is deemed to have been served at 10.00 am in the country of receipt on the third Business Day after the date on which it was posted; and, in proving posting, it is enough to prove that the envelope containing the notice was properly addressed and posted by registered post;

     (c) sent by facsimile transmission is deemed to have been served two hours after its transmission is completed.

18.5 MEANING OF "NOTICE" AND "ADDRESS". In this Clause 18 "NOTICE" includes any demand, consent authorisation, approval, instructions, waiver or other communication and "ADDRESS" includes telex or facsimile transmission number and a facsimile is deemed to be signed by the person transmitting it.

19   GOVERNING  LAW  AND  JURISDICTION

19.1 ENGLISH  LAW.  This  Agreement  is  governed  by  English  law.

19.2 EXCLUSIVE ENGLISH JURISDICTION. The courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement or any related document.

                                   SCHEDULE 1

                                 THE EXECUTIVES



Name And Address    Number Of     Number Of          Proportion   Maximum
Of Executive        Ordinary      Ordinary Shares    of           Liability
                    Shares Held   Subscribed at      Claim %      L
                                  Completion and
                                  Subscription
                                  Price in L
------------------------  -------------------------------------------------
Richard Johnson        -            6,250              12.5        25,000
Burrs Cottage
Great Hucklow
Buxton
Derbyshire
SK17 8RF
--------------------------------------------------------------------------
Jonathan Hill         -            15,000              30          60,000
4 Fosseway
Lichfield
Staffordshire
WS14 0AD
--------------------------------------------------------------------------
Keith Roy Sargeant     -           10,000              20         40,000
87a St Annes Road
Willenhall
Walsall
West Midlands
WV13 1DT
-------------------------------------------------------------------------
Jonathan Andrew         -           6,250              12.5       25,000
Chappell
387 Sutton Road
Walsall
West Midlands
WS5 3AS
------------------------------------------------------------------------
Stephen John Wheeler    -           6,250              12.5      25,000
4 Oaklands Road
Four Oaks
Sutton Coldfield
West Midlands
------------------------------------------------------------------------
Geoffrey Laurence      -            6,250              12.5      25,000
Berry
2 Malvern Court
Yardley Road
Acocks Green
Birmingham
B27 6LQ
------------------------------------------------------------------------


                                   SCHEDULE 2

                         PART A - DETAILS OF THE COMPANY



Name                          Alson Enterprises Corp

Date of incorporation         8 July 2003

Registered number             551520
Registered office             325 Waterfront Drive, Wickhams Cay,
                              Road Town, Tortola, British Virgin
                              Islands

Directors                     Michael Smith
                              James Carter
                              Ian Rigg

Authorised capital            US$50,000

Issued share capital          1 share
(showing if fully paid up
or not)

Registered shareholders       Sutton Park International
(with numbers of shares       Limited (1 share fully paid)
and beneficial owners)


                        PART B - DETAILS OF MAZAK LIMITED



Name                     Mazak Limited

Date of incorporation    19 November 2002

Registered number        4594175

Registered office        41 Church Street, Birmingham

Directors                Richard Johnson, Keith Sargeant,
                         Jonathan Hill

Secretary                Richard Johnson

Authorised share capital GBP 100 divided into 100 Ordinary Shares of GBP 1.00 each

Issued share capital     One Ordinary Share - not paid up
(showing if fully paid
up or not)

Registered shareholders  Richard Johnson and One Ordinary Share
(with numbers of shares
and beneficial owners)

Loan capital             None

Bankers                  National Westminster Bank Plc

Auditors                 None

VAT registration number  807 1181 53

Accounting reference     30 November
date

Security Interests       None


                       PART C - DETAILS OF MAZAK SLOVAKIA


Name                     MAZAK SLOVAKIA, s.r.o.

Date of registration     13 November 2000

Company Identification   35 800 011
Number

Office*                  Moldavsk 8/A
                         040 01 Kosice, Slovak Republic

Executives*              Jonathan Hill
                         Keith Sargeant
                         Dany R. E Rottiers

Registered capital       SKK 200,000 (two hundred thousand
                         Slovak Crowns (paid up))

Participation            SKK 200,000 (two hundred thousand
contribution             Slovak Crown (paid up))

Participants             Trident Alloys Limited
                         Alloys House, Willenhall Lane,
                         Bloxwich, Walsall

Accounting reference     31 December
date


* Although the application to register the change in the registered office and record the appointment of the executives was made on 18 June 2003, the registration is still pending. Although registration is obligatory, it does not affect the official seat of the Company or the power or authority of the executives to act.

                                   SCHEDULE 3

                       MATTERS WHICH NO GROUP COMPANY CAN
                        UNDERTAKE WITHOUT THE CONSENT OF
                                  THE INVESTOR

A. Increase its nominal share or loan capital or issue any share, loan capital or securities convertible into shares or grant any warrant or option to subscribe for shares or loan capital (other than an issue of shares pursuant to an employee share option scheme approved by the Investor).

B. Alter or modify the rights attached to any shares or make any alterations to its Memorandum and/or Articles of Association.

C. Register any transfer of any shares otherwise than in accordance with this Agreement and the Articles.

D. Capitalise or repay any amounts standing to the credit of any of its reserves or redeem or purchase its own shares or reduce its share capital or any loan capital.

E. Pay or make any dividends or other distributions out of its capital, profits or reserves otherwise than in accordance with this Agreement and the Articles.

F. Make any borrowings, enter into any hire purchase, lease, credit sale or similar agreement (other than for payments not exceeding GBP 100,000 per year and periods not exceeding 5 years) or grant or permit the creation of or suffer to subsist any Security Interest over the whole or part of its undertaking property or assets (except for any lien arising by operation of law).

G. Enter into or give or permit or suffer to subsist any guarantee of or indemnity or contract of suretyship for or otherwise commit itself in respect of the due payment of money or the performance of any contract, engagement or obligation of any other person or body other than a wholly owned subsidiary of the Company.

H. Incorporate, acquire or dispose of any subsidiary or sell or dispose of any share in any subsidiary or subsidiary undertaking other than to another wholly-owned subsidiary or to a company of which the Company is a wholly-owned subsidiary..

I. Sell, transfer or otherwise dispose of or in any way cease to exercise control over (whether by one transaction or a series of transactions and whether at one time or over a period of time) the whole or any material part of its business, undertaking or assets.

J. Make any alterations to the nature of, or cease to carry on, the Business or make any material changes to the jurisdiction where the Business is managed and controlled.

K. Establish any new branch, agency, trading establishment or business or close any such branch, agency, trading establishment or business.

L. Pay any remuneration or expenses to any person other than as proper remuneration for all the services provided or as proper reimbursement for expenses incurred in connection with its business, or make any loans of any kind out of its funds.

M. Pay any remuneration to any person or company in excess of GBP 40,000 per annum.

N. Incur any liability of a capital nature in excess of GBP 50,000 for any item or series of items.

O. Enter into any transaction or contract otherwise than on an arm's-length basis and in the ordinary course of its business.

P. Approve any transaction or dealing of an unusual or long term nature other than in the ordinary course of business.

Q. Enter into any joint venture, partnership or other arrangement whereby its profits may be shared or establish any employee share option or profit related scheme of any kind whatsoever.

R. Vary or make any binding decisions on the terms of employment and service of, or appoint or remove, any directors otherwise than in accordance with the provisions of this Agreement and the Articles.

S.   Terminate  the  appointment  of  the  auditors.

T. Alter its accounting reference date or its accounting policies, bases or methods from those set out in the Accounts.

U. Initiate any legal proceedings otherwise than in accordance with this Agreement or for the purpose of debt collection in the ordinary course of business.

V. Promote or take steps to effect a member's voluntary winding-up or the making of an administration order, or pass any resolution for winding-up or take any action which would result in any of the matters set out in section 123 of the Insolvency Act 1986 arising or apply to the Courts to order a meeting of creditors or of members of any class of members.

W. Purchase, sell, take or let on lease or tenancy or acquire or dispose of any real or leasehold property.

X. Enter into, or amend, any agreement with any Executive or any Connected Person of any of the Executives.

Y. Admit or apply for admission of the shares of any Group Company to any recognised stock exchange.

Z. Open further bank accounts or vary bank mandates otherwise than in accordance with this Agreement.

AA. Make any election for Taxation purposes otherwise than in accordance with this Agreement except in the ordinary course of business.

BB. Deal in any way (including the acquisition or disposal, whether outright or by way of licence or otherwise howsoever) with its Intellectual Property other than in the ordinary course of business.

CC. Approve, adopt or make any change to the Budget or any business plan of the Company.

                                   SCHEDULE 4

                                DEED OF ADHERENCE


THIS  DEED  is  made  on                                  200

BETWEEN

(1)     [            ]  of [         ] (the  "TRANSFEREE");  and

(2)     [            ].

WHEREAS
(A) Under the terms of a Subscription and Shareholders Agreement (the "AGREEMENT") dated [] made between [] to which [] (the "TRANSFEROR") is a party [by virtue of a Deed dated [] made between []] the Transferor has sold and transferred to the Transferee Shares and the Board of Directors of the Company has consented to the Transferee becoming a Shareholder subject to the Transferee entering into this Deed.

(B) The Transferee wishes to accept such Shares subject to the condition stated in Recital (A) above and to enter into this Deed pursuant to the Agreement.

NOW  IT  IS  HEREBY  AGREED

1 Expressions defined in the Agreement shall (unless the context otherwise requires) have the same meaning when used in this Deed. Clauses 1, 12.1 and 14 to 19 of the Agreement shall apply, mutatis mutandis, to the terms of this Deed.

2 The Transferee hereby undertakes and covenants with all the parties to the Agreement to comply with the provisions of and to perform all the obligations in the Agreement as if the Transferee had been a party to the Agreement ab initio in place of the Transferor.

3 The Transferee shall have the benefit of the provisions of the Agreement as if the Transferee had been a party thereto ab initio in place of the Transferor and the Agreement shall be construed and apply accordingly.

IN WITNESS whereof the parties hereto have executed and delivered this Deed the day and year first above written.

[EXECUTION  OF  PARTIES  TO  DEED  OF  ADHERENCE]

                                   SCHEDULE 5

                                   WARRANTIES


1    THE  SHARES,  ISSUES  OF  SHARES  AND  MAKING  OF  DISTRIBUTIONS

1.1 SHARE CAPITAL. The share of Mazak Limited to be transferred pursuant to clause 3.3(d) constitutes one hundred per cent of the issued or allotted share capital of Mazak Limited and is fully paid and there is no Security Interest, option, conversion right, right to acquire, or other adverse interest, right, equity, claim or potential claim of any description on or over or affecting the same nor are there any agreements or commitments to give or create any such encumbrance.

1.2 INFORMATION TRUE AND COMPLETE. The information set out in Schedule 1 and parts B and C of Schedule 2 relating to the Executives and the Subsidiaries is true and accurate and not misleading.

1.3 NO SECURITY INTEREST. Neither Subsidiary has created or issued or put under option or granted any Security Interest over or any right to acquire or call for the issue of any of its shares or loan capital now or at any time in the future or agreed to do any of the foregoing and, so far as the Warrantors are aware, no person has made any claim to be entitled to any of the foregoing.

1.4 GENERAL. Neither Subsidiary has traded or entered into any agreement since incorporation or has any assets or liabilities save for in the case of Mazak Slovakia, cash of 200,000 Slovakian Crowns representing called up share capital.

1.5 NO AGREEMENT/ARRANGEMENT. Neither the Subsidiary nor the Executives are party to any agreement or arrangement concerning:

     (a) the transfer or disposal of any shares of any Subsidiary or any interest therein or any restriction thereon or obligation relating thereto;

     (b) the exercise of votes at meeting of the board or of the holders of any class of shares; or

     (c)  the  right  to  appoint  or  remove  any  directors of any Subsidiary.

2    THE  EXECUTIVES

2.1  GENERAL.  None  of  the  Executives  and  none  of their Connected Persons:

     (a) have any direct or indirect interest in any other company or business which has a close trading relationship with or which is or is likely to be or so far as the Warrantors are aware become competitive with any Group Company;

     (b) owe any indebtedness or other liability to either Subsidiary whether actually or contingently, whether solely or jointly with any other person and whether as principal or surety, and there is no such indebtedness or liability due or owing by either Subsidiary to the Executives or any of their Connected Persons; and

     (c) are party to any agreement with either Subsidiary or in which the Executives or any of their Connected Persons is or has been interested, whether directly or indirectly.

3    THE  SUBSIDIARIES

3.1 OWNERSHIP OF SHARES AND SECURITIES. Neither Subsidiary is the holder or beneficial owner of any shares or securities of, or of any other interest in, any undertaking (whether incorporated or unincorporated and whether in the United Kingdom or elsewhere) or has agreed to acquire any such shares, securities or interest.

4 BUSINESS SALE AGREEMENT, DEBTOR/CREDITOR OFFER LETTER AND MAZAK SLOVAKIA SALE AGREEMENT

4.1 DEFINITIONS. In this paragraph 4 and paragraphs 5 to 13, the expressions "ASSETS", "BUSINESSES", "CONTRACTS", "CREDITORS", "DEBTORS", "EMPLOYEES", "ENVIRONMENTAL LIABILITIES", "INTELLECTUAL PROPERTY" and "LIABILITIES" shall have the meanings given thereto in the Business Sale Agreement or the Debtor/Creditor Offer Letter (as the case may be) and "SALE DISCLOSURE LETTER" shall mean the Disclosure Letter (as defined in the Business Sale Agreement, and "DISCLOSURE LETTERS" shall mean the Sale Disclosure Letter and the Disclosure Letter together.

4.2 WARRANTIES. Each of the warranties and covenants set out in paragraphs 1.1, 3, 4, 5.1-5.5, 6 and 7 of Schedule 3 of the Business Sale Agreement (the "SALE WARRANTIES") is, so far as the Warrantors are aware, true and accurate save as disclosed in the Disclosure Letters.

4.3 BUSINESS MANAGEMENT ACCOUNTS. The management accounts (the "BUSINESS MANAGEMENT ACCOUNTS") of the Businesses for the period from 1 January to 31 May 2003 (the "MANAGEMENT ACCOUNTS DATE"):

     (a) have been prepared under the historical cost convention (or otherwise on such recognised and consistent basis as is set out therein) and on the same basis and in accordance with the same accounting policies as the corresponding accounts for the preceding financial year;

     (b) give a fair view of the state of affairs of the Businesses as at the Business Management Accounts Date and of the results of the Businesses for the period ended on the Business Management Accounts Date;

     (c) correctly set out all the assets and make proper provision for (or contain a note in accordance with good accounting practice respectively) all liabilities (including bad debts) of the Businesses at the Business Management Accounts Date; and

     (d) are not affected by any unusual or non-recurring item or by any factor rendering the profits or net assets contained or referred to therein unusually high or low.

4.4  OTHER  MATTERS.  Without  prejudice  to  the  generality  of paragraph 4.2:

     (a) due provision has been made in the Business Management Accounts for depreciation and amortisation and for any obsolescence of Assets of the

          Businesses such that the value of each of such assets will be written down to nil by the end of its useful life; and

     (b) the method of valuing work-in-progress and Stock adopted in the Business Management Accounts was the same as in the two preceding financial years and makes due provision for any foreseeable losses which may arise on completion and/or on realisation thereof and any redundant or obsolete stock has been wholly written off and any damaged or slow-moving stock has been written down appropriately.

5    POSITION  SINCE  LAST  ACCOUNTS  DATE

5.1 GENERAL. Since 31 December 2002 (the "LAST ACCOUNTS DATE") (except as shown in the Business Management Accounts):

     (a) so far as the Warrantors are aware the Businesses have been carried on in the ordinary and usual course without interruption and in the same manner (including nature and scope) as immediately before the Last Accounts Date;

     (b) no Business has so far as the Warrantors are aware acquired or disposed of any Assets or assumed or incurred any liabilities in either case for or of a material amount or otherwise than in the ordinary and usual course of its business nor agreed to do any of the aforegoing nor have the Assets of any Business been depleted by any unlawful act on the part of any person;

     (c)  no  Business  has  so  far  as  the  Warrantors  are  aware:

          (i) disposed of any asset at a figure materially lower than book value or an open market arm's length value whichever is the higher;

          (ii) acquired any Asset for a consideration which is higher than open market arm's length value;

          (iii) let any asset on hire or hire purchase or sold any asset on deferred payment terms; or

          (iv) disposed of an asset or supplied a service or business facility of any kind in circumstances where the consideration received or receivable for the disposal or supply, as the case may be, was less than the consideration which would be deemed to have been received for purposes of Tax, or agreed to do any of the aforegoing.

5.2 BUSINESS PLAN DILIGENTLY PREPARED. The business plan/budgeted cashflow projections attached to the Disclosure Letter have been diligently prepared and each of the Warrantors bona fide believes that, as at the date of this Agreement, they represent a realistic view of the cashflow, future progress, expansion and development of Mazak Limited. The assumptions upon which the business plan and those projections are based have been carefully considered and are honestly believed to be reasonable having regard to the information available and to the market conditions prevailing at the date of this Agreement.

6    AGREEMENTS

6.1  CONTRACTS.  In  relation  to  each  Contract:

     (a) Mazak Limited is in the possession or in the control of each such Contract;

     (b) so far as the Warrantors are aware there are no written or oral agreements which derogate from the obligations of any person other than Mazak Limited or increase the obligations of Mazak Limited thereunder;

     (c) so far as the Warrantors are aware, each such Contract is valid and subsisting and has not been terminated and is fully enforceable in accordance with its terms and none of such agreements is subject to a Security Interest;

     (d) so far as the Warrantors are aware each party thereto has fulfilled all of its obligations and performed and observed all warranties, undertakings, covenants and agreements on its part to be fulfilled, performed and observed under each of such Contracts;

     (e) so far as the Warrantors are aware there has not been, at any time, any breach of the terms of any such Contract by any party thereto which has not been remedied and so far as the Warrantors are aware no time or indulgence has been granted by any party in relation to any such Contract and, in particular, but without prejudice to the generality of the foregoing, so far as the Warrantors are aware all amounts due and payable under each such Contract have been duly paid in full on, or within a reasonable period of, the due date for payment of the same;

     (f) so far as the Warrantors are aware there are no grounds upon which, on the basis of circumstances which have existed or are now existing, any party thereto could terminate its obligations by reason of any default in, or non-performance of, or fundamental breach or repudiation by any other party thereto of, its obligations under such Contract and no notice of such termination has been given in respect of any such agreement;

     (g) so far as the Warrantors are aware, all taxes, duties, imposts and other charges payable in respect of such Contracts have been paid when due;

     (h) all necessary licences, approvals and consents required prior to the entry into each of such Contracts and for their continuation were duly obtained and are subsisting and, so far as the Warrantors are aware, no circumstances have arisen which may lead to withdrawal or failure to renew, if applicable, of any such licence, approval or consent; and

     (i) so far as the Warranties are aware no party is entitled to make a valid claim in respect of any representation, breach of condition or warranty or other express or implied term relating to any such Contracts and so far as the Warrantors are aware no matter exists which would or might enable a party thereto to raise a set-off, deduction, withholding or counterclaim in any action for breach of the relevant Contract or otherwise give any party thereto the right to withhold or delay payment of any sum due from it under the terms of the relevant Contract or the performance of any of its obligations thereunder.

6.2 OTHER CONTRACTS. There are no contracts other than the Contracts which are material in the context of the Businesses but are not being transferred pursuant to the Business Sale Agreement or the Debtor/Creditor Offer Letter.

7    ASSETS

7.1 ASSETS. The Assets are not subject to any Security Interest, royalty, contract of sale, hire or hire-purchase agreement, leasing agreement or agreement for payment on deferred terms or other similar arrangement or bill of sale (other than pursuant to any Contract).

7.2 ASSETS IN GOOD REPAIR. The Alpha Plant, Fixed Equipment and Moveable Equipment are in such state of repair and working order as is set out in a summary attached to the Disclosure Letter.

7.3 MAINTENANCE CONTRACTS. Maintenance contracts are in full force and effect in respect of those Assets disclosed in the Disclosure Letter.

7.4 SHARED ASSETS. No Asset is shared with any other person and the Businesses do not depend upon any assets, facilities or services owned or supplied by any other person.

7.5 DEBTORS. None of the Debtors have been outstanding for more than three months from their due dates for payment.

7.6  CREDITORS.  The  Businesses  have  no  creditors  other than the Creditors.

8    INTELLECTUAL  PROPERTY

8.1 OWNERSHIP. The Intellectual Property constitutes all Intellectual Property Rights, including know-how (whether registered or not or applied for), which are, or so far as the Warrantors are aware are likely to be material to the Businesses.

9    INSURANCE

9.1 GENERAL. A summary of the insurances maintained in respect of the Businesses is annexed to the Disclosure Letters and:

     (a) so far as the Warrantors are aware nothing has been done or has been omitted to be done whereby any of the said policies has or may become void or voidable or the premiums may become increased;

     (b) so far as the Warrantors are aware the said policies will continue in full force and effect notwithstanding Completion and the policies together with the receipts for the latest premiums payable in respect thereof are in the possession of the Businesses; and

     (c) so far as the Warrantors are aware all premiums payable in respect of such insurance policies have been duly paid and none of the policies contain any special or abnormal terms or restrictions or provide for the payment of any premium in excess of the normal rate.

10   GRANTS  AND  STATE  AID

10.1 NO RECEIPT OF GRANT ETC. The Businesses have not applied for, or received, any grant, subsidy or financial assistance from any government department or agency or any supranational, national, local or other authority in the last 36 months.

11   TAXATION

11.1 REFERENCES TO "AUTHORITY". References throughout this paragraph 11 to any tax or other appropriate authority shall include, for the avoidance of doubt, any local, municipal, governmental, state, federal or other body or authority (and shall, for the avoidance of doubt, but without prejudice to the generality of the foregoing, include references to customs and/or excise authorities).

11.2 NO LIABILITY. Neither Subsidiary is under any liability to pay any Tax or penalty, interest, surcharge or fine in connection with any Tax.

11.3 FILING OF RETURNS. Each Subsidiary has filed when due with the appropriate fiscal authorities all tax and other returns, declarations, accounts and reports required to be filed, given or delivered on or before the date hereof in respect of all Tax in a proper and timely manner. Such declarations, notices, requests, applications, returns, accounts, reports and other information supplied to the fiscal authorities have been accurate and complete and as of the date hereof are not disputed (other than in the course of a normal tax audit) by the fiscal authority concerned.

11.4 VAT  REGISTRATION.  Mazak  Limited  is  duly  registered  for  VAT.

12   INSOLVENCY

12.1 NO WINDING UP. No order has been made or petition presented or resolution passed for winding up either Subsidiary and no distress, execution or other analogous process has been levied on any of its assets, nor has either Subsidiary either stopped payment or deferred any payment which is now due for payment and neither Subsidiary is insolvent or unable to pay its debts for the purposes of the Insolvency Act 1986.

12.2 NO ADMINISTRATOR ETC. APPOINTED. No administrator or administrative receiver (within the meaning of the Insolvency Act 1986) has been appointed or so far as the Warrantors are aware could be appointed by any person of either Subsidiary's business or assets or any part thereof, and there is no unfulfilled or unsatisfied judgment or Court order outstanding against it.

12.3 NO ARRANGEMENT. Neither Subsidiary has made or proposed any arrangement or composition with its creditors or any class of its creditors.

13   MISCELLANEOUS

13.1 NO FINDERS FEE ETC. No one is entitled to receive from any Group Company any finder's fee, brokerage, or other commission in connection with the subscription of the Investor Shares, this Agreement, the Business Sale Agreement, the Debtor/Creditor Offer Letter, the Mazak Sale Agreement, the Loan Documents or otherwise.

13.2 COMPLIANCE. Compliance with the terms of this Agreement or Completion does not and will not:

     (a) so far as the Warrantors are aware conflict with or result in the breach of or constitute a default under any of the terms, conditions or provisions of any Contract;

     (b) so far as the Warrantors are aware relieve any party to a Contract of its obligations thereunder or enable it to terminate its obligations thereunder;

     (c) so far as the Warrantors are aware cause any Business to lose the benefit of any right or privilege it presently enjoys;

     (d) so far as the Warrantors are aware cause any person who normally does business with the Businesses not to continue to do so on the same basis as previously; and

     (e) so far as the Warrantors are aware cause any licence or authority necessary or desirable for the continuation of the Businesses to be determined or not renewed or continued or renewed on less favourable terms.

13.3 DISCLOSURE OF INFORMATION. All information relating to the Businesses which the Warrantors know and which an investor may reasonably require in the context of the subscription of the Investor Shares, the Business Sale Agreement, the Debtor/Creditor Offer Letter, the Mazak Sale Agreement, and the Loan Documents has been disclosed to the Investor and to the best of the knowledge, information and belief of the Warrantors, there are no other facts or matters undisclosed to the Investor which may have a material adverse effect on the financial or trading position or prospects of the Group or the Businesses.

13.4 So  far  as  the  Warrantors  are  aware:

     (a) there are no Environmental Liabilities relating to the Businesses except under the IPPC Licence;

     (b) there are no Liabilities arising from the sale or supply of any defective product by any Business;

     (c) the Businesses have no hedging contracts for metal or foreign exchange, save as specifically disclosed in the Disclosure Letter.

                                 EXECUTION PAGES

IN WITNESS whereof this Agreement has been executed and delivered as a Deed by or on behalf of the parties the day and year first above written.


SIGNED  by                     )
RICHARD  JOHNSON               )  --------------------------
in  the  presence  of:         )

Witness'  signature:
Witness'  name:
Witness'  address:


SIGNED  by                     )
JONATHAN  HILL                 )  --------------------------
in  the  presence  of:         )

Witness'  signature:
Witness'  name:
Witness'  address:


SIGNED  by                     )
KEITH  ROY  SARGEANT           )  --------------------------
in  the  presence  of:         )

Witness'  signature:
Witness'  name:
Witness'  address:


SIGNED  by                     )
JONATHAN  ANDREW  CHAPPELL     )  -------------------------
in  the  presence  of:         )

Witness'  signature:
Witness'  name:
Witness'  address:

SIGNED  by                   )
STEPHEN  JOHN  WHEELER       )  ---------------------------
in  the  presence  of:       )

Witness'  signature:
Witness'  name:
Witness'  address:


SIGNED  by                  )
GEOFFREY  LAURENCE  BERRY   )  ---------------------------
in  the  presence  of:      )

Witness'  signature:
Witness'  name:
Witness'  address:


EXECUTED  as  a  DEED  by                           )
ALSON  ENTERPRISES  CORP.                           )
acting  by  IAN  RIGG  expressly                    )
authorised  in  accordance  with  the  laws  of     )
the  British  Virgin  Islands  by  virtue  of  a    )
power  of  attorney  granted  on  24  July  2003    )
such  execution  being  witnessed  by:              ) -----------

Witness'  signature:
Witness'  name:
Witness'  address:


EXECUTED  as  a  DEED  by                          )
SUTTON  PARK  INTERNATIONAL                        )
LIMITED  acting  by  IAN  RIGG  expressly          )
authorised  in  accordance  with  the  laws  of    )
Barbados  by  virtue  of  a  power  of  attorney   )
Granted  on  20  July  2003                        )
such  execution  being  witnessed  by:             ) ------------

Witness'  signature:
Witness'  name:
Witness'  address:

                                  SCHEDULE "C"

CONFORMED  COPY
                                                          Private & Confidential




                               DATED 24 JULY 2003






                           TRIDENT ALLOYS LIMITED  (1)


                                MAZAK LIMITED (2)



              ____________________________________________________

                                    AGREEMENT
              FOR THE SALE AND PURCHASE OF THE BUSINESSES KNOWN AS
                 THE ALLOYS BUSINESS AND THE PIGMENTS BUSINESS
              _____________________________________________________

                                    CONTENTS
                                    --------

1     DEFINITIONS AND INTERPRETATION                          1

2     SALE OF THE BUSINESS AND THE ASSETS                    14

3     LIABILITIES                                            15

4     CONSIDERATION                                          18

5     CALCULATION OF STOCK PRICE                             18

6     CONTRACTS AND LICENCES                                 19

7     EMPLOYMENT AND PENSIONS                                21

8     COMPLETION                                             24

9     VALUE ADDED TAX AND CAPITAL ALLOWANCES                 25

10    POST-COMPLETION MATTERS AND FURTHER ASSURANCES         27

11    WARRANTIES                                             29

12    RESTRICTIVE COVENANTS                                  31

13    APPORETIONMENTS                                        34

14    EXPERT DETERMINATION                                   35

15    ANNOUNCEMENTS AND CONFIDENTIALITY                      36

16    PRESERVATION OF RIGHTS                                 37

17    NOTICES                                                37

18    TIME                                                   39

19    ENTIRE AGREEMENT                                       39

20    ALTERATIONS                                            40

21    SEVERABILITY                                           40

22    COUNTERPARTS                                           40

23    PAYMENT OF COSTS                                       41

24    SUCCESSORS AND ASSIGNS                                 41

25    APPLICABLE LAW AND SUBMISSIOLN TO JURISDICTION         42

SCHEDULE 1 COMPLETION OBLIGATIONS                            43

SCHEDULE 2 CONSIDERATION                                     47

SCHEDULE 3 THE WARRANTIES                                    48

SCHEDULE 4 PROVISIONS FOR THE PROTECTION OF THE SELLER       57

SCHEDULE 5 EXCLUDED ASSETS                                   62

SCHEDULE 6                                                   63

SCHEDULE 7                                                   64

SCHEDULE 8                                                   70

SCHEDULE 9 THE INTELLECTUAL PROPERTY RIGHTS                  74

SCHEDULE 10 EMPLOYEES                                        75

SCHEDULE 11 BUSINESS RECORDS                                 78

SCHEDULE 12 ADJUSTMENT OF PROVISION OF STOCK PRICE           79

SCHEDULE 13 INVENTORY                                        83

SCHEDULE 14 THE MANAGEMENT                                   84

THIS  AGREEMENT  is  made  on                             2003

BETWEEN:

(1) TRIDENT ALLOYS LIMITED (registered in England and Wales number 3306312) having its registered office at Alloys House, Willenhall Lane, Bloxwich, Walsall, WS3 2XW (the "SELLER"); and

(2) MAZAK LIMITED (registered in England and Wales number 04594175) having its registered office at 41 Church Street, Birmingham, B3 2RT (the "BUYER").

IT  IS  AGREED  as  follows:

1     DEFINITIONS  AND  INTERPRETATION

1.1   In  this  Agreement  unless  the  context  otherwise  requires:

"Agreed Documents" means this Agreement, all the Agreed Form documents referred to in it and all other documents entered into between the parties hereto or any of them on the date of this Agreement;

"Agreed Form" means in a form which has been agreed by the parties and which has been duly executed or initialled for identification by them or on their behalf;

"Alloys Business" means the business known as the "Alloys Business Unit" being the business of zinc processing comprising the master plant, secondary metals plant, technigalva plant and plating, anodes plant and the laboratory facilities relating to the Alloys Business Unit carried on by the Seller at the Transfer Date;

"Alpha Plant" means the alloy manufacturing equipment and analytical equipment, details of the principal items of which are set out in part 1 of schedule 7;

"Assets" means the Alpha Plant, the Business Records, the benefit (subject to the burden) of the Contracts and the Licences, the Fixed Equipment, the Goodwill, the Intellectual Property, the Mazak Shares, the Moveable Equipment, the Stock, the benefit of the Third Party Rights, and all other assets used mainly for the purposes of the Businesses (but excluding any which are Excluded Assets);

"Businesses"  means  the  Alloys  Business  and  the  Pigments  Business;

"Business Day" means any day other than a Saturday, Sunday or public holiday in England and Wales;

"Business Information" means Confidential Information relating to, or used by the Seller in, the Businesses including any contained in the Business Records (or any of them);

"Business Names" means the names set out in part 1 schedule 9 and each and every name, title, device or logo (including any of them and including in each case any part, derivative or abbreviation of any of them) used in connection with either of the Businesses or (if the context requires) all rights, title and interest of the Seller in each of them;

"Business Records" means all records, documents, and materials which relate to the Businesses or any of the Assets, including the materials described in schedule  11  but  excluding  any  which  relate  to  any  Excluded  Asset;

"Buyer Claim" means any bona fide claim whatsoever by the Buyer against the Seller under this Agreement;

"Buyer's Solicitors" means The Wilkes Partnership of 41 Church Street Birmingham B3 2RT;

"Cash Balance" means any cash in hand or at bank of the Seller held for the purposes of the Businesses;

"CCSS Sum" means the sum of GBP 39,403 paid by the Seller on behalf of the Buyer to Century Computing Software Services Limited in respect of a new IT system for the Businesses;

"Completion" means completion of the sale and purchase of the Assets by the performance by the parties of their respective obligations under clause 8 and schedule  1;

"Completion  Date"  means  the  date  of  Completion;

"Consideration"  means  the  Purchase  Price  and  the  Stock  Price;

"Confidential Information" means all written, oral or other tangible or intangible form of information and records wherever located and whether related to current or future products or services (including accounts, business plans and financial forecasts, Tax records, correspondence, designs, drawings, manuals, specifications, customer (or prospective customer), sales and supplier information, technical or commercial expertise, software, formulae, processes, trade secrets, methods, ideas, concepts, research, knowledge and know-how) and which (either in their entirety or in the precise configuration or assembly of their components) are not publicly available and in each case whether or not recorded;

"Consumables" means pallets, packaging materials and fuel at the Transfer Date relating to either of the Businesses;

"Contracts" means the Customer Contracts, the Supply Contracts and the Finance Agreements;

"Contracts  Act"  means  the  Contract  (Rights  of  Third  Parties)  Act  1999;

"Creditors" means the aggregate amount due from the Seller to trade and other creditors of the Seller in relation to each of the Businesses including accrued charges, customers' prepayments and trade and other bills payable (whether or not yet due and payable) at the Transfer Date;

"Customer Contracts" means all of the contracts, agreements, orders, engagements and arrangements (whether written or oral) between the Seller and customers of either of the Businesses for the supply of goods or services by the Seller in relation to the Businesses;

"Customs"  means  HM  Customs  &  Excise;

"DPA  1998"  means  the  Data  Protection  Act  1998;

"Data  Subject"  has  the  meaning  given  in  DPA  1998;

"Debtors" means the aggregate amount due to the Seller from trade and other debtors of the Seller in relation to the Businesses including payments in advance to suppliers of the Seller and trade and other bills receivable at the Transfer Date;

"Deferred  Stock  Price"  means GBP 500,000;

"Disclosure Letter" means the Agreed Form letter of the same date as this Agreement from the Seller to the Buyer disclosing certain matters in relation to the Warranties which has been delivered to the Buyer prior to the execution of this Agreement;

"Employees" means the persons employed by the Seller at the Transfer Date in the Alloys Business particulars of whom are set out in part 1 of schedule 10 under the heading "Alloys Business Unit" and the persons employed by the Seller at the Transfer Date in the Pigments Business particulars of whom are set out in part 1 of schedule 10 under the heading "Pigments Business Unit" and those additional persons particulars of whom are set out in part 1 of Schedule 10 above the heading "Alloys Business Unit";

"Employment Liabilities" means without limitation any costs, claims, fines, liabilities or expenses (including reasonable legal and other professional expenses) arising from:

(a)  the  employment  of  any  person;

(b)  the  termination  of  any  such  employment;

(c)  the  operation  and/or  termination  of  any  collective  agreement;

(d) any dispute (whether or not the subject of litigation in any court or tribunal) which relates to any such employment or collective agreement or their termination;

(e) any failure to discharge in full any obligation under the Regulations to inform or consult appropriate representatives or any person about the transaction contemplated by this Agreement; and

(f)  any claims for personal injury arising in connection with their employment;

"Enactment" means any statute or statutory provision (whether of the United Kingdom or elsewhere), subordinate legislation (as defined by section 21(1) Interpretation Act 1978) and any other subordinate legislation made under any such statute or statutory provision;

"Encumbrance" means any option, trust, power of sale, pre-emption right, right of first refusal, Security Interest or other right, claim or interest, whether legal or equitable, of any third party (or an agreement or commitment to create any of them);

"Environment" means the environment as defined in section 1(2) Environmental Protection Act 1990 or any part of it and includes ambient air, land surface or subsurface strata, any surface water (whether inland or maritime) and any ground water;

"Environmental Damage" means any pollution, contamination, degradation, damage or injury caused by, related to or arising from, or in connection with the presence, generation, use, handling, processing, treatment, storage, transportation, release, spillage, emission, leaking, pumping, injection, deposit, disposal, discharge, leaching, migration or any other form of movement into or through the Environment or into or out of any property of, any Relevant Substance, in each case at any time prior to Completion;

"Environmental Laws" means any Official Requirement relating to the protection of the Environment or the control or prevention or remedying of Environmental Damage;

"Environmental Liabilities" means any Liabilities, responsibilities, (including for remedial, removal, response, abatement, clean-up, investigative and monitoring costs), assessments, liens, penalties and fines which are incurred by, asserted against or imposed on a person as a result of or in connection with :

(a) any violation of or non-compliance with Environmental Laws (including the failure to procure or violation of any Environmental Licence required by Environmental Laws) prior to Completion; and

(b)  any  Environmental  Damage;

"Environmental Licence" means any permit, licence, authorisation, consent or other approval obtained or which ought to have been obtained under any Environmental Law at any time by the Seller in relation to the Businesses or any of the Assets;

"Escrow Account" means the account of the Escrow Account Holder specified in the Escrow Letter;

"Escrow Account Holder" means Watson, Farley & Williams or such other firm of English solicitors as the parties shall agree;

"Escrow Amount" means the amount from time to time standing to the credit of the Escrow Account (including interest accrued thereon);

"Escrow Letter" means the letter in the Agreed Form relating to the Escrow Account;

"Excluded  Assets" means those items details of which are set out in schedule 5;

"Excluded  Liabilities"  means  those  liabilities specifically listed in Clause
3.3;

"Finance Agreements" means the leasing, hire purchase, credit sale and other similar agreements relating to any of the Assets and subsisting at the Transfer Date details of which are set out in part 2 of schedule 8;

"Fixed Equipment" means all of the plant, machinery and equipment used mainly in each of the Businesses and affixed to the Property or the Licensed Premises including, but not limited to, those listed in part 2 of schedule 7;

"Goodwill" means the goodwill in connection with each of the Businesses including all rights of the Seller for the Buyer to use the Business Names in connection with the Businesses and to carry on the Businesses after Completion in succession to the Seller in each case in any part of the world;

"ICTA  1988"  means  the  Income  and  Corporation  Taxes  Act  1988;

"Insurance Policies" means all insurance policies maintained by the Seller in relation to the Businesses at any time up to the Completion Date;

"Intellectual Property" means all the Intellectual Property Rights owned and used exclusively by the Seller prior to the Transfer Date solely in connection with the Businesses and in the products manufactured by the Businesses or on its behalf including the Business Names;

"Intellectual Property Rights" means design rights, trade marks and service marks (in each case whether registered or not), patents, registered designs, copyright, rights in databases, utility models and all similar property rights whether registrable or not, including those subsisting (in any part of the world) in inventions, designs, drawings, performances, computer programs, confidential Information, business or brand names, domain names, metatags, goodwill or the style of presentation of goods or services including applications for protection of any such rights;

"IPPC Licence" means the Integrated Pollution Prevention Control Licence (reference number BJ9762) in the name of the Seller in relation to the Businesses dated 20 December 2002 as varied by the certificate of variation dated 27 June 2003 under reference number BU9742);

"Leases" means the Agreed Form leases of the Property between (1) the Seller and
(2)  the  Buyer;

"Liabilities" shall include all losses, costs (including legal costs on an indemnity basis, other professional fees and disbursements and associated VAT), damages, expenses, interest, charges, actions, proceedings, claims and demands associated with or arising out of the relevant subject matter;

"Licensed Premises" means the premises details of which are set out in part 3 of schedule  6;

"Licences" means the benefit (so far as capable of assignment) of all such licences, permits, consents or certifications (not falling within the Contracts or relating to the Property) as relate to the Businesses and are held by the Seller at the Transfer Date (including any licences by or in favour of the Seller of any Intellectual Property Rights), including, but not limited to the IPPC Licence and those specified in part 3 of schedule 8);

"Loan Notes" means the GBP 500,000 loan notes to be issued by the Buyer on the terms and conditions specified in the Loan Note Instrument;

"Loan Note Instrument" means the instrument executed as a deed by the Buyer in the Agreed Form and constituting the Loan Notes;

"Management  Team"  means  the  persons  listed  in  Schedule  14;

"Mazak  Shares"  means  the  entire  issued  share  capital  in  Mazak Slovakia;

"Mazak Slovakia" means Mazak Slovakia sro, a company incorporated and existing under the laws of Slovakia;

"Mazak Slovakia Sum" means the sum of GBP 45,953 paid by the Seller on behalf of the Buyer in respect of Mazak Slovakia;

"Mazak Slovakia Transfer Deed" means the Agreed Form of notarial deed to be entered into by the Seller in favour of the Buyer in respect of the Mazak Shares;

"Moveable Equipment" means all of the moveable plant, machinery and equipment (including tools, furniture and fittings, computers and related equipment, the Vehicles and spare parts) used in each of the Businesses as at the Transfer Date details of the principal items of which are set out in part 3 of schedule 7;

"Official Requirement" means any enactment, ordinance, pact, decree, treaty, code, directive, order, notice or official published plan or policy with legal or actual force in any geographical area and/or over any class of persons;

"Other  Prohibited  Area"  means  the  world;

"PAYE and NIC Records" means the working sheets records and other documents relating to the Businesses required to be preserved for the purposes of the Pay As You Earn and National Insurance systems;

"Personal Data" means any data forming part of the Assets or sold or otherwise transferred or disclosed to the Buyer under or in contemplation of this Agreement which falls within the definition of "personal data" given from time to time in DPA 1998;

"Pigments Business" means the business of the Seller known as the "Zinc Pigments Business Unit" being the business of zinc processing comprising the zinc phosphate plant, zinc powder plant, zinc dust plant and zinc oxide plant and the laboratory facilities relating to the "Zinc Pigments Business" Unit carried on by the Seller at the Transfer Date;

"Premises Licence" means the Agreed Form licence to occupy the Licensed Premises to be granted by the Seller to the Buyer annexed hereto at Annexure 2 of
Schedule  6;

"Process" and "Processing" have the respective meanings given to them from time to time in DPA 1998;

"Primary  Prohibited  Area"  means  the  United  Kingdom  ;

"Property" means the property details of which are set out in part 1 of schedule 6;

"Provisional Stock Price" means the aggregate of $2,191,349 less GBP 250,000 subject to adjustment in accordance with the provisions of schedule 12;

"Purchase Price" means GBP 500,000 less GBP 61,907.29 being the sums due at the Transfer Date under Finance Agreements in respect of forklift trucks numbers:
70/256/56200560-2,  70/256/ILS/56141912  and  Hewlett  Packard  printers;

"QP+1 Stock" means 992.989 tonnes of zinc supplied to the Seller and acquired by the Buyer pursuant to this Agreement by Outokompu Zinc Commercial B.V. in June 2003 and priced pursuant to an arrangement between the Seller and Outokompu Zinc Commercial B.V. at a price fixed in the month following the month of delivery of such zinc to the Seller;

"Regulations" means the Transfer of Undertakings (Protection of Employment) Regulations 1981;

"Related Company" in relation to a company means any company which is at the relevant time a subsidiary or holding company of that company or a subsidiary of any such holding company;

"Relevant Authority" means any person or authority (including any nation, national or local government or international organisation and any subdivision or agency or executive arm of any of them, any court or judicial officer or any securities exchange) with legal or de facto power to impose and/or enforce compliance with any Official Requirement;

"Relevant  Breach"  means  any  breach  of  the  Warranties;

"Relevant Substance" means any substance (whether in a solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) or waste (as defined in the Environmental Protection Act 1990) which is capable of causing harm to man or any other living organism supported by the Environment or damaging the Environment or public health or welfare;

"Remaining Business Unit" means the scarficial anodes business trading as "Impalloy" carried on by the Seller at the Transfer Date;

"Restricted  Products"  means:

(a) all products which were supplied by the Seller in connection with the Businesses during the period of 12 months prior to the Transfer Date; and

(b) any other products which are of a type similar to and competing with any of the products referred to in paragraph (a) above;

"Restricted  Services"  means:

(a) all services which were supplied by the Seller in connection with the Businesses during the period of 12 months prior to the Transfer Date; and

(b) any other services which are of a type similar to and competing with any of the services referred to in paragraph (a) above;

"Secondary  Prohibited  Area"  means  Europe;

"Security Interest" means a mortgage, lien, pledge, charge (fixed or floating), assignment by way of security, hypothecation or other security interest (or an agreement or commitment to create any of them) , but excluding:

(a) any lien arising in the ordinary course of business to secure amounts which are not material;

(b) any unpaid seller's or supplier's lien arising in the ordinary course of the Business to secure amounts due in respect of goods or services sold or supplied; and

(c)  liens  arising  by  operation  of  law,  including  a  banker's  lien;

"Seller Claim" means any bona fide claim whatsoever by the Seller against the Buyer under this Agreement;

"Seller's Solicitors" means Gateley Wareing of Windsor House, 3 Temple Row, Birmingham, B2 5JR;

"Seller's Solicitors Account" means the Seller's Solicitors' client accounts specified below at the 14 Friar Lane, Leicester branch of Bank of Scotland (sort code 30-14-33);

(d)  if  the  payment  is  in  sterling,  account  number  00553357;

(e)  if  the  payment  is  in  US  dollars,  account  number  12840USD01;

(f)  if  the  payment  is  in  Euros,  account  number  12840001;  or

(g)  such  other  account  as  the Seller's Solicitors shall specify in writing;

"Settled Buyer Claim" means any Buyer Claim which is admitted or agreed by the Seller, determined in accordance with Clause 14, or awarded by any court or in any arbitration;

"Settled  Claim"  means  any  Settled  Buyer  Claim  or  Settled  Seller  Claim;

"Settled Seller Claim" means any Seller Claim which is admitted or agreed by the Buyer, determined in accordance with Clause 14, or awarded by any court or in any arbitration;

"Side Letters" means Agreed Form letters relating to the Property to be given by the Seller to the Buyer annexed hereto at Annexure 3 of Schedule 6;

"Stock" means all stocks (including raw materials and components), finished and partly finished goods, consignment stock located at the customer's premises, stock in transit and Consumables, relating to the Businesses as at the Transfer Date;

"Stock Price" means the Provisional Stock Price (as adjusted in accordance with Schedule 12) and the Deferred Stock Price;

"Subsidiary" and "Holding Company" shall have the meanings given to them by sections 736 and 736A Companies Act 1985)

"Supply Agreement" means the Agreed Form of agreement to be entered into between the Seller (1) and the Buyer (2) for the supply of utilities by the Buyer to the Seller for the benefit of the Remaining Business Unit;

"Supply Contracts" means all of the contracts, agreements, orders, engagements and arrangements (whether written or oral) between the Seller and suppliers for the supply of goods and services to the Seller in the ordinary course of trading in relation to the Businesses or any of the Assets listed in part 1 of schedule  8;

"Tax"  means:

(h) all forms of taxes duties imposts and levies and all deductions and withholdings in relation to tax whenever created or imposed and whether of the United Kingdom or elsewhere including deductions under the Pay As You Earn system, National Insurance contributions and VAT; and

(i) all penalties fines charges surcharges and interest in relation to tax within paragraph (a) or to any return or information required to be provided for the purposes of any such tax;

"Third  Party  Rights"  means  the  benefit  of:

(j) all rights of the Seller in respect of goods supplied by the Seller in the course of the Businesses on terms as to retention of title and to which the Seller retains title at Completion (other than the consideration for any such supply where included in the Debtors);

(k) all claims against, or rights to make any claims against, any third party in respect of any goods, equipment or other items supplied to the Seller and which form part of the Assets; and

(l) all the Seller's rights (to the extent that they are assignable) under any agreement under which the Seller acquired the Businesses (or any part of it) or any of the Assets;

"Transfer  Date"  means  the  closing  of  business  on  30  June  2003;

"Trident Alloys Retirement Plan" means the final salary pension scheme which the Seller is presently winding up;

"VAT" means, in the United Kingdom, value added tax and, in other member States of the European Union, taxes in those States imposed by or in compliance with the Sixth Council Directive of the European Communities (as amended from time to time);

"VAT Records" means all records invoices and other documents relating to the Businesses which are required to be preserved for the purposes of VATA 1994 and/or regulations made under that enactment;

"VATA  1994"  means  the  Value  Added  Tax  Act  1994;

"Vehicles"  means  those  vehicles,  details  of  which are set out in Part 4 of
Schedule  7;

"Warranties"  means  the  warranties  contained  in  clause  11  and schedule 3;

"Warrant Instrument" means the share warrant instrument executed as a deed by the Buyer in the Agreed Form and constituting the Warrants; and

"Warrants" means the share warrants in respect of 50% plus one ordinary share of the ordinary share capital of the Buyer to be issued by the Buyer on the terms and conditions specified in the Warrant Instrument.

1.2    In  this  Agreement  unless  the  context  otherwise  requires:

1.2.1 references to a clause or schedule are to a clause of, or a schedule to, this Agreement, references to this Agreement include its schedules and references in a schedule or part of a schedule to a paragraph are to a paragraph of that schedule or that part of that schedule;

1.2.2 references to this Agreement or any other document or to any specified provision in any of them are to this Agreement, that document or that provision as in force for the time being and as amended from time to time in accordance with their terms or, as the case may be, with the agreement of the relevant parties;

1.2.3 words importing the singular include the plural and vice versa, words importing a gender include every gender and references to persons include corporations, partnerships and other unincorporated associations or bodies of persons;

1.2.4 the words and phrases "other", "including" and "in particular" shall not limit the generality of any preceding words or be construed as being limited to the same class as the preceding words where a wider construction is possible;

1.2.5 a person is connected with another person if he is so connected within the meaning of section 839 ICTA 1988;

1.2.6  a  reference  to  any  enactment  shall  include:

       1.2.6.1   any  provision  which  it  has  re-enacted   (with  or  without
                 modification) or  modified;  and

       1.2.6.2 that enactment as re-enacted, replaced or modified from time to time, whether before, on or after the date of this Agreement;

       but any such changes taking effect after the date of this Agreement shall not impose additional liabilities or obligations on any of the parties or (except as specified in clause 21.1) deprive any of them of any right, in each case under this Agreement;

1.2.7 references to "reasonable times" for access to any premises, records or other item mean by prior appointment, during normal working hours on a business day; and

1.2.8 references to books, records or other information include paper, electronically or magnetically stored data, film, microfilm and information in any other form and references to "writing" or "written" include faxes and any other method of reproducing words in a legible and non-transitory form (excluding email).

1.3 The contents table and the descriptive headings to clauses, schedules and paragraphs in this Agreement are inserted for convenience only, have no legal effect and shall be ignored in interpreting this Agreement.

1.4 Subject to clause 8.3 where any party gives in this Agreement any indemnity in favour of any other party the obligation of the indemnifying party shall be to make the relevant payment forthwith in full on demand and without any set-off, counterclaim or other deduction.

1.5 Where either party is required to give assistance to the other under any provision of this Agreement, it shall do so at its own cost but shall not in giving such assistance be required to incur any out-of-pocket costs, however, if with the consent of both parties any such costs are incurred these costs shall, to the extent approved in advance by the party requesting the assistance (such approval not to be unreasonably withheld or delayed), be reimbursed by such requesting party.

2    SALE  OF  THE  BUSINESS  AND  THE  ASSETS

2.1 The Seller shall sell to the Buyer and the Buyer (relying, as the Seller acknowledges, on the Warranties contained in this Agreement) shall purchase from the Seller the Businesses and the Assets on the terms and subject to the provisions of this Agreement with a view to carrying on the Businesses as a going concern in succession to the Seller.

2.2 The Seller shall with full title guarantee grant and the Buyer shall accept the Leases of the Property for the term of years therein mentioned.

2.3 The Seller shall grant to the Buyer and the Buyer shall accept the Premises Licence.

2.4 Subject to Completion and with effect from the Transfer Date, the Seller assigns to the Buyer to hold the same absolutely all the Goodwill.

2.5    The Seller covenants  and  warrants  with  the  Buyer  that:

2.5.1 the Seller has the right to dispose of the legal and beneficial ownership in the Businesses and the Assets to the Buyer on the terms set out in this Agreement;

2.5.2  the  Assets  (other  than  the  Intellectual  Property) shall be sold and
       transferred   free   from   Encumbrances   (other  than  those  expressly
       contemplated by  this  Agreement);  and

2.5.3 the Intellectual Property shall be sold to the Buyer with such rights and title as the Seller has thereto;

       and the transfer of the Assets to the Buyer shall be deemed to include expressly and be made subject to all the above provisions of this clause 2.5.

2.6 Title to, beneficial ownership of, and any risk attaching to, the Assets shall pass on Completion except that title to and beneficial ownership of the Contracts and the Licences shall pass to the Buyer as provided in clause 6.

2.7 The Buyer shall not be obliged to complete the purchase of any of the Assets and/or to complete the Leases unless the purchase of all the Assets is completed simultaneously.

2.8 The provisions of clause 6 shall apply to the sale of the Contracts and the Licences (so far as applicable) but otherwise the terms of clause 2.5 shall apply to the sale of the Contracts and the Licences.

3      LIABILITIES

3.1 Save for the Excluded Liabilities the Buyer shall assume the debts, liabilities or other obligations of the Seller in relation to the Contracts, the Licences, the Employees and apportionments in accordance with Clauses 6, 7 and 13 to the extent they relate to the Businesses and the Buyer shall indemnify the Seller against any and all liabilities arising out of or in connection with any such debts, liabilities and obligations.

3.2 The Buyer shall from Completion assume liability to make payment for any part of the QP+1 Stock which has not been invoiced to the Seller at Completion and the Buyer shall indemnify the Seller against any and all liabilities arising out of or in connection with the same.

3.3 All Liabilities relating to the following matters are excluded from the sale contemplated by this Agreement:-

3.3.1  the  Creditors;

3.3.2  the  Environmental  Liabilities;

3.3.3  Trident  Alloys  Retirement  Plan;

3.3.4  Tax  and  all  Tax  creditors;

3.3.5 amounts owed to any banks or third party lenders by way of overdraft, term loan or otherwise;

3.3.6 amounts payable or due for payment under the Finance Agreements in relation to periods prior to the Transfer Date;

3.3.7 any obligation to provide Customs with information regarding import and export statistics for zinc and any resultant duties thereon;

3.3.8 any hedging contracts for metal or foreign exchange which correspond to Customer Contracts which have been delivered and invoiced as at the Transfer Date;

3.3.9 any resultant Liabilities arising from the reconciliation statements referred to in paragraph (ix) of Schedule 1;

3.3.10 any amounts arising prior to the Transfer Date and owed in respect of the Sage payroll System;

3.3.11 any and all Liabilities arising by reason of any breaches of the IPPC Licence prior to the Completion Date;

3.3.12 any  and  all  Liabilities  incurred  by  the  Remaining  Business Unit;

3.3.13 any  amounts  owed  in  respect  of  the  Oak  Telecom  System;

3.3.14 any and all Liabilities arising by reason of the sale or supply by the Seller of any defective product by the Seller under any of the Contracts prior to Completion solely in connection with the Businesses which are covered by the Insurance Policies relating to defective products and/or public liability to the extent that the sums claimed fall within the applicable policy limits under the relevant Insurance Policy as at the Completion Date;

3.3.15 any costs and expenses incurred by the Company in connection with the negotiation and preparation of this Agreement and any agreement referred to herein (other than the Mazak Slovakia Transfer Deed and any other costs and expenses incurred by the Seller in connection with the incorporation of Mazak Slovakia);

3.3.16 all accrued or payable actuarial, consultancy, legal and other fees or charges in respect of the Scheme (as defined in paragraph 5.6 of Schedule
       3) in respect of the period  up  to and including the Completion Date;

3.3.17 any  unlawful  or  tortious  act  committed  by  the  Seller;  and

3.3.18 all other Liabilities of the Seller which are not assumed by the Buyer as set out in Clause 3.1 and Clause 3.2,

       and subject to any express undertaking or indemnity given by the Buyer to the Seller, the Seller undertakes to indemnify the Buyer against all Liabilities incurred by the Buyer in relation to any of them.

3.4 The Seller covenants and undertakes with the Buyer that, in as far as the IPPC Licence relates to the Property, it shall subject to Clause 3.5 at all times and until the IPPC Licence has been transferred to the Buyer maintain the baseline condition of the Property in accordance with the IPPC Licence ("Baseline Condition") and subject to Clause 3.5 adhere to the improvement programme defined by Section 9.1.1 of the IPPC Licence ("Improvement Programme") and shall subject to Clause 3.5 below indemnify the Buyer against any Liabilities arising out of or in connection therewith.

3.5    The  Buyer  covenants  and  undertakes  with  the  Seller  to:

3.5.1 allow the Seller, its employees, agents and advisers, free and uninterrupted access to the Property until the IPPC Licence has been transferred to the Buyer for the purpose of maintaining the Baseline Condition of the Property and carrying out the Improvement Programme; and

3.5.2  indemnify  the  Seller  in  respect  of:

       (a) all acts or omissions by the Buyer, its employees, agents or advisers during the period between the Completion Date and the date of transfer of the IPPC Licence which result in a deterioration of the condition of the Property below the Baseline Condition; or

       (b) all acts or omissions by the Buyer, its employees, agents or advisers during the period between the Completion Date and the date of transfer of the IPPC Licence which result in a failure to adhere to the Improvement Programme during the period between the Completion Date and the date of transfer of the IPPC Licence; or

       (c) all acts or omissions by the Buyer , its employees, agents or advisers which result in (i) the IPPC Licence not being transferred to the Buyer after Completion or (ii) any other breach of the IPPC Licence during the period between the Completion Date and the date of transfer of the IPPC Licence; and

3.5.3 undertake any work in relation to the Property which is (i) specified in the Improvement Programme and (ii) required to be completed after Completion, and shall indemnify the Seller in respect of any such work the Buyer does not so undertake.

3.6 The Buyer shall not be liable to indemnify the Seller in respect of any liability under any specific indemnity in this Agreement to the extent that the circumstances pursuant to which such liability has arisen constitute a breach of the Warranties for which the Seller is liable.

4      CONSIDERATION

4.1 The consideration for the Assets (other than the Stock) shall be the Purchase Price which shall be payable on Completion in accordance with Clause 8.

4.2 Any payment to be made to the Seller in accordance with this Agreement may be made to the Seller's Solicitors Account, the Seller's Solicitors are authorised to receive any such payment, their receipt shall constitute a good discharge to the Buyer in respect of it and the Buyer shall have no obligation as to the distribution of any sum so paid.

5      CALCULATION  OF  STOCK  PRICE

5.1 The consideration for the Stock shall be the Stock Price, being the aggregate of:

5.1.1 the Provisional Stock Price which shall be subject to adjustment in accordance with Schedule 12 and shall be payable on Completion in accordance with clause 8; and

5.1.2 the Deferred Stock Price which shall be satisfied by the issue of the Loan Notes on Completion in accordance with clause 8.

6      CONTRACTS  AND  LICENCES

6.1 The Contracts and the Licences shall, subject to Completion, be dealt with as follows:

6.1.1 this Agreement shall constitute an assignment to the Buyer of the benefit of all the Contracts and the Licences which the Seller is entitled to assign without the consent of any third party in each case, subject to Completion, with effect from the Transfer Date;

6.1.2 with effect from the Transfer Date the Seller shall hold the benefit of those of the Contracts and the Licences which cannot be assigned without the consent of a third party on trust for the Buyer (and all profits and Liabilities arising from them in respect of the period after the Transfer Date, other than any Excluded Liabilities or any Liabilities for which the Seller is responsible under Clause 3.3, shall belong to and be borne by the Buyer) and the Seller shall, at the Buyer's request and subject to clause 1.5, give to the Buyer all reasonable assistance to enable the Buyer to enforce the Contracts and the Licences;

6.1.3 the Buyer shall use its reasonable endeavours and the Seller shall, at the Buyer's request and subject to clause 1.5, use its reasonable endeavours in each case on or as soon as reasonably practicable after Completion and with effect from the Transfer Date:

       6.1.3.1 obtain all necessary consents for and subsequently effect the assignment or novation of such of the Contracts and the Licences referred to in clause 6.1.2, and in such form, as the Buyer may reasonably require and the Seller shall, at the request of the Buyer and subject to clause 1.5, approach any and all third parties together with the Buyer in order to obtain such consents, arrangements or novations as the case may be; or

       6.1.3.2   (without  prejudice  to  Clause  3.1)  procure  the termination of the existing arrangements between the Seller and such third party and the grant to the Buyer by the third party of rights no less favourable to it than the rights of the Seller under its arrangements with the third party prior to termination, in each case on or as soon as reasonably practicable after Completion and with effect form the Transfer Date;

6.1.4 with effect from the Completion Date the Buyer shall assume the obligations and carry out, complete and discharge all of the obligations of the Seller under the Contracts and the Licences (subject, in the case of the IPPC Licence, to Clauses 3.4 and 3.5) arising after the Transfer Date and shall indemnify the Seller from all Liabilities (other than the Excluded Liabilities or any Liabilities for which the Seller is responsible under Clause 3.4) arising by reason of any failure to observe or perform the terms of any of the Contracts or the Licences whether before or after the Transfer Date (subject, in the case of the IPPC Licence, to Clauses 3.3 and 3.4) and, subject thereto, the Seller shall not interfere with or prevent the Buyer's performance of such provisions.

6.2 For the avoidance of doubt, nothing in this Agreement shall be deemed to operate as a transfer or assignment that would give rise to any termination or forfeiture of any benefit, right or interest to any person in any of the Contracts or the Licences.

6.3 The Buyer hereby indemnifies the Seller and shall keep the Seller fully indemnified in respect of all Liabilities relating to any construction works which are either currently in progress, have recently been completed but have not yet been invoiced to the Seller or are proposed or are contracted to be undertaken at any time in the future in relation to the Building No 6 identified on the plan scheduled to the Side Letter relating to the conversion of the former laboratories; save for the liability to pay the invoice from Leamore Contracts Limited to the Seller dated 31 May 2003 (invoice number 10419) which liability shall remain with the Seller unless otherwise assumed by the Purchaser pursuant to any agreement entered into after this Agreement.

6.4 The Buyer shall on behalf of the Seller on the day after the Completion Date undertake the closing out of all the foreign exchange and metal hedging contracts which relate to transactions delivered prior to the Transfer Date and the metal hedging contract in place in respect of the Stock. The Seller shall pay any balance due and/or receive payment due

       (as the case may be) from both the foreign exchange brokers and the metal brokers in respect any balance on those brokers' accounts.

6.5 The Seller and the Buyer shall, within 14 days after the Buyer receives a notice in writing from the Seller notifying the Buyer of its intention to grant a lease or leases to a third party or parties of all or any part of the land registered at HM Land Registry with title number WM402744 excluding those parts demised to the Buyer pursuant to the two leases of even date herewith between the Seller and the Buyer, enter into an agreement (which shall be conditional upon the Seller and such third party or parties entering into such lease or leases not later than 28 days after the Buyer receives such notice in writing from the Seller) for the provision, regulation, payment and use of shared services within the property registered at HM Land Registry with title number WM402744 (the "Landlord's Land") between the Seller (as landlord) the Buyer (as tenant) and such third party or parties (as tenant or tenants). Such agreement shall be on such terms as the Seller shall reasonably require provided that such agreement shall be substantially in the same form as the Supply Agreement with such necessary and reasonable amendments as are required to make such agreement a tripartite agreement and provide a mechanism for the landlord to ensure that access to utility supplies are maintained to the Landlord's Land at all times but such agreement shall not impose any different or greater obligations on the Buyer than those contained in the Supply Agreement and nor shall it in any way create for the Buyer any financial exposure except on terms agreed to by the Buyer.

7      EMPLOYMENT  AND  PENSIONS

7.1 The parties acknowledge that, pursuant to the Regulations, the contracts of employment between the Seller and the Employees together with any collective agreements (except in so far as those contracts and any such agreements relate to any occupational pension scheme and the provisions of which are excluded from transfer pursuant to the Regulations) shall have effect after the Completion Date as if originally made between the Buyer and the Employees (or between the Buyer and the relevant trade union, as the case may be).

7.2 The Seller shall be responsible for all Employment Liabilities and all emoluments and outgoings in respect of the Employees (including all wages, bonuses, commissions, accrued holiday entitlement, accrued
       overtime,   PAYE,   National   Insurance   contributions   and   pension
       contributions but excluding any Employment Liabilities mentioned in paragraph (d) of the definition thereof resulting from any action of any member of the

       Management Team prior to the Completion Date) in respect of the period up to and including the Transfer Date and shall indemnify the Buyer in respect of the same. The Buyer shall assume responsibility for all emoluments and outgoings in relation to the Employees (including all wages, bonuses, commissions, holiday entitlement, PAYE, national insurance contributions and pension contributions) in respect of the period from (but not including) the Transfer Date and shall indemnify the Seller in respect of all such emoluments and outgoings.

7.3 Subject to clauses 7.4 and 7.6 the Seller shall be liable for and shall indemnify the Buyer in respect of any Employment Liabilities which may be incurred by the Buyer as a result of:

7.3.1 anything which arises wholly or mainly from acts or omissions of the Seller up to and including the Transfer Date in relation to the Employees but excluding any Employment Liabilities mentioned in paragraph (d) of the definition thereof resulting from any action of any member of the Management Team prior to the Transfer Date; and

7.3.2 any persons other than any Employee being an employee of the Seller whose employment transfers to the Buyer pursuant to or by virtue of the Regulations as a result of the parties entering into this Agreement save insofar as any such liability arises as a result of any breach by the Buyer of its obligations to provide facilities to the Seller for the purposes of consultation pursuant to Regulation 10(2) of the Regulations.

7.4 The Buyer shall indemnify the Seller against any Employment Liabilities which arise before the Transfer Date wholly or mainly from any act or omission of the Buyer or after the Transfer Date including claims arising from any alleged or anticipated substantial change in any Employee's working conditions or terms and conditions of employment (including his vested or proposed pension rights) being made or anticipated to be made to his detriment on or after the Completion Date and any liability to the extent arising as a result of any breach by the Buyer of its obligations to provide information to the Seller for the purposes of notification and consultation pursuant to regulation 10(e) of the Regulations.

7.5 If as a result of the transactions contemplated by this Agreement any contract of employment of any person other than the Employees has effect as if originally made between the Buyer and that person as a result of the Regulations then:

7.5.1 either party shall, upon becoming aware of that effect, notify the other immediately (or if not reasonably practicable to do so then as soon as reasonably practicable thereafter) of that effect;

7.5.2 the Buyer shall give the Seller the opportunity to offer suitable alternative employment to that person and that person the opportunity to accept that offer where the period of that opportunity shall be not less than 21 days from either the date on which the Buyer is notified by the Seller of that effect or the date on which the Seller receives from the Buyer notification of that effect (as the case may be);

7.5.3 the Buyer shall promptly give the Seller, subject to clause 1.5, all reasonable co-operation and assistance to procure that the relevant person accepts that offer of employment;

7.5.4 on the expiry of the period specified in clause 7.5.2 and provided that the relevant person has not accepted the offer of employment, the Buyer may terminate the employment of that person forthwith; and

7.5.5 subject to the Buyer having given the Seller and the relevant person the opportunity to offer and accept employment pursuant to clause 7.5.2, the Seller shall indemnify the Buyer against all Employment Liabilities incurred by the Buyer in connection with the employment by the Buyer of that person and that termination.

7.6    As soon as  practicable  following  execution  of  this  Agreement;

7.6.1 the Seller shall deliver to each of the Employees letters in the form set out in part 2 of Schedule 10; and

7.6.2 the Buyer shall deliver to each of the Employees in the same envelopes a letter in the form set out in part 3 of Schedule 10.

7.7 The letters to be delivered under Clause 7.6 shall be despatched by first-class post to the Employees.

8      COMPLETION

8.1 Completion shall take place at the offices of the Buyer's Solicitors (or such other place as the parties may agree) immediately following execution of this Agreement when all (but not part only unless the parties shall so agree) of the business specified in schedule 1 shall be transacted.

8.2    Following compliance with  the provisions of schedule 1, the Buyer shall:

8.2.1 pay an amount equal to the aggregate of the Purchase Price, the Provisional Stock Price, the CCSS Sum and the Mazak Slovakia Sum and any amounts due from the Buyer under the Leases by electronic funds transfer to the Seller's Solicitors Account; and

8.2.2  issue  the  Loan  Notes  to  the  Seller.

8.3 If any Settled Buyer Claim or Settled Seller Claim is not paid by the Seller or the Buyer, as the case may be, within 14 days of it becoming due the Buyer or the Seller, as the case may be, will, at its option, be entitled to set off the amount of that Settled Claim against any amount due or payable by the Buyer under this Agreement or (in the case of the Buyer) the Loan Notes. If any Buyer Claims notified to the Seller on or before the first anniversary of the Completion Date have not become Settled Claims by 30 July 2004 (the "Settlement Date") then:

8.3.1 if the total amount of such Buyer Claims (the "Claim Amount") is less than the amount remaining payable under the Loan Notes (the "Loan Note Amount") on the Settlement Date, the Buyer shall on the Settlement
       Date:

      (a) pay an amount equal to the Claim Amount into the Escrow Account and the Buyer and Seller shall execute, and procure execution by the Escrow Account Holder of, the Escrow Letter in respect thereof; and

      (b) pay an amount equal to the difference between the Loan Note Amount and the Claim Amount,

       in  each  case  by  way  of  partial  repayment  of  the  Loan  Notes;

8.3.2  if  the  Claim  Amount  exceeds  the  Loan  Note  Amount:

      (a) the Buyer shall on the Settlement Date pay an amount equal to the Loan Note Amount into the Escrow Account; and

      (b) the Buyer and Seller shall on the Settlement Date execute, and procure execution by the Escrow Account Holder of, the Escrow Letter in respect thereof;

       and the Loan Notes shall be deemed to have been discharged on such date;

8.3.3 the Buyer and Seller shall forthwith upon any Buyer Claim becoming a Settled Claim give instructions to the Escrow Account Holder to release from the Escrow Account such part of the Escrow Amount as equals the Claim Amount relating to that Buyer Claim to the Buyer and/or the Seller as the case may be in accordance with the Settled Buyer Claim (together with interest accrued on the Escrow Account in respect of the amounts so released);

8.3.4 provided the Buyer or the Seller (the "NON-DEFAULTING PARTY") and the Escrow Account holder shall have entered into the Escrow Letter at the time that any payment is made into the Escrow Account under this clause, any failure on the part of the other party to execute the same shall not prejudice the rights of the non-defaulting party under this clause.

9      VALUE  ADDED  TAX  AND  CAPITAL  ALLOWANCES

9.1 All amounts stated in this Agreement to be payable by any party to it are stated exclusive of any VAT which may be chargeable on those amounts and the amount of any VAT shall be payable in addition to those amounts.

9.2 The parties each consider that article 5 of the Value Added Tax (Special Provisions) Order 1995 ("ARTICLE 5") applies to the purchase of the Businesses and the Assets by the Buyer so that the purchase is treated as a transfer of a business (or part of a business) as a going concern and is treated neither as a supply of goods nor a supply of services.

9.3 The Seller shall not charge any VAT to the Buyer in respect of the sale and purchase of the Businesses and the Assets unless Customs shall first have provided a written ruling to the effect that the Seller is obliged to charge VAT to the Buyer in respect of the sale and purchase under this Agreement. If Customs issues such a ruling, then:

9.3.1  the  Seller  shall  promptly  provide a copy of that ruling to the Buyer;

9.3.2 (in accordance with the ruling received) the Seller shall charge VAT on the whole or (as the case may be) part of the Consideration and issue to the Buyer a VAT invoice for that VAT addressed to the Buyer; and

9.3.3 (subject to prior receipt of that ruling and that VAT invoice) the Buyer shall pay to the Seller the VAT shown in that VAT invoice on the date which is the later of five business days after receipt of that invoice and two business days before the last date on which the Seller is able to account for that VAT to Customs.

9.4 For the avoidance of doubt, any penalty or interest incurred by the Seller for late payment of VAT by reason of it having been assumed that the sale of the Businesses and the Assets to the Buyer fell within
       Article 5 shall  be  borne  by  the  Buyer.

9.5    The  Seller  undertakes  that  it  shall:

9.5.1 immediately after execution of this Agreement apply to Customs pursuant to section 49(1)(b) VATA 1994 for a direction that the VAT Records shall be retained by the Seller and shall provide a copy of that application to the Buyer; and

9.5.2 on receipt of the direction from Customs, copy that direction to the Buyer;

       provided that if Customs shall refuse to issue such a direction within 30 days after Completion then, on demand by the Buyer, the Seller shall deliver the VAT Records to the Buyer.

9.6 Whichever of the Buyer or the Seller shall have custody of the VAT Records undertakes to the other to preserve the VAT Records safe and secure, in its possession or under its control, for such period as may be required by law and, during that period, to permit the other party and/or its agents, accountants and other professional advisers at all reasonable times to inspect the VAT Records and (subject to clause 1.5) to take copies of them.

9.7 The Seller shall not, and shall procure that each of its relevant associates (within the meaning of paragraph 3(7) of schedule 10 VATA
       1994) shall not, on or after the date of this Agreement make any election pursuant to paragraph 2 of schedule 10 VATA 1994 in respect of any of the Assets.

9.8 No application shall be made to transfer the Seller's VAT registration to the Buyer.

10     POST-COMPLETION  MATTERS  AND  FURTHER  ASSURANCES

10.1 Immediately following Completion the Seller shall wholly discontinue carrying on the Businesses (whether as principal, agent or otherwise), to the intent that the Buyer may carry on and continue the Businesses as a going concern in succession to the Seller.

10.2 On receiving any notice, correspondence, information, enquiries or orders in relation to the Businesses, the Employees and/or the Assets in respect of the period after the Transfer Date, or any payments due to the Buyer on account of the Businesses, the Assets and/or the Employees in respect of the period after the Transfer Date, the Seller shall pass them to the Buyer within 3 Business Days of the Seller becoming aware of receipt of any such payment in the case of all payments (and pending payment over to the Buyer shall hold the same in trust for the Buyer) and otherwise as soon as practicable.

10.3   Following  Completion,  the  Seller  shall:

10.3.1 arrange for all stationery, bills, invoices and other publications or advertising of any kind to be reprinted or repainted or altered by no later than the first anniversary of the Completion Date so as to remove all references therein to any Business Name or any name incorporating a Business Name or any colourable or phonetic imitation thereof in any manner, combination or form; and

10.3.2 procure at the joint cost of the Buyer and the Seller that as soon as practicable following Completion, but in any case within one month thereof and until the first anniversary thereof, the website "www.tridentalloys.co.uk" requires all persons interested in the Businesses to click through to new websites designated by the Buyer and all persons interested in the Remaining Business Unit to click through to a website named "www.impalloys.co.uk" and thereafter cease to use such website.

10.4 For the period of twelve months after the Completion Date, and subject to clause 1.5, the Seller shall (to the extent that such information is not supplied to the Buyer at or before Completion) make available to the Buyer and its professional advisers all information relating to the Businesses and the Assets (including, but not limited to, information regarding the Employees, the customers, suppliers, distributors, agents, creditors and debtors of the Businesses and its contracts and engagements) which is in or under the possession, power or control of the Seller and which the Buyer may reasonably require.

10.5 For the period of three years from the Completion Date, the Buyer shall maintain and make available at reasonable times the Business Records which are delivered to the Buyer under this Agreement for inspection and copying (subject to clause 1.5) by representatives of the Seller and their professional advisers subject to the provision of such undertakings as to confidentiality as the Buyer may reasonably require.

10.6 The Seller shall, subject to clause 1.5, execute or, so far as it is able, procure that any relevant third party shall execute all such documents and/or do or, so far as it is able, procure the doing of such acts and things as the Buyer shall after Completion reasonably require in order to give effect to this Agreement and any documents entered into under it and to give to the Buyer the benefit of all the provisions of this Agreement.

10.7 Without prejudice to clause 23.1 the Seller shall, subject to clause 1.5 and to the extent reasonably required by the Buyer, exercise and enforce all such rights and make such claims the benefit of which is comprised within the Third Party Rights and shall institute all such proceedings as are reasonably necessary for that purpose and further shall, as and when any sums or proceeds are received by the Seller in respect of those rights or claims, promptly pay over those sums or proceeds to the Buyer.

10.8 Subject to compliance by the Seller with the provisions of Clause 10.9, in the event of any circumstances arising whereby any loss or damage suffered by the Seller as a consequence of the sale or supply of any defective product solely in connection with the Businesses prior to the Transfer Date is covered by any Insurance Policy (an "Insured Loss"), the Seller shall claim under such Insurance Policy in respect of such Insured Loss, provided that the Buyer shall assume the following liabilities and fully indemnify and keep the Seller fully indemnified against:

       (a) any excess payable by the Seller in respect of such Insured Loss under the relevant Insurance Policy;

       (b) any part of the Insured Loss which is in excess of the applicable policy limits under the relevant Insurance Policy as at the Completion Date; and

       (c) any amount which falls below the excess referred to in (a) above.

10.9 If the Seller becomes aware of any third party claim, potential claim, matter or event (a "Third Party Claim") which might reasonably be expected to lead to an Insured Loss, then (subject to the Seller being fully indemnified by the Buyer against all reasonable out-of-pocket costs and expenses incurred by the Seller) the Seller:

      (i) shall procure that notice thereof is given to the Buyer within 10 days of the Seller becoming aware of such third party claim;

      (ii)  shall  not  and  its  insurers  shall  not  make  any  admission  of liability, agreement or compromise with any person, body or authority in relation to such third party claim without the prior agreement of the Buyer (not to be unreasonably withheld or delayed);

      (iii) shall take such action as the Buyer may reasonably request in writing to avoid, dispute, resist, appeal, compromise or defend such third party claim or any adjudication in respect thereof; and

      (iv) if so required by the Buyer in writing, shall ensure that the Buyer is placed in a position to take on or take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the third party claim in question (including, but not limited to, with regard to the relevant insurer) and provide such information and assistance as the Buyer may reasonably require in connection with the preparation for and conduct of such proceedings and/or negotiations, provided that the rights of the Buyer shall, in the case of any settlement by the Seller's insurers in respect of a third party claim to which the Buyer has consented, be subject to the subrogation rights of the Seller's insurers or any other rights which the Seller's insurers may want to exercise in respect of conduct of such third party claim.

11     WARRANTIES

11.1   The Seller warrants  to  the  Buyer  in  the terms set out in Schedule 3.

11.2 Any statement in schedule 3 which is qualified as being made "so far as the Seller is aware" or "to the best of the knowledge, information and belief of the Seller" or any similar expression has been so qualified after all reasonable enquiry has been made by the Seller of its directors (Peter Bridge and Nick Bacon), Nicola Clark, Ian Forest and Tara

       Warner (but no other person) to ascertain whether the Warranty concerned is correct and not misleading.

11.3 Each Warranty is given subject to matters fairly disclosed in the Disclosure Letter.

11.4 All matters or facts relating to the Businesses that are within the knowledge of any member of the Management Team as at Completion are deemed to be disclosed against the Warranties and, accordingly, no such matter or fact will constitute a ground on which the Buyer may bring a warranty claim against the Seller (save as aforesaid).

11.5   Each  of  the  paragraphs  in  schedule  3:

11.5.1 shall  be  construed  as  a  separate  and  independent  warranty;  and

11.5.2 except as expressly otherwise provided in this Agreement, shall not be limited by reference to any other paragraph in schedule 3;

       and subject to the provisions of Schedule 4, the Buyer shall have a separate claim and right of action in respect of every Relevant Breach.

11.6 Subject to Clauses 11.7 and 11.8 the rights and remedies conferred on the the Buyer under this Agreement are cumulative and are additional to, and not exclusive of, rights or remedies provided by law or otherwise available at any time to the Buyer in respect of any Relevant Breach (including the right to damages for any loss or additional loss suffered by the Buyer).

11.7 No party shall be able to rescind this Agreement and each party hereby waives any right it may have to rescind the Agreement.

11.8 All claims by the Buyer for damages or compensation in respect of any Relevant Breach shall be subject to the provisions for the protection of the Seller in Schedule 4.

11.9 The Warranties shall not in any respect be extinguished or affected by Completion.

11.10 The Seller agrees with the Buyer that save in the case of any information or opinion which is given fraudulently or dishonestly:

11.10.1 the giving by any of the Employees (including the Management Team) to the Seller or its advisers of any information or opinion in connection with the

         Warranties or the Disclosure Letter or otherwise in relation to the Businesses or in connection with the negotiation and preparation of this Agreement or the Disclosure Letter shall not be deemed a representation, warranty or guarantee to the Seller of the accuracy of any such information or opinion;

11.10.2 the Seller waives any right or claim which the Seller may have (whether against any of the Employees, the Management Team or the Buyer) for inaccuracy, error or omission or misrepresentation in any such information or opinion; and

11.10.3 that any such right or claim shall not constitute a defence to any claim by the Buyer under or in relation to the Agreed Documents (including the Warranties).

12     RESTRICTIVE  COVENANTS

12.1 In order to protect the value of the Goodwill and the Business Information, the Seller undertakes with the Buyer that without the prior consent in writing of the Buyer it shall not directly or indirectly, whether itself or by its employees or agents and whether on its own behalf or on behalf of any other person, firm or company, or through any of its subsidiaries or otherwise, for the period of two years from the Completion Date:

12.1.1 carry on, be employed or otherwise engaged, concerned or interested in any capacity (whether or not for reward) in, provide any technical, commercial or professional advice to, or in any way assist any business which is or is about to be involved in the manufacture, production, distribution or sale of the Restricted Products or any of them or the supply of the Restricted Services or any of them in:

       12.1.1.1   the  Primary  Prohibited  Area;  or

       12.1.1.2   the  Secondary  Prohibited  Area;  or

       12.1.1.3   the  Other  Prohibited  Area;

       in each case in competition with the Businesses as carried on in the relevant period by the Buyer or its successors;

12.1.2 in relation to the Restricted Products or any of them or the Restricted Services or any of them, solicit or canvass, accept orders from or otherwise deal or do business with any person who:

       12.1.2.1 was a customer of the Seller in connection with the Businesses at any time during the twenty-four months prior to the Completion Date; or

       12.1.2.2 at the Completion Date was in the process of negotiating or contemplating doing business with the Seller in connection with the Businesses;

12.1.3 solicit or entice away or endeavour to solicit or entice away from the Buyer any director, manager or other senior employee or consultant employed or otherwise engaged in connection with the Businesses on the Completion Date, whether or not that person would commit any breach of any employment contract by leaving the employment of the Buyer following Completion; or

12.1.4 (subject to clause 12.4) employ or otherwise engage any person who at the Completion Date or during the immediately preceding twelve months was employed or otherwise engaged in connection with the Businesses and who as a result is or is reasonably likely to be in possession of any of the Business Information; or

12.1.5 be employed or engaged in any company, firm or business which as regards any goods or services is a supplier to or a customer of the Businesses.

12.2 The Seller undertakes with the Buyer that it shall not at any time after Completion directly or indirectly, whether itself or by its employees or agents and whether on its own behalf or on behalf of any other person, firm or company or through any of its subsidiaries or otherwise (save, in the case of clauses 12.2.1 to 12.2.3, as permitted by clause 10.3.1):

12.2.1 engage in any trade or business or be associated with any person firm or company engaged in any trade or business using the Business Names or any name incorporating words incorporated in the Business Names or any confusingly similar name or names;

12.2.2 use any Business Names (or any name likely to cause confusion with it or which is phonetically similar to it) as its registered corporate name;

12.2.3 in the course of carrying on any trade or business, claim, represent or otherwise indicate any ongoing association with the Businesses or, for the purpose of obtaining  or retaining  any  business or  custom,  claim,  represent  or
       otherwise  indicate  any   past   association   with   the Businesses;

12.2.4 interfere or seek to interfere with, or with the continuance of, the of goods or services to or by the Businesses as carried on in the relevant period by the Buyer or its successors (or the terms of any such supply); or

12.2.5 (subject to clause 12.4) without the consent of the Buyer use, whether on its own behalf or on behalf of any third party, or disclose to any third party, any of the Business Information.

12.3 Subject to clause 12.4, the Seller undertakes with the Buyer that, if it shall have obtained any of the Business Information from any third party under an agreement including any restriction on disclosure known to it, it shall not at any time without the prior written consent of the Buyer infringe that restriction.

12.4   The  restrictions  in  clauses  12.1(d) 12.2(e) and 12.3 shall not apply:

12.4.1 in respect of any of the Business Information which is in or becomes part of the public domain, other than through a breach by the Seller of the obligations of confidentiality set out in this Agreement; or

12.4.2 to  the  extent  that   the  Seller  is  required  to  disclose  Business
       Information by any Official Requirement (including the regulations of any Relevant Authority to which it is subject).

12.5 The Seller agrees with the Buyer that the restrictive covenants in clauses 12.1 to 12.3 inclusive (on which the Seller confirms that it has received independent legal advice):

12.5.1 shall be considered separate from one another, separate in relation to each Business and separate in relation to each Restricted Product and each Restricted Service;

12.5.2 are reasonable and necessary for the protection of the value of the Businesses and the Assets and the legitimate interests of the Buyer and that, having regard to that fact, those covenants do not work harshly on it; and

12.5.3 are given to induce the Buyer to enter into this Agreement and in consideration of it doing so.

12.6 While the restrictions set out in clauses 12.1 to 12.3 are considered by the parties to be reasonable in all the circumstances it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all circumstances for the protection of the legitimate interests of the Buyer but would be adjudged reasonable if any particular restriction were deleted or if any part of the wording thereof were deleted, restricted or limited in any particular manner then the parties further agree that the restrictions set out in clauses 12.1 to 12.3 shall apply with such deletions, restrictions or limitation as the case may be.

13     APPORTIONMENTS

13.1 All outgoings (including but not limited to prepayments) relating to or payable in respect of the Businesses, the Property or any of the other Assets up to and including the Transfer Date shall be borne by the Seller and as from (but not including) the Transfer Date shall be borne by the Buyer. All payments receivable in respect of the Businesses, the Property or any of the other Assets up to and including the Transfer Date shall belong to and be payable to the Seller and as from the Transfer Date shall belong to and be payable to the Buyer. Those outgoings and payments receivable shall, if necessary, be apportioned
       (and, in the case of payments receivable, be held on trust pending payment over) accordingly.

13.2 The outgoings to be apportioned under clause 13.1 shall include all amounts payable in respect of PAYE and National Insurance contributions (of whatever class, including both employee's and employer's contributions) which, as at Completion, have accrued in respect of the Employees and any other person whose employment transfers to the Buyer pursuant to or by virtue of this Agreement and the Regulations (but without prejudice to the provisions of clause 7).

13.3 A draft schedule of the apportionments made under this clause 13 shall be provided by the Buyer to the Seller not later than 45 days after the Completion Date and the Seller shall provide to the Buyer such information and assistance as the Buyer may reasonably require for the purpose of the schedule of apportionments. The Buyer shall then have a further 15 days to review such draft schedule and the parties shall use their reasonable endeavours to agree the provisions of that draft schedule within such period or failing agreement within that period, any matter not agreed shall be referred for expert determination in accordance with clause 14.

13.4   Payment  of  any  amount  apportioned  under  clause 13.3  shall  be made
       within  10  Business   Days  after  its  agreement  or  determination  in
       accordance with the  provisions  of  clause  13.3.

14     EXPERT  DETERMINATION

14.1 Any matter to be referred for expert determination in accordance with this clause shall be referred to an independent accountant or firm of accountants (the "Independent Accountant") appointed by agreement between the Seller and the Buyer or, in default of agreement within 10 Business Days of nomination by the Seller to the Buyer or vice versa, appointed for the purpose by the President for the time being of the Institute of Chartered Accountants in England and Wales (or any person for the time being fulfilling the function of that officer or body) on the application of either of them and for this purpose:

14.1.1 the Independent Accountant shall be instructed to notify the Seller and the Buyer of its determination of any such matter within 20 Business Days of that referral;

14.1.2 the Seller and the Buyer shall be entitled to make written submissions to the Independent Accountant but, subject to those rights, the Independent Accountant shall have power to determine the procedure to be followed in relation to the determination of any matter;

14.1.3 in making any such submissions the Seller and the Buyer shall state their
       respective   best   estimates   of  any  monetary  amounts  referred  for
       determination;

14.1.4 the Seller and the Buyer shall provide the Independent Accountant with access at all reasonable times to all relevant personnel, information and records for the purpose of determining the matter in question (other than any information documents and records which are created after the date of this Agreement on a without prejudice basis and aimed at resolving the matter in dispute);

14.1.5 in making any determination the Independent Accountant shall act as an expert and not as an arbitrator and his decision as to any matter referred to him for determination shall in the absence of manifest error be final and binding in all respects on the parties and shall not be subject to question on any ground whatsoever; and

14.1.6 the fees and expenses of the Independent Accountant shall be borne and paid as the Independent Accountant shall direct (or in the absence of any such direction, as to half by the Seller and as to half by the Buyer).

15     ANNOUNCEMENTS  AND  CONFIDENTIALITY

15.1 Except as required by any Official Requirement or by any other Relevant Authority, all announcements and circulars by, for or on behalf of either party and relating to this Agreement shall be in a form approved in writing by the Buyer and the Seller in advance of issue (which approval shall not be unreasonably withheld or delayed).

15.2 Each party shall (without limitation in time, but subject to clause 15.3) keep and procure to be kept secret and confidential all Confidential
       Information belonging to the other party disclosed or obtained as a result of, the discussions and negotiations leading to the execution of, or the performance of, this Agreement and shall neither use nor disclose any such Confidential Information except for the purposes of the proper performance of this Agreement or with the prior written consent of the other party. Where disclosure is made to any employee, consultant, adviser or agent, it shall be made subject to obligations equivalent to those set out in this Agreement. Each party shall use its best endeavours to procure that any such employee, consultant, adviser or agent complies with all those obligations. Each party shall be responsible to the other party in respect of any disclosure or use of any of the other party's Confidential Information by a person to whom disclosure is made. In this clause 15.2, disclosure includes disclosure in writing or by any other means.

15.3 The obligations of confidentiality in this clause 15 shall not extend to a party in respect of any matter which that party can show:

15.3.1 is in, or has become part of, the public domain other than as a result of a breach of the obligations of confidentiality under this Agreement;

15.3.2 was in its written records prior to the date of this Agreement and not subject to any obligations as to confidentiality;

15.3.3 was independently disclosed to it by a third party entitled to disclose it; or

15.3.4 is required to be disclosed under any Official Requirement or by any Relevant Authority.

16     PRESERVATION  OF  RIGHTS

16.1 Subject to clause 16.2 and the provisions of Schedule 4, neither the single or partial exercise, nor the temporary or partial waiver by the Buyer of any right, nor the failure by the Buyer to exercise in whole or in part any right or to insist on the strict performance of any provision of this Agreement, nor the discontinuance, abandonment or adverse determination of any proceedings taken by the Buyer to enforce any right or any such provision, shall (except for the period or to the extent covered by any such temporary or partial waiver) operate as a waiver of, or preclude any exercise or enforcement or (as the case may be) further or other exercise or enforcement by the Buyer of, that or any other right or provision.

16.2   All  references  in  clause  16.1  to:

16.2.1 any right shall include any power, right or remedy conferred by this Agreement on, or provided by law or otherwise available to, the Buyer; and

16.2.2 any  failure  to  do  something  shall include any delay in doing it.

16.3 The giving by the Buyer of any consent to any act which by the terms of this Agreement requires that consent shall not prejudice the right of the Buyer to withhold or give consent to the doing of any other similar act.

16.4 All of the provisions of this Agreement shall, so far as they are capable of being performed or observed, continue to be effective notwithstanding Completion except in respect of those matters then already performed and Completion shall not constitute a waiver of any of the Buyer's rights in relation to this Agreement.

16.5 In its sole and absolute discretion, any party may waive in writing (in whole or in part) any provision of, or any of its rights under, this Agreement or any related document, and may do so unconditionally or subject to any terms which it thinks fit.

17    NOTICES

17.1 Except as otherwise provided in this Agreement, every notice under this Agreement shall be in writing and shall be deemed to be duly given if it (or the envelope containing it) identifies the intended recipient as the addressee and:

17.1.1 it is delivered by being handed personally to the addressee (or, where the addressee is a corporation, any one of its directors or its secretary);

17.1.2 it is delivered by being left in a letter box or other appropriate place for the receipt of letters at the addressee's authorised address (as defined below); or

17.1.3 the envelope containing the notice is properly addressed to the addressee at the addressee's authorised address and duly posted by the recorded delivery service (or by international recorded post if overseas) or the notice is duly transmitted to that address by facsimile transmission;

       and, in proving the giving or service of any such notice, it shall be conclusive evidence to prove that the notice was duly given within the meaning of this clause 17.1.

17.2 A notice sent by post (or the envelope containing it) shall not be deemed to be duly posted for the purposes of clause 17.1(c) unless it is put into the post properly stamped or with all postal or other charges in respect of it otherwise prepaid.

17.3 For the purposes of this clause 17 the authorised address of the Seller shall be its address as set out in this Agreement or such other address as it shall notify to the Buyer for this purpose or (in the case of notices transmitted by facsimile transmission) the facsimile number of the Seller at that address and the authorised address of the Buyer shall be the address of its registered office for the time being or (in the case of notices transmitted by facsimile transmission) its facsimile number at that address.

17.4 Any notice duly given within the meaning of clause 17.1 shall be deemed to have been both given and received:

17.4.1 if it is delivered in accordance with clauses 17.1(a) or 17.1(b), on that delivery;

17.4.2 if it is duly posted or transmitted in accordance with clause 17.1(c) by any of the methods specified in that clause, on the second (or, when sent by airmail, fifth) business day after the day of posting or (in the case of a notice transmitted by facsimile transmission) on receipt by the sender of a transmission report showing the successful transmission of the whole of the relevant notice or (if that transmission is not made during normal working hours on a business day) at 9.00 a.m. local time on the next business day.

17.5 For the purposes of this clause 17 "notice" shall include any request, demand, instruction, communication or other document.

18    TIME

18.1 Time shall be of the essence of this Agreement as regards any time, date or period whether as originally fixed or as altered in accordance with this Agreement.

18.2 If any party defaults in the payment when due of any sum payable under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise) its liability shall be increased to include interest on such sum from the date when such payment is due up to and including the date of actual payment (after as well as before judgment) at an annual rate of 3 per cent above the base rate from time to time of Lloyds
      TSB Bank plc.  Such interest  shall  accrue  from  day  to  day.

19    ENTIRE  AGREEMENT

19.1 The Agreed Documents constitute the entire agreement between the parties in relation to the sale and purchase of the Businesses and the Assets and other matters covered by them and supersede any previous agreement between the parties in relation to those matters, which shall cease to have any further effect. It is agreed that:

19.1.1 no party has entered into any Agreed Document in reliance on, and each party irrevocably waives any claims in relation to, any statement, representation, warranty or undertaking which is not expressly set out in the Agreed Documents;

19.1.2 in the absence of fraud, no party shall have any remedy in respect of any untrue statement made, to it or its representatives or agents, prior to this Agreement being entered into and on which it or they relied other than representations, warranties or undertakings set out in the Agreed Documents and that party's only remedy in respect of representations, warranties and undertakings set out in the Agreed Documents shall be for breach of contract; and

19.1.3 this clause shall not exclude any remedy or liability for fraudulent concealment or fraudulent misrepresentation.

20    ALTERATIONS

20.1 No purported alteration of this Agreement or waiver connected with this Agreement shall be effective unless:

20.1.1 in the case of an alteration, it is in writing, refers specifically to this Agreement and is duly executed by each party to this Agreement; and

20.1.2 in the case of a waiver, it is set out in writing signed by or on behalf of the party granting the waiver.

21    SEVERABILITY

21.1 Each provision of this Agreement is severable and distinct from the others. The parties intend that each of those provisions shall be and remain valid and enforceable to the fullest extent permitted by law. If any such provision is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue to be effective and their validity, legality and enforceability shall not be affected or impaired as a result, subject to the operation of this clause not negating the commercial intent and purpose of the parties under this Agreement.

21.2 If any provision of this Agreement is illegal or unenforceable because any period or area specified in it exceeds that permitted by a Relevant Authority, that provision shall take effect with the minimum modification necessary to make it valid, effective and acceptable to that Relevant Authority subject to that modification not negating the commercial intent of the parties under this Agreement.

22    COUNTERPARTS

22.1 This Agreement may be entered into in the form of two or more counterparts each executed by one or more of the parties but, taken together, executed by all of them and, provided that each party duly executes such a counterpart, each of the executed counterparts, when duly exchanged or delivered, shall be deemed to be an original, but, taken together, they shall constitute one instrument.

23    PAYMENT  OF  COSTS

23.1 Each party shall (except to the extent, if any, expressly provided otherwise in this Agreement) be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation and completion of each of the Agreed Documents and all other relevant documents.

24    SUCCESSORS  AND  ASSIGNS

24.1 This Agreement shall be binding on and shall enure for the benefit of the successors in title of each party.

24.2 None of the parties (nor any other person entitled to enforce rights under this Agreement) may assign, novate, transfer, charge or otherwise deal with the benefit of any rights under this Agreement save that the Buyer may assign the whole or any part of any of its rights in or under this Agreement by way of security to any lender or other financier to or of the Buyer or any of its related companies, which assignee shall have the benefit of such rights under the Contracts Act. Each of the Employees shall have the benefit of clause 11.10 under the Contracts Act.

24.3  Except  as  provided  in  clause  24.2  :

24.3.1  the  Contracts  Act  shall  not  apply  to  this  Agreement;  and

24.3.2 no person (including any employee, officer, agent, representative or sub-contractor of a party) other than a party to this Agreement shall have the right (whether under the Contracts Act or otherwise) to enforce any term of this Agreement which expressly or by implication confers a benefit on that person without the express prior agreement in writing of the parties, which agreement must refer expressly to this clause 24.3.

24.4 No consent shall be required from any person having rights under this Agreement by virtue only of the Contracts Act to any amendment, variation, waiver or settlement of this Agreement or any right or claim arising from or under it which (in each case) has been agreed by any party to it.

25    APPLICABLE  LAW  AND  SUBMISSION  TO  JURISDICTION

25.1 This Agreement and any dispute or claim arising out of or in connection with it shall be governed by and construed in accordance with English law.

25.2 All disputes or claims arising out of or relating to this Agreement shall be subject to the exclusive jurisdiction of the English Courts, to which the parties irrevocably submit.

IN WITNESS of the above the parties have executed this Agreement as a deed on the date written at the head of this Agreement.

                                   SCHEDULE 1
                                   ----------
                             Completion Obligations
                             ----------------------

1     SELLER'S  OBLIGATIONS
      ---------------------
1.1 On Completion in accordance with clause 8 the Seller shall (to the extent not previously delivered or provided):

      (a) deliver to the Buyer or make available for collection by the Buyer or its authorised representatives at the Property or the Licensed Premises (or any premises of any customer, supplier or sub-contractor of any of the Businesses) all of the Assets title to which is transferable by delivery;

      (b) deliver into the possession of the Buyer (or as the Buyer shall direct):

           (i) if requested by the Buyer prior to Completion duly executed assignments in the Agreed Form in respect of the Intellectual Property together with all relevant documents of title and (where registration in respect of any Intellectual Property has been applied for but has not been obtained at the Transfer
                 Date)  copies  of  the  relevant  applications;

           (ii) if requested by the Buyer prior to Completion duly executed assignments, transfers or other assurances (each in the Agreed
                 Form) of those of the Assets title to which is not transferable by delivery;

           (iii) or make available for collection at the Property the registration documents in respect of any and all Vehicles comprised in the Moveable Equipment duly signed on behalf of the Seller in favour of the Buyer together with all keys of those vehicles (except any held by an Employee who is entitled to hold them);

           (iv) releases in the Agreed Form of the following Security Interests to which any of the Assets are subject (other than floating charges) duly executed by those entitled to the benefit of those Security Interests:


Description                  Person Entitled
---------------------------------------------------------------
Debenture 15/3/1997          Lloyds TSB Bank plc
---------------------------------------------------------------
Debenture 15/3/1997          TSB Commercial Finance Limited
---------------------------------------------------------------
Debenture 15/3/1997          Lloyds Development Capital Limited
---------------------------------------------------------------
Letter of Set Off 15/3/1992  Lloyds TSB Bank Plc
---------------------------------------------------------------


           (v)   a  certificate  in  the Agreed Form dated as at the  Completion
                 Date from each of the following holders of a floating charge over assets of the Seller confirming that those floating charges have not crystallised at that time, accompanied by an acknowledgement from each such holder that it consents to the sale of the Businesses and the Assets free of those charges and of any other charge which by virtue of those charges might otherwise attach to them in consequence of that sale:



Description          Person Entitled
-------------------------------------------------------
Debenture 15/3/1997  Lloyds TSB Bank plc
-------------------------------------------------------
Debenture 15/3/1997  TSB Commercial Finance Limited
-------------------------------------------------------
Debenture 15/3/1997  Lloyds Development Capital Limited
-------------------------------------------------------


          (vi) or make available for collection at the Property, the PAYE and NIC Records (duly completed and up to date) and all of the other Business Records;

          (vii) the duly executed joint application of the Seller and the Buyer to transfer the IPPC Licence;

          (viii)a table in the Agreed Form showing the amounts of overtime, accrued holiday entitlement and days in lieu and computations of overtime, accrued holiday remuneration and days in lieu in respect of the Employees as at the Transfer Date;

          (ix) certificates in the Agreed Form from Pechiney of the amount of consignment raw materials delivered to the Seller in respect of the Businesses as at the Transfer Date together with a reconciliation statement in the Agreed Form reconciling such amount with the amount of consigned raw materials as at the Transfer Date;

          (x) certified copies of minutes of a meeting of the board of the Seller in the Agreed Form approving the sale of the Businesses and Assets on the terms set out in this Agreement and the execution of this Agreement and any other document which it is to execute pursuant to this Agreement together with a certified copy of all consents required by the Seller from its shareholders in relation to hereto (whether under its articles of association or otherwise) and any power of attorney under which this Agreement or any related document is executed on behalf of the Seller; and

     (c) deliver to the Buyer each of the following Agreed Form documents duly executed by or on behalf of the Seller where such execution is required:

          (i)  the  Leases;

          (ii) the  Premises  Licence;

          (iii)  the  Supply  Agreement;

          (iv) the  Side  Letters;

     (d)  deliver  to  the  Buyer:

          (i) the Mazak Slovakia Transfer Deed in the Agreed Form duly executed by or on behalf of the Seller in favour of Alson Enterprises Corp. or as it may direct;

          (ii) if requested by the Buyer before Completion such waivers, consents or other documents in the Agreed Form as maybe required by the law of

               Slovakia or otherwise reasonably required by the Buyer to enable the Buyer or its nominee to be registered as the holder of the Mazak Shares provided that where the Buyer is required to notify the Seller before Completion of any item required by it under this paragraph 1, this shall be subject to the Buyer's right to request and the Seller's obligation to provide the relevant item subsequently.

2     BUYER'S  OBLIGATIONS
      --------------------

2.1  On  Completion  the  Buyer  shall  deliver  to  the  Seller:

     (a) certified copies of minutes of a meeting of the board of the Buyer approving the purchase of the Businesses and the Assets on the terms set out in this Agreement and execution of this Agreement and any other document which it is to execute pursuant to this Agreement together with a certified copy of any power of attorney under which this Agreement or any related document is executed on behalf of the Buyer;

     (b)  counterparts  of  the  documents  referred to in paragraphs 1.1(b)(i),
          (ii), (vii) and (x) 1.1(c) and 1.1(d) above to which the Buyer or its nominee is a party (if any), duly executed by or on behalf of the Buyer or its nominee; and

     (c) the Loan Notes and Warrant Certificate duly executed by or on behalf of the Buyer, together with certified copies of the Loan Note
          Instrument  and  Warrant  Instrument  as  so  duly  executed.

                                   SCHEDULE 2
                                   ----------
                                  Consideration
                                  -------------


                                                                                 Deferred   Total       Total
Asset . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  GBP        GBP         $
-------------------------------------------------------------------------------

The Fixed Equipment and Moveable Equipment and Alpha Plant. . . . . . . . . . .  n/a        519,443.37  n/a
The Stock (subject to adjustment in accordance with
  Clause 5.2 and Schedule 12)                                                    500,000   -250,000     2,191,349
The benefit of the Contracts and the Licences . . . . . . . . . . . . . . . . .  n/a           1        n/a
Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  n/a           1        n/a
The Business Records. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  n/a           1        n/a
The benefit of the Third Party Rights . . . . . . . . . . . . . . . . . . . . .  n/a           1        n/a
The Goodwill. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  n/a           1        n/a
The Mazak Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  n/a          4,000     n/a
-----------------------------------------------------------------------------------------------------------------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  500,000    273,448.37  2,191,349


                                   SCHEDULE 3
                                   ----------
                                 The Warranties
                                 --------------

1    OWNERSHIP  OF  ASSETS  AND  CAPACITY

1.1 The Assets are the absolute legal and beneficial property of the Seller free from any lease, hire or hire purchase agreement, or other agreement for payment on deferred terms, bill of sale, mortgage, charge, factoring arrangement, lien or other Encumbrance.

1.2  The  Seller  :

     (a) has all requisite corporate or other power to enter into and perform this Agreement and any Agreed Document to which it is or is to be a party and the transactions and matters contemplated in this Agreement and any Agreed Document to which it is or is to be a party; and

     (b) has taken all necessary action and received all necessary consents and licences to authorise the entry into and performance of this Agreement and any Agreed Document to which it is a party and the transactions and matters contemplated in it and any Agreed Document to which it is or is to be a party.

1.3 Neither the execution nor the performance of this Agreement by the Seller is prohibited or restricted by any provision of law or any other matter or thing and in particular is not subject to the approval or consent of any Relevant Authority or regulatory body or of the shareholders of the Seller.

1.4 Since 31 December 2002 (the "LAST ACCOUNTS DATE") (except as shown in the Business Management Accounts) so far as the Seller is aware, the Businesses have been carried on in the ordinary and usual course without interruption and in the same manner (including nature and scope) as immediately before the Last Accounts Date.

2    ASSETS

2.1 In relation to each Contract and each Licence, so far as the Seller is aware:

     (a)  the  Seller  is  in  the  possession  or  in  the  control  thereof;

     (b) there are no written or oral agreements which derogate from the obligations of any person other than the Seller or increase the obligations of the Seller thereunder;

     (c) it is valid and subsisting and has not been terminated, is fully enforceable in accordance with its terms and is not subject to an Encumbrance;

     (d) each party thereto has fulfilled all of its obligations and performed and observed all warranties, undertakings, covenants and agreements on its part to be fulfilled, performed and observed thereunder;

     (e) there has not been, at any time, any breach of the terms thereof by any party thereto and no time or indulgence has been granted by any party in relation thereto and, in particular, but without prejudice to the generality of the foregoing, all amounts due and payable thereunder have been duly paid in full on, or within a reasonable period of, the due date for payment of the same;

     (f) there are no grounds upon which, on the basis of circumstances which have existed or are now existing, any party thereto could terminate its obligations by reason of any default in, or non-performance of, or fundamental breach or repudiation by any other party thereto of, its obligations thereunder and no notice of such termination has been given in respect thereof;

     (g) all taxes, duties, imposts and other charges payable in respect thereof have been paid when due;

     (h) all necessary licences, approvals and consents required prior to the entry into thereof and for their continuation were duly obtained and are subsisting and no circumstances have arisen which may lead to withdrawal or failure to renew, if applicable, of any such licence, approval or consent; and

     (i) no party is entitled to make a valid claim in respect of any representation, breach of condition or warranty or other express or implied term relating thereto and no matter exists which would or might enable a party thereto to raise a set-off, deduction, withholding or counterclaim in any action for breach thereof or otherwise give any party thereto the right to withhold or delay payment of any sum due from it under the terms thereof or the performance of any of its obligations thereunder.

3    CONDUCT  OF  BUSINESS

3.1 So far as the Seller is aware, the Disclosure Letter contains details of all licences, permissions and consents held by the Seller required for the carrying on of the Businesses as carried on at the Completion Date.

3.2 The Seller has complied and is up to date with the Improvement Programme detailed in Section 9.1.1 of the IPPC Licence.

3.3 So far as the Seller is aware, it is not in breach of any of the terms or conditions of any such licenses, permissions or consents (details of all of which are fairly disclosed in the Disclosure Letter) and the Seller is not aware of any reason why any of them may be revoked or not renewed in the ordinary course or should not be capable of being transferred to or obtained by the Buyer without the necessity for any special arrangements or expense.

4    LITIGATION,  OFFENCES  AND  PROCESSES

4.1 Apart from collection by the Seller of trade debts arising in the ordinary course of the Businesses (not exceeding in aggregate GBP 25,000 and any claim by any employee or former employee against the Seller) so far as the Seller is aware there are, and have in the last two years been, no, litigation, arbitration, prosecution or other legal proceedings relating to the Businesses or any of the Assets pending, threatened or outstanding by or against the Seller and the Seller is not aware of any facts or circumstances likely to give rise to any such proceedings.

4.2 No injunction has been granted against the Seller in connection with the Businesses in the last two years or which is still subsisting and the Seller has given no undertaking to any Relevant Authority or to any third party arising out of any legal proceedings relating to the Businesses or the Assets in the last two years or which is still subsisting.

4.3 So far as the Seller is aware, the Businesses have at all times been conducted in compliance in all material respects with all applicable enactments regulations and all requirements of any Relevant Authority for the time being in force including those for the health and safety of employees and the safety of those using, or who may be affected by, the goods supplied by and the services provided by the Businesses.

4.4 So far as the Seller is aware no investigations or enquiries by or on behalf of any Relevant Authority have been carried out in respect of the Seller, the Businesses or any of the Assets in the last two years or are in existence or, so far as the Seller is aware, pending.

4.5 So far as the Seller is aware, there are no Liabilities arising from the sale or supply of any defective product by the Company in connection with the Businesses.

5    EMPLOYEES

5.1 All of the Employees are employed by the Seller in connection with the Businesses and no person other than the Employees is now or has been within the six months preceding the date of this Agreement employed or engaged as an independent contractor in connection with the Businesses.

5.2 The details of the Employees contained in schedule 10 are true and accurate and there are disclosed in the Disclosure Letter particulars of all material terms and conditions of employment of and all remuneration payable and other benefits provided to the Employees or their dependants or to which they are entitled (whether now or in the future and whether legally enforceable or not) including details of all share options, profit sharing, incentive, bonus, commission or other similar arrangements which relate to the Employees.

5.3 There is no outstanding commitment (whether legally binding or not) to increase the remuneration payable or other benefits provided to any of the Employees and no negotiations for any such increase are current or likely within a period of six months from the date of this Agreement.

5.4 So far as the Seller is aware, no dispute is subsisting between the Seller and any Employee or former employee of the Seller, so far as the Seller is aware there are no present circumstances which are likely to give rise to such a dispute and there have been no strikes, work-to-rules, go-slows or other industrial action by any of the Employees or other existing employees or former employees of the Seller during the period of two years immediately preceding the date of this Agreement.

5.5  The  Seller  has  in  relation  to  each  of  the  Employees complied with:

     (a) all obligations imposed on it by all Official Requirements relevant to the relations between it and the Employees or any trade union and has maintained current adequate and suitable records regarding the service and terms and conditions of employment of each of the Employees;

     (b) all collective agreements recognition agreements and customs and practices for the time being dealing with such relations or the conditions of service of the Employees;

     (c) all relevant orders and awards made under any relevant enactment or code of conduct and practice affecting the conditions of service of the Employees; and

     (d) all recommendations made by the Advisory Conciliation and Arbitration Service, all decisions made in relation to any of the Employees by its Arbitration Panel and all awards and declarations made by the Central Arbitration Committee.

5.6 So far as the Seller is aware save for its stakeholder scheme (the "SCHEME") and the Trident Alloys Retirement Plan, there is no superannuation or retirement benefit scheme, top-hat scheme, pension scheme or other pension or life assurance arrangement in operation in relation to the Employees, whether established under trust, by contract, by board resolution, on an ex-gratia basis or otherwise.

5.7 So far as the Seller is aware all contributions which are payable by the Seller in relation to the Employees under the trust deed(s) or rules or other arrangements governing the Scheme and, so far as the Seller is aware, all contributions due from the Employees in respect of the Scheme have been duly made.

5.8 So far as the Seller is aware, all premiums by way of insurance which are payable in respect of the Scheme have been duly paid.

6    INTELLECTUAL  PROPERTY

6.1 Accurate details of all current registrations of and applications for registration of Intellectual Property are set out in the Disclosure Letter and/or in schedule 9.

6.2 So far as the Seller is aware accurate details of all licenses of any of the Registered Intellectual Property by or to the Seller are contained in the Disclosure Letter.

6.3 So far as the Seller is aware it has not received any notice of any claim for revocation, amendment, opposition or rectification or any challenge to ownership or entitlement in respect of any of the Intellectual Property (due to non-payment of renewal or other fees or for any other reason).

6.4 The Seller has not received any written notice that it is infringing and/or has infringed the Intellectual Property Rights of any third party.

6.5 The Seller does not use any of the Intellectual Property otherwise than in connection with the Businesses.

6.6 So far as the Seller is aware, the Intellectual Property constitutes all Intellectual Property Rights which are necessary to enable the Businesses to be fully and effectively carried on in the manner in which the Businesses are carried on as at Completion.

7    BUSINESS  RECORDS

7.1 So far as the Seller is aware all the Business Records and all other documents and records which are to be delivered to the Buyer in accordance with this Agreement:

     (a) have been kept or stored in accordance with all relevant requirements of the Data Protection Acts 1984 and 1998;

     (b)  have  at  all  times been properly completed in all material respects;

     (c) (excluding the VAT Records and the PAYE and NIC Records) do not contain or reflect any material inaccuracies or discrepancies;

     (d) include all documents of title relating to the Assets which are held exclusively by the Seller and those documents are in its possession or under its direct control; and

     (e) are all of the records which are necessary to enable the Businesses to be fully and effectively carried on in the manner in which the Businesses are carried on as at Completion.

8    TAX

8.1  The  Seller  is  a  taxable person for VAT purposes and is registered under schedule  1  VATA  1994.

8.2 None of the Seller, its relevant associates (within the meaning of paragraph 3(7) of schedule 10 VATA) nor any other person has made or will make an election under paragraph 2 of schedule 10 VATA 1994 in respect of any of the Assets.

8.3 So far as the Seller is aware, the PAYE and NIC Records relating to the Businesses are accurate and up-to-date and will be delivered to the Buyer on Completion.

8.4 There is no branch agent office or permanent establishment (within the meaning of the OECD Model Double Taxation Agreement) of the Businesses outside the United Kingdom.

8.5 All Tax and any stamp, registration and transfer taxes and other similar types of duty and levy which are due or which are required to be stamped on any Contracts have been duly paid and/or duly stamped.

9    PROPERTY

     So far as the Seller is aware, all replies to enquiries given by the Seller or the Seller's Solicitors to enquiries raised by the Buyer or the Buyer's Solicitors in respect of the Property are true and accurate and complete in all material respects.

10   DATA  PROTECTION

10.1 The Seller has not shared the Personal Data with any organisation competing with the business of the Buyer.

10.2 The  Seller  will  not retain a copy of the Personal Data after Completion.

10.3 So far as the Seller is aware, there are no outstanding complaints, legal actions, proceedings, assessments, investigations or other queries outstanding from any party including Data Subjects and The Office of the Information Commissioner in respect of the Seller's Processing of the Personal Data.

11   EFFECT  OF  THE SALE OF THE BUSINESS AND THE ASSETS

     The Seller is not aware that after Completion and as a result of the proposed acquisition of the Businesses and Assets by the Buyer:

     (a) any customer or sub-contractor of or supplier to the Businesses or any other person who normally does business with the Businesses will cease or substantially reduce its doing business with the Businesses;

     (b) any of the Employees will terminate or be entitled to terminate his employment.

12   INSOLVENCY

12.1 No order has been made or petition presented or resolution passed for the winding up of the Seller and no distress, distraint, charging order, garnishee order, execution or other analogous process has been levied or as far as the Seller is aware applied for in respect of the whole or any part of the Businesses or the Assets.

12.2 No composition in satisfaction of the debtors of the Seller or scheme of arrangement of its affairs or compromise or arrangement between it and its creditors or members has been proposed, sanctioned or approved.

12.3 No steps for the enforcement of any Encumbrances granted or created by the Seller in relation to the Businesses have been taken or threatened nor has the Seller in relation to the Businesses received any notice to repay any indebtedness or indebtedness which is repayable on demand.

13   INSURANCE

13.1 A summary of the insurances maintained in respect of the Businesses is annexed to the Disclosure Letter and, so far as the Seller is aware:

     (a) nothing has been done or has been omitted to be done whereby any of the said policies has or may become void or voidable or the premiums may become increased;

     (b) the said policies will continue in full force and effect notwithstanding Completion; and

     (c) all premiums payable in respect of such insurance policies have been duly paid.

13.2 So far as the Seller is aware, all claims made in respect of the Businesses under past and present insurances in the two years preceding Completion have been settled in full by the relevant insurers and there is no claim outstanding in respect of the Businesses under any such policies of insurance and, so far as the Seller is aware, there are no circumstances likely to give rise to such a claim or which would be required under any such policies of insurance to be notified to the insurers.

13.3 So far as the Seller is aware, the Insurance Policies are not void or voidable.

                                   SCHEDULE 4
                                   ----------
                   Provisions for the protection of the Seller
                   -------------------------------------------

1 The aggregate liability of the Seller in respect of all breaches of the Warranties shall not exceed the Consideration.

2 The Seller shall be under no liability in respect of any breaches of the Warranties unless the amount claimed by the Buyer in respect of such breach or claim exceeds GBP 2,500 and unless when aggregated with all other claims for breach of the Warranties the value of such claims exceed GBP 25,000, provided that if such amount is exceeded, the Seller shall (subject to paragraph 1) be liable for the whole amount claimed in respect of breaches of the Warranties and not only for the excess.

3 Notwithstanding any other provision of this Agreement, no limitations of any kind whatsoever including the provisions of this Schedule shall apply in respect of any liability under the Warranties arising as a result of any dishonest or fraudulent act, omission, concealment or misrepresentation of or by or on behalf of the Seller unless such dishonest or fraudulent act, omission, concealment or misrepresentation is of or by or at the expression direction of a member of the Management Team.

4    No  claim  shall  be  made  by  the  Buyer  against  the  Seller  under the
     Warranties:

4.1 in respect of any liability or other matter or thing to the extent that liability matter or thing would not have directly arisen or occurred but for an act omission or transaction done made or carried out by the Buyer or any of its directors employees or agents after Completion other than as required by law or pursuant to any contract and otherwise than in the ordinary course of business of the Businesses as carried on immediately before Completion; or

4.2 to the extent that any matter directly results from a change in the accounting or taxation policies or practices of the Buyer or any related company of the Buyer from those used by the Seller (including the method of submitting taxation returns) introduced or having effect after Completion; or

4.3 in respect of any event, fact, matter, occurrence, omission or other breach unless notice in writing thereof (specifying, so far as is practicable from the information then available to the Buyer, the details and circumstances giving rise to the claim is given to the Seller prior to the date in relation to any Warranties on or before 12 months after the Transfer Date;

     Provided always that legal proceedings are commenced against the Seller either within a period of six months after expiry of the relevant period referred to in this paragraph in the case of claims for which the liability is not contingent and is quantified or, in the case of claims which are contingent or not quantifiable within a period of six months after expiry of the date on which a contingent liability ceases to be so and an unquantifiable liability becomes quantifiable; or

4.4 in respect of any liability or other matter or thing to the extent that it occurs as a direct result of or is otherwise directly attributable to;

     (a) any legislation not in force at the date of this Agreement or any change of law or administrative practice having retrospective effect which comes into force after the date of this Agreement; or

     (b) any increase after the date of this Agreement in the rates of taxation in force; or

     (c) the Buyer disclaiming any part of the benefit of capital or other allowances against the taxation claimed or proposed to be claimed on or before the date of this Agreement; or

4.5 in respect of a liability which is contingent only unless or until such contingent liability becomes an actual liability and is due and payable; or

4.6 to the extent any matter or liability is specifically provided for or taken account of in the Business Management Accounts;

4.7 to the extent that the Buyer has actually recovered any loss under a policy of insurance (after taking account of the costs of the premiums paid, the costs of the cover and any increases in premium resulting from the recovery).

5 The Seller shall be entitled to require the Buyer on reasonable notice at the expense of the Seller to take all such reasonable steps or proceedings as the Seller may consider reasonably necessary in order to avoid, dispute, resist, mitigate, compromise, defend or appeal against any relevant third party claim (that is to say any claim by a third party in respect of the Businesses which will or may give rise to a claim under the Warranties) and the Buyer shall act in accordance with any such requirements subject to the Buyer being properly indemnified by the Seller to the reasonable satisfaction of the Buyer against all reasonable costs and expenses incurred or to be incurred in connection with the taking of such steps or proceedings.

5.1 For the purpose of enabling the Seller to avoid dispute resist mitigate compromise defend or appeal against any relevant third party claim or to decide what steps or proceedings should be taken in order to do so, the Buyer shall:

     5.1.1 as soon as reasonably practicable give written notice to the Seller of any relevant third party claim or any circumstances giving or likely to give rise to a relevant third party claim coming to its notice;

     5.1.2 disclose to the Seller all information and documents relating to any claim or matter which may give rise to a claim and, if requested by the Seller on reasonable notice and subject to being fully indemnified pursuant to paragraph 5.2 below permit the Seller and its professional advisers reasonable access during normal working hours to any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Buyer which relate to such claim to enable the Seller and its professional advisers to examine such claim, premises, chattels, accounts, documents and records and to take copies or photographs thereof at its own expense subject to the Seller and its professional advisers agreeing to any reasonable restrictions of release of Confidential Information as requested by the Buyer;

     5.1.3 except where to do so would in the reasonable opinion of the Buyer cause damage to the business and goodwill of the Buyer and the Businesses not make any admission of liability, agreement or compromise with any person, body or authority in relation thereto without prior consultation with the Seller;

     5.1.4 subject to being fully indemnified pursuant to paragraphs 5.2 below if the Seller so requests, delegate entirely to it the conduct of any proceedings of whatsoever nature arising in connection with the third party claim and, in that event, except where to do so would in the reasonable opinion of the Buyer cause damage to the business and goodwill of the Buyer and the Businesses give or cause to be given to the Seller all such assistance as it may reasonably require in disputing the claim and instruct such Solicitors or other professional advisors as the Seller may reasonably nominate to act in accordance with the Seller's instructions on its behalf.

5.2 The Seller shall indemnify the Buyer for all costs, charges and expenses incurred by it in complying with its obligations under paragraphs 5.1 of this Schedule.

6 The Buyer shall reimburse to the Seller an amount equal to any sum paid by the Seller in relation to any claim under the Warranties to the extent that it is subsequently recovered by or paid to the Buyer after deducting less any reasonable costs and expenses incurred in recovering the same.

7 Payment of any claim by a third party to the Buyer shall to the extent of such payment reduce the amount of such claim after deduction of all reasonable costs and expenses of recovery which is capable of being made against the Seller in respect of the same subject matter to the intent that the Buyer shall not be entitled to recover more than once in respect of the same sum.

8 Nothing in this Schedule shall in any way diminish the Buyer's common law obligation to mitigate its loss.

9 Any liability of the Seller under the Agreement in respect of any matter shall be computed after taking into account and giving credit for any corresponding increase in the value of the net assets of or other saving by or benefit to the Buyer or its successors in title resulting from the same matter including without limitation any saving of Tax.

10 If the Seller shall have made any payment in respect of the claim under the Agreement and the Buyer shall receive a benefit or refund which the Seller can demonstrate was not taken into account in computing the liability of the Seller in respect of the claim and would have reduced the liability had this been so, the Buyer shall forthwith repay to the Seller a sum corresponding to such benefit or refund as the case may be less all reasonable costs, charges and expenses incurred by the Buyer in obtaining such benefit or refund.

11 The Buyer hereby agrees with the Seller that in respect of any matter which may give rise to a liability under this Agreement such liability shall not be met more than once unless the first recompense did not fully compensate or will not fully compensate the Buyer for its loss.

12 Any payment made by the Seller pursuant to any claim under this Agreement shall be deemed to constitute a repayment of and a reduction in the Consideration.

                                   SCHEDULE 5
                                   ----------
                                 Excluded Assets
                                 ---------------

1.     The  Debtors.

2.     The  Cash  Balance.

3. The Remaining Business Unit and any assets used mainly in carrying on the business thereof, including those shown as "Exemptions" in Part 2 of
     Schedule  7  and  the  weighbridge  referred  to  therein.

4.     Any  shares  held  by  the  Seller  other  than  the  Mazak  Shares.

5.     The  MTMS  System  being  the  former  IT  System  of  the  Seller.

6.     The  freehold  property  with  title  number  LM402744.

                                   SCHEDULE 6
                                    PROPERTY

                                  The Property
                                  ------------

All of those industrial business premises forming part of the Seller's land at Willenhall Lane, Boxwich, West Midlands (title to which is registered at HM Land Registry under title number LM402744) as more particularly defined in part 1 of the First Schedule to the Leases.

                                   ANNEXURE 1

                              [Agreed Form Leases]


                                   ANNEXURE 2

                          [Agreed Form Premises Leases]


                                   ANNEXURE 3

                           [Agreed Form Side Letters]

                                   SCHEDULE 7
                                   ----------
                        PLANT AND MACHINERY AND VEHICLES

                            Part 1 - The Alpha Plant
                            ------------------------

1/80  MOULD  INCLINED  CASTING  MACHINE
2/100  MOULD  FLAT  CASTING  MACHINE
3/60  MOULD  BULLETT  CASTING  MACHINE
4/3  OFF  INGOT  TAKE  OFF  CONVEYORS
5/  1  ALUMINIUM  FURNACE  SHELL
6/4  OFF  5  TON  CAST  IRON  POTS
7/1  OFF  3  TON  IRON  POT
8/1  OFF  ARL2460  ARGON  SPECTROMETER
9/  1  OFF  CONCAST  MACHINE

                          Part 2 - The Fixed Equipment
                          ----------------------------

MAZAK  PLANT

The  contents  of  the  building  known  as  the  MAZAK  PLANT  including

1/  6.6kv  Transformers
3/  Clayton  K50  hoists  mounted  on  cranes
4/  Masters  1  alloying  plant  complete  including  residual  zinc
5/  Masters  2  alloying  plant  complete  including  residual  zinc
6/  Galvalloy  alloying  plant  complete
7/  Aluminium  reverbatory  furnace
8/  Floor  mounted  weighing  machines
9/  Aluminium  distribution  runway  system  and  buckets
10/  Compressors
11/  Spare  items  of  equipment  (pumps  hoists  mixers  etc)  as  stored
12/  Spare  Aluminium  reverb  furnace  shell
13/  Galvalloy  water  cooling  system
14/  Water  supply  line  and  water  cooler
15/ Any other equipment or plant lying, stored, and currently or previously utilised by the Alloys BU for the manufacture of Zinc alloys within the plant area.
16/  Fire  extinguishers,  safety  signs.
17/  Surely  this  is  the  landlord's?
18/  Telephones  and  lines
19/  Forklift  Trucks  as  listed  in  mobile  plant  schedule
20/  Contents  of  supervisors  office,  rest  room,  storeroom
21/  Portakabin  (day  crew)
22/  Zinc  dome  plant  complete  with  stillages  and  residual  zinc
23/  Casting  facility  for  minor  alloys  inc  tilting  furnace
24/ Casting facility for plating anodes including any moulds residing in the plant
25/ All redundant equipment lying in the area between the Mazak plant and squires yard.
26/ Portakabin and contents including IT equipment as used by QA / stock controller.

27/  FLT  loading  ramp
28/  Radio  redifusion  equipment  and  speakers
29/  Weighing  machine  test  weights

TECHNAGALVA  AND  ZL  ALLOYS

The  contents  of  the  building  known  as the Technagalva / ZL alloys building

Including

1/  ZL  alloys  production  plant  complete
2/  Technagalva  production  plant  complete  including  residual  zinc
4/  2  off  fume  filtration  plants  and  ductworks
5/  Water  cooling  system  for  casting  machine
6/  Portakabin
7/  Thomas  skid  steer  loader
8/  Fork  lift  trucks  as  listed  in  mobile  plant  schedule
9/  Fuel  oil  storage  tanks  and  bund
10/  Floor  mounted  and  freestanding  weighing  machines
11/  Any  site  stored  spare  parts  not  useable  by  Anodes
12/ Any redundant and or previously used plant and equipment from the Technagalva or ZL production plants
13/  All  plant  dedicated  gas  and  electrical  distribution  equipment
14/  Aluminium  tilting  furnace
15/Aluminium  runway  system
16/  Fire  extinguishers  and  safety  signs

ZINC  PHOSPHATE  PLANT

The  contents  of  the  building  known  as  the  phosphate  plant  including,

1/  All  plant  and  equipment  used  in  the  manufacture  of  Zinc  phosphate
2/  All  plant  and  equipment  used in the packing and or bagging of Zinc Oxide
3/  Phosphoric  acid  storage  tank  and  associated  pumps.
4/  Ducting  and  supports  for  transporting  Zinc  Oxide  from  ETF  building
5/  Switchgear  and  transformer  located  next  to  Zinc  Phosphate  plant
6/ Water supply and storage tank located next to Zinc Phosphate plant 7/ Vehicle washing station located to the rear of Zinc phosphate store
8/  The  entire  contents  of  Zinc  Phosphate  store  (  excluding  stock)
9/  Fire  extinguishers  and  safety  signs
10/  Fork  lift  trucks  as  listed  in  mobile  plant  schedule
11/  Portakabin
12/  Contents  of  rest  room
13/  Clarifiers  and  effluent  treatment  equipment
14/  Compressors  as  installed  and  any  site  stored  spare  parts
15/  Safety  shower
16/  Filter  press  and  associated  equipment
17/  Hosokawa  microniser  and  bag  filter
18/  Hosokawa  classifier  and  bag  filter
19/  Zinc  oxide  collection  filter  situated  outside  plant
20/  Entecon  Zinc  Oxide  conveyor
21/  Fixed  and  mobile  weighing  machines
22/Any other equipment or plant lying, stored, and currently or previously used by the pigments BU for the manufacture of zinc phosphate

E.T.F.  PLANT  &  "A"  SIDE  BUILDING

The contents of the buildings known as the ETF plants and zinc dust and oxide packing comprising

1/ 2 off Zinc Oxide columns, melting furnaces including residual zinc, combustion chambers and instrumentation associated with the production of Zinc oxide
2/ 2 off Zinc Dust columns, melting furnaces including residual zinc, condensers and instrumentation associated with the production of Zinc dust
3/ All switchgear and transformers for 6.6Kv power distribution systems for all 4 ETF columns and furnaces
4/  The  zinc  dust screening plant complete with bag filter and feeder station.
5/  The  Zinc  Dust  classifier  complete  with  bag  filter  and feeder station
6/ The Zinc Dust packing station complete with hygiene filtration and feeders 7/ Swing jibs, lifting hoists, runway beams and hoists
8/  Zinc  Dust  blender  and  filter
9/ Zinc Oxide collection Filter, Ducting and packing equipment as installed 10/ Compressors as installed
11/  Fork  lift  trucks  as  listed  in  mobile  plant  schedule
12/  Fire  extinguishers  and  safety  signs
13/  Floor  mounted  and  mobile  scales
14/  Dust  box  turnover  apparatus
15/  Zinc  dust  boxes
16/  Contents  of  rest  room
17/  Contents  of  stock  controllers  office
18/  Spare  parts  as  stored  in  compressor  house
19/  Bottled  Gas  storage  pen
21/  Hygiene  air  filtration  system,  bag  filter,  fans  and  chimney.
22/ Switch and distribution equipment next to chimney known as "a" side sub 23/ Quantity of dust drums
24/  Quantity  of  coke  drums
25/  Quantity  of  coke  (loose  on  yard)
26/  FLT  loading  ramp.

SITE  SERVICES  BUILDING

The  contents  of  the  site  services  building  including

1/  All  equipment  related  to  the  maintenance  workshops  and  FLT  bay
2/  Fax  machine  in  stores  office
3/  All  laboratory  equipment  associated  with  the  Alloys  and Pigments BU,s
4/ All office equipment located within the laboratory rooms, 5/ All office equipment located in the offices of G Berry and K Sargeant
6/  All  metallurgical  equipment  located  in  the  top  corner  Laboratory
7/  The  E982  polyvac  and  argon  tank
8/  The  Hertzog  Milling  machine
9/  The  pedestal  drill  press
10/  Hydrovane  compressor
11/  IT  equipment  as  in  use  or  installed
12/  Fire  extinguishers  and  safety  signs
13/ All laboratory equipment associated with the paint lab not used by Anodes 14/ Concrete segmented traffic barriers
16/  PC  and  the  contents  of  G  Perry's  office
17/  The  contents  of  the  electricians  workshop  tools  and  spares
18/ All photographic equipment located in the room beneath the stairs 19/ Radio redifussion equipment located in the stores office
20/  The  coulter  counter
21/  The  atomic  absorption  spectrometer

22/  The  fume  cupboard
23/  The  analytical  standards
24/  the  work  benches  cupboards  and  units  located  in the down stairs labs
25/ All spare parts located in the workshops for either BU or Slovakia. 26/ Stores label printer
27/  Label  printer  used  by  Zinc  products
28/  Grit  spreading  machine

EXEMPTIONS

1/  The  E  962  polyvac
2/  The  center  lathe
3/  The  electrochem  cut  off  saw
4/  The  Belt  linisher
5/  All  of  the  equipment  associated  with  electrochem  tests
6/  The  work  benches  cupboards  and  units  used  for  electrochem  tests

THE  ALLOY'S  COMMERCIAL  AREAS

The contents of the work areas on the ground floor only and used by all those employees transferring to the new company including,

1/  IT  equipment,  desks,
2/  Filing  cabinets,
3/  Reuters  satellite  link,
4/  Telephones,
5/  Shelving,
6/  One  overhead  projector,
7/  One  IT  projector,  screen  etc.

BATHOUSE

1/  The  lockers
2/  The  fireproof  safe  located  in  the  surgery
3/ The overalls and clothing currently used by the BU employees 4/ Contents of the first aid room.

CENTRAL  STORAGE  AREA

All plant and equipment current or redundant that is lying or stored in the area between the services building and "A" side. Including shipping containers (3)

POWDER  PLANT

The  entire  contents  of  the  powder  plant  including

1/  Zinc  melting  furnace
2/  Compressor
3/  Condenser
4/  Packing  Equipment
5/  Scales
6/  lifting  beam  and  hoist
7/  powder  boxes
8/  Powder  drums
9/  Plate  feeder
10/  Chimney  and  fume  extraction  plant

DRUM  STORES

Any equipment spares or plant that is located in the drum stores for either of the business units. To include current and redundant items.

THE  WEIGHBRIDGE  IS  NOT  INCLUDED  IN  ANY  OF  THE  ABOVE.
-------------------------------------------------------------

                         Part 3 - The Moveable Equipment
                         -------------------------------


                              Part 4 - The Vehicles
                              ---------------------

                                   SCHEDULE 8
                                   ----------
                             CONTRACTS AND LICENCES

                            Part 1 - Supply Contracts
                            -------------------------

                MAIN SUPPLY CONTRACTS OF TRIDENT ALLOYS LIMITED


Contracting     Product                                      Date
Party
--------------------------------------------------------------------
BSC Diecasting  Mazak 3 (EN 1774 (1998) ZLO400              30.1.03
Ltd.            Mazak 5 (EN 1774 (1998) ZLO400)             30.1.03

Domus S.A       22.000 - Mazak 5 STD EN 1774 (1997) ZL0410  07.08.02
Greece          22.000 - Mazak 5 STD EN 1774 (1997) ZL0410  07.08.02
                44.000 - Mazak 5 STD EN 1774 (1997) ZL0410  25.09.02
                63.000 - Mazak 5 STD EN 1774 (1997) ZL0410  25.09.02

ETMA            250.00 - Mazak 5 STD EN 1774 (1997) ZL0410  10.02.03
(Engineering)   250.00 - Mazak 5 STD EN 1774 (1997) ZL0410  04.02.03
Ltd, Halesowen

KA SHUI         1008.00 - Mazak 3 STD EN 1774 (1997) ZLO400 02.05.02
Manufactory Co. 504.00 - Mazak 3 STD EN 1774 (1997) ZLO400  12.11.01
Limited, Hong   252.00 - Mazak 3 STD EN 1774 (1997) ZLO400
Kong

Mfc Commodities 200.00 - Mazak 5 STD EN 1774 (1997)
GMBH, Austria   ZL0410

Raytech (Die    300.00 Mazak 3 Claw End EN 1774 (1997)      26.09.02
Casters and     ZLO400
Plastic         250.00 - Mazak 5 STD EN 1774 (1997) ZL0410  26.09.02
Moulders
Limited, Walsall

Titus           337.500 Mazak Claw END EN 1774 (1997)       25.06.02
International   ZLO410
Ltd, Bucks      337.500 Mazak Claw END EN 1774 (1997)       25.06.02
                ZLO430
                150.00 Mazak 5 Claw END EN 1774 (1997)      13.02.03
                ZLO410
                112.500 Mazak 5 Claw END EN 1774 (1997)
                ZLO410
                112.500 Kayem Claw END EN 1774 (1997)
                ZLO430


                                        70



Contracting     Product                                      Date
Party
--------------------------------------------------------------------
Dynacast UK     Alloyed Zinc                              Jan-Dec 03
Ltd. Alcester

Diecasting      Letter of intent dated October 2002 which   18.10.02
Machinery       allows Trident to act as Sales Agent
                for LKM

Mavis (Diana)   Annual Sofware Back Up and upgrade package   24.7.00
                purchased by Trident from Alphacast.
                Renewed annually. Paid monthly in
                instalments


            MAIN METAL PURCHASE CONTRACTS IN FORCE AS AT 30 JUNE 2003


Contracting Party    Product                                      Date
--------------------------------------------------------------------------
Rio Tinto Aluminium  Prime Aluminium, 500kg sow remelt ingot      12.12.02
                     form, AI 99.6min, Fe 0.30% max

Euromin              Electrolytic high grade zinc metal CIS       07.11.01
                     origin with minimum 99.975 pct zinc in
                     ingots of approx 19-23kg and strapped in
                     bundles of 1-1.3 metric ton

                     and

                     Electrolytic high grade zinc metal CIS
                     origin with minimum 99.975 oct zinc in
                     jumbo ingots of 1,000kgs.

Pechiney Trading     Electrolytic high grade Zinc metal, C.I.S    23.1.03
Limited              Origin, with minimum 99.975 pct zinc in
                     ingots of approximately 19-23 kgs, strapped
                     in bundles of about 1,000 kgs. Each

                     And

                     Electrolytic high grade zinc metal, C.I.S.
                     origin with minimum 99.975 oct zinc in
                     jumbo ingots of 1,000 kgs. Each.

Pasminco Budel Zink  Special high grade zinc (SHG) produced to    23.12.02
                     EN1179Z1 European Standard under ISO 9002 at delivery
                     Budel Zink BV, The Netherlands in 1950 kg    commencing
                     jumbos and / or 25 kg plates strapped in     Feb 2003 -
                     bundles of 1000kgs, as per attached drawings. Jan 2004

Outokumpu            SHG Zinc conforming to BS EN 1179: 1996       12.3.03
                     ZI Cd max 10ppm, Pb max 25 ppm. In the
                     form of slabs in bundles of approx 1000 kgs,
                     each or jumbos of about 2000 kgs each

Glencore             6,500 mt zinc metal, 99.9% min ZN content     30.12.02
International A G


                           Part 2 - Finance Agreements

FINANCE  AGREEMENTS


Agreements                     Description                         Date
-------------------------------------------------------------------------------
Lloyds TSB Asset Finance       Fork lift Trucks X 3 -
Hire Purchase Agreement        Agreement Number 70/256/56200560-2  25th July 02

Lloyds TSB Asset Finance       Fork lift Trucks X 3 -               6th June 02
Hire Purchase Agreement        Agreement Number
                               70/256/ILS/56141912=2

Siemens                        Agreement number 049-4318            22.11.01
                               1x HP 2200 DTN
                               1 x HP 8150 DN
                               1x HP4100 TN
                               2 x Sheet Feeder



                                Part 3 - Licences

LICENCES


Licence                        Description                         Date
---------------------------------------------------------------------------------
Severn Trent Water             Industrial Services - Trade Effluent. 1st May 1997
Discharge Consent              Phosphate Effluent Water

Severn Trent Water             Industrial Services - Trade Effluent  1st May 1997
Discharge Consent              Surface Water

BS EN ISO                      BS EN ISO 14001: 1996                 1 April 2003

                               Together with certificate of Approval
                               for manufacture of zinc products

BS EN ISO                      BSN EN ISO 9002: 1994                 1 April 2002

                               Zinc Alloys certificate of approval
                               - quality management system -
                               production of zinc alloy ingots
                               for alloying, casting, coating and plating.

BS EN ISO                      BS EN ISO 9002: 1994                  1st April 2002

                               Together with certificate of
                               Approval - quality Management System
                               - manufacture of zinc dust, powder,
                               phosphate and oxide


                                        72



Licence                        Description                         Date
---------------------------------------------------------------------------------
Environment Agency             2003 registration of individual       1 April 2003
                               producers of packaging waste

Secretary of State for         Underlying climate change agreement
the Environment, Transport     for the non-ferrous sector
and The Regions

IPPC Licence                   Reference Number BJ9762          20th December 2002

IPPC Licence Variation         Reference Number  BU9742             27th June 2003
Certificate



SOFTWARE  LICENCES

1.     CASTFLOW

2.     IPPC  Licence  various  certificate  Reference  Number  BIL9742

3.     CASTPULSE

4.     MAVIS

                                   SCHEDULE 9
                                   ----------
                        The Intellectual Property Rights
                        --------------------------------
                            Business and trade names
                            ------------------------
NAME OF MARK

Mazak

Kayem

ZA27

ZA 12

ZA8

Delaville

Delox 20

Delaphos (2, 2M, 4, ZP3,
CP2 Di-calcium Phosphate)

Galfan

Galvalloy

Technigalva

Hazca

Polygalv

Zami

Concast

C-century

Alpha

                                   SCHEDULE 10
                                   -----------
                                    Employees
                                    ---------
                               Part 1 - Employees
                               ------------------

                           Part 2 - Letter from Seller
                           ---------------------------

[  [Name  and  address  of  employee]

Date:

Dear

NOTIFICATION  OF  CHANGE  OF  OWNERSHIP

I am writing to let you know that this company has agreed today (the "COMPLETION DATE") to transfer the Businesses known as the Alloys Business Unit and the Zinc Pigments Business Unit to Mazak Limited (the "Purchaser"), a company established by Jonathan Hill, Keith Sargeant, Richard Johnson, Jonathan Chappell, Stephen Wheeler and Geoffrey Berry together with the Bancorp group.

Your employment with us has therefore ceased as of the Completion Date. However, pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981, your contract of employment together with all your rights and obligations under that contract has been automatically transferred to the Purchaser with effect from the Completion Date. Please note that, under TUPE, your rights in relation to the Trident Alloys Retirement Plan and the Trident Alloys Corporate Stakeholder Pension Plan (the "STAKEHOLDER SCHEME") are excluded. However, the Purchaser will continue to make contributions into the Stakeholder Scheme or an equivalent scheme.

We confirm that we have not taken any measures in relation to your employment before the Completion Date as a result of the Transfer.

If  you have any questions relating to this transfer please feel free to discuss
them  with  [       ].
I would like to take this opportunity of thanking you for your past loyal service.

Yours  sincerely

For  and  on  behalf  of
Trident  Alloys  Limited
Director   ]  ]

                           Part 3 - Letter from Buyer
                           --------------------------

[[  Name  and  address  of  Employee]

Date:

Dear

As you will see from the accompanying letter from Trident Alloys Limited (the "SELLER") we have agreed to buy the businesses known as the Alloys Business Unit and the Zinc Pigments Business Unit of the Seller in which you are employed today (the "COMPLETION DATE").
Pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 1981 ("TUPE"), your contract of employment with the Seller (together with all your rights and obligations under the contract) has been automatically transferred to us and with effect from the Completion Date you will be employed by us on [the same terms and conditions as those on which you were employed by the Seller [for the Management Team] the terms and conditions set out in the Service Agreement between us].
Please note that under TUPE, your rights in relation to the Trident Alloys Retirement Plan and the Trident Alloys Corporate Stakeholder Pension Plan (the "STAKEHOLDER SCHEME") are excluded. However, we will continue to make contributions into the Stakeholder Scheme or an equivalent scheme.
We do not envisage taking any measures in relation to your employment following the Completion Date.
The period since you started your employment with the Seller as specified in your present contract of employment (and including any earlier periods of continuous employment ) will be treated as continuous employment for employment protection purposes.

Yours  sincerely
For  and  on  behalf  of
Mazak  Limited

Director

                                   SCHEDULE 11
                                   -----------
                                Business Records
                                ----------------

1 All books of account, payroll records, stock records, and other financial records (excluding the VAT Records).

2 All instructional and promotional materials, sales publications, advertising materials, terms and conditions of business, catalogues, manuals, inventories, specifications and other sales documents, records and materials.

3 All designs, drawings, plans, computer programs and data files, research notebooks and other technical records or materials.

4 All information maintained by or on behalf of the Seller relating to customers and suppliers.

5    The  PAYE  and  NIC  Records.

6    The  Personal  Data  and all consents held by the Seller to its Processing.

7 All plates, blocks, negatives, computer disks and similar materials relating to any of the above.

                                   SCHEDULE 12
                                   -----------
                     Adjustment of Provision of Stock Price
                             Part 1 - Interpretation
                             -----------------------

1 In this schedule the "Completion SV" means the statement of the unaudited value of the Stock as stated by the Buyer and agreed (or deemed to be agreed) by the Seller or, as the case may be, as determined by the Independent Accountant, and prepared in accordance with this Schedule as at the Transfer Date;

                              Part 2 - Calculation
                              --------------------

2.1 As soon as reasonably practicable after the Completion Date and in any event on the date which is on or before sixty days from the Completion Date the Buyer shall prepare and deliver to the Seller the Completion SV (together with a reconciliation to the Inventory so far as reasonably practicable). The Seller shall provide (and procure its employees and advisers provide) to the Buyer such information as the Buyer may reasonably require for the purpose of the Completion SV.

2.2 Subject to paragraph 2.3 (which shall prevail in the event of an inconsistency with this paragraph 2.2) the Completion SV shall be prepared:

2.2.1 using the same accounting policies and practices adopted by the Seller in the preparation of its financial statements so far as they relate to the Businesses for the period ended 31 March 2003; and

2.2.2 so far as not inconsistent with paragraph 2.2.1 in accordance with generally accepted United Kingdom accounting principles and applicable accounts standards.

2.3 The value of the Stock to be included in the Completion SV shall be ascertained/determined on the following basis:

                             PART A - RAW MATERIALS

Zinc  and  Aluminium

Definitions

FIFO  =  First  in,  First  out

LME = London Metal Exchange Official midday price for SHG Zinc or Aluminium on the next Working Day following the Completion Date. This price is quoted in $ and, in the case of aluminium, but not zinc, will be converted to GBP at the rate which applies to that LME Official Midday price.

Supplier Premium = The additional amount each supplier adds to the Basic Metal Price. Where this is in $ it will, in the case of aluminium, but not zinc, be converted to GBP at the same rate as the LME.

Transport = The charge for delivery to Bloxwich. This may already be included within the Supplier Premium.

The  QP+1  Stock  shall  be  valued  at  zero.

The supplier of each item of raw zinc material or raw aluminium material save for the QP+1 Stock shall be identified and the value of that item per tonne shall be

LME  +  Supplier  Premium  + Transport (if not included in the Supplier Premium)

Other  metals

At  FIFO  cost,  currency  as  above.
Dross  to  be  valued  at  current  market  prices.

                    PART B - FINISHED AND PART FINISHED STOCK
Definitions

Bills of Materials = the compositions which are followed including an allowance for any losses in processing.

The raw material elements of all such items shall be ascertained by reference to the current Bills of Materials. The raw material elements shall be valued under the provisions of Part A above.

The conversion costs of all finished stock per tonne shall be the rate used in the last audited accounts.

Where any such items are sub-standard the raw zinc material element only shall be calculated from the Bills of Materials and then valued using the provisions of Part A above.

Where at the Transfer Date any such items cannot be sold or reprocessed then, save in the case of zinc dust for which no provision shall be made, the value will be the current scrap price.

Materials purchased for reprocessing to be valued at the purchase price subject to adjustment of the Zinc content to the LME as defined in Part A.

                              PART C - CONSUMABLES

All  items  to  be  valued  at  FIFO  cost.

                               PART D - PROVISIONS

No provisions shall be made against any of the Stock valued pursuant to Parts A to C above either:-

(a) because too much stock of any particular item of Stock is held at Completion and all such Stock may or will not in the opinion of either the Buyer or the Independent Accountant be used before it is no longer usable or will become obsolete; or

(b) as a result of any event, circumstance or matter occurring or information being ascertained after Completion;

(c)  in  respect  of  any  stock  of  zinc  dust.

                Part 3 - Agreement of Completion Stock Statement
                ------------------------------------------------

3.1 The Completion SV shall be reviewed by the Seller, who shall be afforded access to all working papers of the Buyer and all other facilities which are reasonably required to enable them to carry out their review.

3.2 Within 14 days of service on the Seller of the draft Completion SV, the Seller shall serve notice on the Buyer to confirm their agreement to or dispute the draft Completion SV. If no notice is served on the Buyer before the expiryof 14 day period, the draft Completion SV shall be deemed to have been agreed and shall be final and binding upon both the Seller and the Buyer.

3.3 If the Seller serves notice to dispute any part of the Completion SV, they shall notify the Buyer of the reasons for such dispute. The parties shall then seek to reach agreement between them to enable the draft Completion SV to be agreed.

3.4 If the parties are unable to reach agreement within two weeks of the Seller's notice served pursuant to paragraph 3.2, the outstanding issues in dispute may be referred by either the Seller or the Buyer to the Independent Accountant for final determination in accordance with clause 14 of this Agreement.

                 Part 4 - Adjustment to Provisional  Stock Price
                 -----------------------------------------------

4.1 Within 5 days of the agreement, deemed agreement or determination of the Completion SV pursuant to this Schedule:

4.1.1 if the Completion SV exceeds the amount of the Provisional Stock Price, the Buyer shall pay to the Seller in cash in full an amount equal to the amount of any such excess; and

4.1.2 if the Completion SV is less than the amount of the Provisional Stock Price the Seller will, at the option of the Buyer, either repay to the Buyer in cash in full or set off against the Loan Notes an amount equal to the amount of any such shortfall.

                                   SCHEDULE 13
                                   -----------


                               Intentionally Blank
                               -------------------

                                   SCHEDULE 14

                                 The Management
                                 --------------

Richard  Johnson
Burrs  Cottage
Great  Hucklow
Buxton
Derbyshire  SK17  8RF

Jonathan  Hill
4  Fosseway
Lichfield
Staffordshire  WS14  0AD

Keith  Roy  Sargeant
87a  St  Annes  Road
Willenhall
Walsall
West  Midlands  WV13  1DT

Jonathan  Andrew  Chappell
387  Sutton  Road
Walsall
West  Midlands  WS5  3AS

Stephen  John  Wheeler
4  Oaklands  Road
Four  Oaks
Sutton  Coldfield
West  Midlands

Geoffrey  Laurence  Berry
2  Malvern  Court
Yardley  Road
Acocks  Green
Birmingham  B27  6LQ

EXECUTED  AS  A  DEED  by     )
TRIDENT  ALLOYS  LIMITED      )
acting  by:                   )

          Director

          Director/Secretary



EXECUTED  AS  A  DEED  by     )
MAZAK  LIMITED                )
acting  by:                   )

          Director

          Director/Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant   MFC  BANCORP  LTD.
             ------------------

By           /s/  Michael Smith
             -----------------
             Michael Smith
             President

Date         August 7,  2003
             ---------------